UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED - ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

ANNUAL FINANCIAL STATEMENTS
2017

OUR
MISSION
To create value for our shareholders, our employees and our business and social partners through safel y and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

Safety is our first value.
We place people first and correspondingly put the
highest priority on safe and healthy practices and
systems of work. We are responsible for seeking
out new and innovative ways to prevent injury
and illness in our business and to ensure that our
workplaces are free of occupational injury and
illness. We live each day for each other and use
our collective commitment, talents, resources and
systems to deliver on our most important
commitment... to care.
We treat each other with dignity
and respect.
We believe that individuals who are treated
with respect and who are entrusted to take
responsibility, respond by giving their best. We
seek to preserve people’s dignity, their sense
of self-worth in all our interactions, respecting
them for who they are and valuing the unique
contribution that they can make to our business
success. We are honest with ourselves and others,
and we deal ethically with all of our business and
social partners.
We value diversity.
We aim to be a global leader with the right people
for the right jobs. We promote inclusion and team
work, deriving benefit from the rich diversity of the
cultures, ideas, experiences and skills that each
employee brings to the business.

We are accountable for our actions and
undertake to deliver on our commitments.
We are focused on delivering results and we do
what we say we will do. We accept responsibility
and hold ourselves accountable for our work, our
behaviour, our ethics and our actions. We aim to
deliver high performance outcomes and undertake
to deliver on our commitments to our colleagues,
business and social partners, and our investors.
We want the communities and societies
in which we operate to be better off for
AngloGold Ashanti having been there.
We uphold and promote fundamental human
rights where we do business. We contribute
to building productive, respectful and mutually
beneficial partnerships in the communities in
which we operate. We aim to leave a legacy of
enduring value.
We respect the environment.
We are committed to continually improving our
processes in order to prevent pollution, minimise
waste, increase our carbon efficiency and make
efficient use of natural resources. We will develop
innovative solutions to mitigate environmental and
climate risks.

ANNUAL FINANCIAL STATEMENTS
2017

CONTENTS

4

SECTION 1
GOVERNANCE
11
SECTION 2
MANAGEMENT
DISCUSSION
22
SECTION 3
FINANCIAL
STATEMENTS
132

SECTION 4
OTHER
Audit and Risk
Committee–
Chairman’s letter

Chief Financial
Officer’s Review

Directors’ approval
Secretary’s certificate

Affirmation of
financial statements

Directors’ report

Independent
auditor’s report

Group
financial statements

Company financial
statements

Annexure A:
Summary of significant
accounting policies

Principal subsidiaries
and operating entities
Shareholders’
information

Glossary of terms
and abbreviations

Administrative
information

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold
Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures
-
and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

ANNUAL FINANCIAL STATEMENTS
2017

AUDIT AND RISK COMMITTEE – CHAIRMAN’S
LETTER

It is my pleasure to present, on behalf of the Audit and Risk Committee, an overview of the activities this committee performed during the 2017 financial year. This report is presented in accordance with the company’s Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), Principle 8, 15 and the recommended practices contained in the fourth King Report on Governance for South Africa (King IV), as well as the Audit and
Risk Committee’s formally approved charter, which is in line with the JSE Listings Requirements and is reviewed and approved by the board on an annual basis.
ROLE AND FOCUS
The Audit and Risk Committee is an independent statutory committee and all members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 16 May 2017. The Audit and Risk Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold
Ashanti.
It is the Audit and Risk Committee’s principal regulatory duty to oversee the integrity of the group’s internal control environment and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations.

Management has established and maintains internal controls and procedures, which are reviewed by the Audit and Risk
Committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aim to provide reasonable but not absolute assurance that these risks are well managed and that material misstatements and/or loss will not materialise.

The board assumes ultimate responsibility for the functions performed by the Audit and Risk Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.
COMPOSITION AND DUTIES
The Audit and Risk Committee comprises six independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving business environment. I was again elected as chairman of the Audit and Risk Committee and fulfilled this role during the 2017 financial year.
The Audit and Risk Committee’s duties as required by section 94(2) of the Companies Act, King IV, JSE Listing requirements and board-approved terms of reference is set out in the Audit and Risk Committees annual work plan. These duties were discharged as follows:
FINANCIAL REPORTING
● reviewed the trading and market updates and the half year and full year results;
●
confirmed the integrity of the group’s Integrated Report, Annual Financial Statements and the Form 20-F;
●
reviewed the expertise, experience and performance of the finance function and Chief Financial Officer;
RISK MANAGEMENT, INTERNAL CONTROL, INTERNAL AUDIT AND COMBINED ASSURANCE
● assessed the scope and effectiveness of the systems to identify, manage and monitor financial and non-financial risks;
●
reviewed the procedures for detecting, monitoring and managing the risk of fraud;
●
reviewed the scope, resources, results and effectiveness of the internal audit department;
●
approved the internal audit plan, monitored the execution of the approved plan and approved subsequent changes to the approved plan;
●
ensured that a combined assurance model is applied to provide a co-ordinated approach to all assurance activities;
EXTERNAL AUDITORS
●
nominated the appointment of independent external auditors by the shareholders;
●
reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors;
●
approved the remuneration of the external auditors;

ANNUAL FINANCIAL STATEMENTS
2017

EXTERNAL AUDITORS
CONTINUED
●
approved the integrated audit plan of the external auditors;
● pre-approved all non-audit services in line with the formal policy on non-audit services;
●
after considering the written confirmation of the auditor’s independence and the length of tenure assessed that there were no impediments on the external auditors’ independenceand the effectiveness of the group ’s external audit function;
●
approved the appointment of the external auditors to provide independent reasonable and/or limited assurance on certain sustainability indicators as included in the Sustainable Development Report;
●
in terms of the JSE listing requirement 3.84(g):
●
the Committee satisfied itself that the external auditor is accredited on the JSE list of Auditors and Accounting
Specialists, and that the individual auditor responsible for performing the functions of the auditor, does not appear on the JSE list of disqualified individual auditors, as set out in Section 22;
●
considered the results of the most recent IRBA (Independent Regulatory Board of Auditors - South Africa) and PCAOB
(Public Company Accounting Oversight Board - United States of America) review results and concluded that there were no significant matters reported;
●
consider the decision letter for all other engagement file reviews of the engagement partner; and
●
consider all legal proceeding outcomes against the external auditor for the past 7 years.
GOVERNANCE
●
reviewed developments in reporting standards, corporate governance and best practice;
●
monitored the governance of information technology (IT) and the effectiveness of the group’s information systems;
● reviewed the adequacy and effectiveness of the group’s compliance function; and
● evaluated the effectiveness of the committee through an external assessment.

PROCEEDINGS AND PERFORMANCE REVIEW
During 2017, the Audit and Risk Committee formally met 5 times and meetings were attended by all members of the committee.
R Gasant (Chairman) – BCompt (Hons), CA (SA), ACIMA, Executive Development Programme 5/5
Prof LW Nkuhlu - BCom, – CA (SA), MBA – Retired May 2017 3/3
MJ Kirkwood – AB, Economics & Industrial Engineering 5/5
R Ruston – MBA Business, BE (Mining) 5/5
M Richter – BA, Juris Doctor 5/5
A Garner – BSE, Aerospace and Mechanical Sciences 5/5
S Zilwa* – BCompt (Hons), CA (SA), Advanced Diploma in Financial Planning, Advanced
Taxation Certificate, Advanced Diploma in Banking – Appointed at the May 2017 AGM 2/2
*    SV Zilwa, although appointed to the board with effect from 1 April 2017, her appointment as The Audit and Risk Committee member was effective from 16 May 2017.

The Chief Financial Officer, Senior Vice President: Finance, Group General Counsel and Company Secretary,
Senior Vice President: Group Internal Audit, Group Tax Manager, Group Risk Manager, Chief Information Officer,
Group Compliance Officer, the External Auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and
Risk Committee meets separately during closed sessions with management (including the Chief Executive Officer), internal audit and external audit at every scheduled quarterly meeting.

The Audit and Risk Committee was subjected to an independent external assessment during 2017. The assessment focused on its effectiveness. The results of the assessment were discussed, actions taken and processes put in place to address areas identified for improvement.

ANNUAL FINANCIAL STATEMENTS
2017

HIGHLIGHTS OF 2017
In addition to the execution of the Audit and Risk Committee’s statutory duties, set out below are some highlights from 2017:
Focus Area
Actions
Financial Reporting
Market updates, half-year
and annual IFRS reports
Reviewed and recommended the trading and market updates, half-year and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:
● ensuring that complex accounting areas comply with IFRS;
●
carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates;
●
discussing the accounting treatment of significant accounting and auditing matters as well as non-routine transactions with management and the external auditors including the accounting for the disposal of certain of the South African assets, the restructuring of some of the South African operations; the provision for the silicosis class action;
●
reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports;
●
reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors;
●
reviewing and assessing management’s assessment of impairment indicators and identified impairments;
●
reviewing the key audit matters communicated by the external auditors in their audit report in terms of International Standard on Auditing 701;
●
reviewing the dividend proposal, including the solvency and liquidity report submitted by management for recommendation to the Board;
● reviewing and approving the filing of the Form 20-F with the SEC;
● reviewing the representation letter that management will be required to sign; and
●
considering and approving management’s documented assessment of the company’s going concern status including key assumptions.
New accounting standards
The Audit and Risk Committee considers the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. During 2017, the following were considered:
●
IFRS 15 - Revenue recognition, effective date 1 January 2018 - the impact will be limited to the recognition of by-product revenue in Revenue from product sales. Revenue from product sales includes Gold Income and by-product revenue. This change in classification results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported Gross profit.
● IFRS 9 - The Group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), cash restricted for use and cash and cash equivalents which will be subject to IFRS 9 expected credit loss model as they are to be carried at amortised cost. The accounting policy for listed equity investments will depend on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities in future will be classified as fair value through profit and loss. Listed equity investments held for other purposes will be classified as fair value through other comprehensive income. Financial liabilities are currently carried at amortised cost with no requirements to change their recognition or presentation under IFRS 9. We have evaluated the possible impact of the adoption of IFRS 9, effective date 1 January 2018, including the expected credit loss model and we do not expect the adoption to have a significant impact on total assets, total liabilities or the results of the group.
●
IFRS 16 - Leases - with an effective date of 1 January 2019, it is likely to affect future financial reporting and we are still assessing all of the potential consequences. With the removal of the operating lease classification, leases that are within the scope of IFRS 16 will result in increase in assets and liabilities. We expect an increase in depreciation expense and in cash flow from operating activities as the lease payments will now be recorded as financing outflows in our cash flow statement. Management expects that the mining and drilling contracts which are not finance leases under the current accounting standards, will potentially have the most impact on adoption of IFRS 16.

ANNUAL FINANCIAL STATEMENTS
2017

Focus Area
Actions
Tax exposure
Tax, tax exposures, effective
tax rate, tax related
judgements
Reviewed and approved the group's tax strategy and tax management policy. Received the quarterly update on the management of the group’s tax exposures (including uncertain tax positions) with specific focus on:
● effective tax rates;
●
impact that pending changes to legislation will have on fiscal duties; and
●
pending litigation in terms of tax exposure and the appropriate accounting thereof.
Mineral Resource and Ore Reserve Report
Annual Mineral Resource
and Ore Reserve Report
Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report prepared in accordance with the minimum standards described by the Australasian Code for
Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code,
2012 Edition), and also conform to the standards set out in the South African Code for the
Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC
Code, 2016), after:
●
discussing the internal control environment associated with the mineral resource and ore reserve estimation process;
●
receiving confirmation that the Competent Persons appointed approved the mineral resources and ore reserves; and
●
reviewing and assessing for reasonableness the year-on-year reconciliation of the mineral resources and ore reserves.
Corporate governance
King IV
Monitored the progress of assessing the recommended practices underpinning the
16 Principles of King IV applicable to AngloGold Ashanti ensuring that an ethical culture is created that supports the effective control of the organisation at all levels, measuring the performance of the organisation from an economical, societal and environmental perspective and ensuring a legitimate and sustainable business.
Subsidiary Audit and Risk
Committees
Monitored the proceedings of relevant statutory subsidiary Audit and Risk Committees during each of its meetings.
Risk Management
Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the company; and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding:
●
Tax risk;
● Security and insurance cover for bullion at operations; and
●
Cyber Security.
IT Governance
The Audit and Risk Committee received and reviewed detailed reports from the Chief
Information Officer on the group’s information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities within the current
AngloGold Ashanti landscape. The Audit and Risk Committee considered the current action plans in place to manage the associated risk exposure. The Audit and Risk Committee also monitored the successful implementation of SAP at Siguiri - Guinea.
Combined Assurance
The Audit and Risk Committee closely monitored the actions implemented by management during 2017 to further enhance the AngloGold Ashanti combined assurance model and to ensure integration between the various in-house assurance providers. The aim of the combined assurance process is to enable an effective integrated internal control environment that supports the integrity of information used for internal decision-making by management, the Board and its committees as well as supporting the integrity of external reports.
The Audit and Risk Committee considers the current model as effective and efficient in that it fully integrates with the risk management function. It will however continue to monitor it in light of the ever changing operational environment.
Sarbanes-Oxley Compliance
(SOX)
The Audit and Risk Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial
Officer on the effectiveness of the internal controls over financial reporting.

ANNUAL FINANCIAL STATEMENTS
2017

Focus Area
Actions
Compliance
The Audit and Risk Committee continued to monitor the refinement of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes.
Received formal feedback from the Group Compliance Officer on the outcome of the independent quality assurance review performed on the compliance function during 2017 for which the overall conclusion was satisfactory.
Litigation matters
The Audit and Risk Committee received and considered reports on significant litigation matters and assessed the possible impact thereof on the group financial results.

INTERNAL AUDIT
Group Internal Audit is a key independent assurance and consulting business partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairmen of both the Audit and Risk
Committee and the Board. The Senior Vice President: Group Internal Audit who reports functionally to the Audit and Risk
Committee and administratively to the Chief Financial Officer, is not a member of the Executive Committee but has a standing invitation to attend these meetings when required. As part of its mandated responsibilities, the Audit and Risk Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the
Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by performing the following functions and reporting to the Audit and Risk Committee on:
●
evaluating ethical leadership and corporate citizenship within AngloGold Ashanti;
● assessing the governance of risk within AngloGold Ashanti;
●
reviewing the governance of Information Technology within AngloGold Ashanti;
● assessing compliance with laws, rules, codes and standards within AngloGold Ashanti;
●
evaluating the effectiveness of internal controls over financial reporting and internal controls in general;
●
reporting findings to management and the Audit and Risk Committee and monitoring the remediation of all significant deficiencies reported; and
●
implementing a Combined Assurance Framework for the group.

The Audit and Risk Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal
Audit and monitored the implementation of significant audit recommendations through a formal tracking process.

As Chairman of the Audit and Risk Committee, I meet with the Senior Vice President: Group Internal Audit in private before each meeting and on an ad-hoc basis throughout the year.

The Audit and Risk Committee is of the opinion, having considered the written assurance statement provided by Group Internal
Audit, that nothing has come to its attention indicating that the group’s system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

EXTERNAL AUDIT
The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the results of the group. During August 2017, the annual integrated audit plan, the associated fees and the 2017 global engagement letter were tabled at the committee meeting for consideration and approval.

As Chairman of the Audit and Risk Committee, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact on AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Audit and Risk Committee has also considered during its evaluation of the independence of the Ernst & Young factors such as:
● the tenure of service;
●
the quality of planning, delivery and execution of the audit;
● quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner,
●
the results of the most recent IRBA and PCAOB regulatory reviews and the responses of the firm on observations raised in these reports;
●
outcome of the service quality assessment review performed during the first half of 2017; and
● the robustness of the audit, including the audit team’s ability to challenge management as well as demonstrate professional scepticism and independence.

ANNUAL FINANCIAL STATEMENTS
2017

To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Audit and Risk Committee has established that the sum of the non-audit and tax fees in a year must not exceed 40% of the sum of the audit and audit related fees in the year. The Audit and Risk Committee received an update on the tax and non-audit fees as a percentage of the total audit and audit related fees with each request and is comfortable that the external auditor’s independence had not been jeopardized.

During 2017, the external audit fees comprised of audit services ($6.14m), audit related services ($0.73m), non-audit fees
($0.04m) and tax services ($0.16m).

The Audit and Risk Committee did not note any significant findings and considers the service provided by the external auditors to have been independent, effective and robust.

TRANSFORMATION OF THE EXTERNAL AUDIT
In the spirit of AngloGold Ashanti’s commitment to transformation, the Audit and Risk Committee closely monitors and guides the transformation within the context of the external audit. The current auditors Ernst & Young Inc. (EY) are level 1 contributors and under the guidance of the Audit and Risk Committee, certain AngloGold Ashanti subsidiaries, such as Mine Waste Solutions and the Rehabilitation Trust, are audited by Nexia SAB&T, a level 1 contributor. In addition, Nexia SAB&T also performs certain audit work of the South African operations under the supervision of EY.

FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER
The Audit and Risk Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Audit and Risk
Committee further reviewed the expertise and experience of the Chief Financial Officer, Christine Ramon and was satisfied with the appropriateness thereof.

As Chairman of the Audit and Risk Committee, I meet with the senior finance team in private before each scheduled meeting where I am also briefed on general matters relating to the administration of the finance function, the effectiveness of the internal control environment associated with financial reporting as well as any transactions that may require additional consideration in terms of accounting.

WHISTLEBLOWING
The Audit and Risk Committee received quarterly updates on AngloGold Ashanti’s whistleblowing process. Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function or the content of the company’s and group’s financial statements.

During the year 187 reports were received which is consistent with the number of reports received in 2016 (162). We have noted
an increase in the number of reports from the Continental Africa Region and as a committee view this as a positive reflection of a greater awareness and understanding of the benefits of the whistle-blowing process. As a committee, we are comfortable that each report received is taken seriously and thoroughly investigated.

TAX GOVERNANCE AND STRATEGY
The Audit and Risk Committee received and reviewed detailed reports from the Chief Financial Officer and Vice President: Global
Taxation, jointly, on the group’s tax position, including uncertain tax positions, tax provisions, status of the group’s tax compliance globally and relevant global fiscal developments impacting the group.

The co
mmittee also approved the group’s tax strategy and tax management policy, which together, set out the group’s approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the
Integrated Report.

LOOKING FORWARD
The Audit and Risk Committee realises that its work is increasingly broad and complex and as a committee we are required to stay on top of developments impacting AngloGold Ashanti.

During 2018, the Audit and Risk Committee will continue to monitor:
●
the refinement of the disclosures provided in terms of the Principles as defined in the King IV code;
●
the impact of the new leases accounting standard applicable from 1 January 2019 on the existing accounting policies and contracts in place; and
●
the progress made in the XBRL tagging process for CIPC filing purposes.

ANNUAL FINANCIAL STATEMENTS
2017

In the spirit of continuous refinement and improvement of the group’s combined assurance model and changing operational risk profile, the Audit and Risk Committee will continue to monitor the successful integration of the core technical engineering and mining disciplines into the combined assurance review process where so dictated by risk, during 2018.

STATEMENT OF INTERNAL CONTROL
The opinion of the Board on the effectiveness of the internal control environment is informed by the conclusion of the Audit and
Risk Committee.

Based on the assessment by the Audit and Risk Committee of the results of the formal documented review conducted by Group
Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group’s system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls and considering information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, nothing has come to the attention of the board that caused it to believe that the company’s system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

ANNUAL FINANCIAL STATEMENTS
The Audit and Risk Committee evaluated the consolidated and separate annual financial statements for the year ended
31 December 2017 and concluded that they comply, in all material aspects, with the requirements of the Companies Act,
International Financial Reporting Standards, and JSE Listing Requirements. The Audit and Risk Committee therefore recommended the approval of the annual financial statements to the board.

CONCLUSION
The Audit and Risk Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities and terms of reference during the year under review.

Rhidwaan Gasant
Chairman: Audit and Risk Committee
19 March 2018

ANNUAL FINANCIAL STATEMENTS
2017

CHIEF FINANCIAL OFFICER’S REVIEW

AngloGold Ashanti continued to make considerable enhancements to the quality of its portfolio during the year ended 31 December 2017. The Company advanced the restructuring of its South African portfolio, including some significant asset sales; executed, according to plan, the key self-funded brownfield projects to sustainably improve mine lives and margins; and achieved its annual cost, production and capital guidance for the fifth consecutive year.

Highlights of the year under review include:
●
Production rises 4% year-on-year to 3.755Moz, above top end of guidance
●
Total cash costs $792/oz, in line with full year guidance of between $750 to $800/oz
●
All-in sustaining costs of $1,054/oz, at lower end of the guidance range
●
Free cash flow $125m, before growth capital; impacted by South Africa restructuring costs and VAT lockups in Continental Africa
●
Dividend of ZAR 70 cents per share (approximately 6 US cents per share) declared, given strong cash flow performance
●
Adjusted Headline Earnings $9m, after retrenchment costs ($71m) and silicosis provision ($46m)
●
Brownfield projects to improve life and margins, all remain on schedule
●
New safety benchmarks set: three, straight fatality-free quarters for first time
●
Obuasi redevelopment approved on strong return metrics and good government support
●
SA restructuring progressing well; Moab Khotsong and Kopanang sales closed on 28 February 2018; and
TauTona in orderly closure
●
Strong reserve-replacement performance, declaration of maiden reserve in Colombia

EXECUTIVE SUMMARY
MARKET OVERVIEW

Global stock markets have ended 2017 on record highs, the MSCI all-country world index gained 22% or US$9tn on the year, reaching an all-time high, all due to a strong global economy. Additionally, President Donald Trump’s tax reform policies and central b ank’s gradual and well messaged approach to easing financial support also contributed to the rising stock market. Even the rival attractions of Bitcoin (up nearly 14 times over the year), concerns about a US lead nuclear war with North Korea, political upheaval in Europe with the Catalan separatist movement in Spain and an inconclusive German election failed to dampen sentiment. Surprisingly, the global volatility index is trading at historically low levels.

Given the strength of the global stock markets, it is surprising that the US dollar price of gold was up ~13 % for the year, its biggest annual gain since 2010, outperforming all major asset classes other than stocks. The average US dollar gold price for the year, however, remained stable when compared to the prior year. Supporting gold were, a weakening US dollar, elevated price/earnings ratios and valuations that made many investors nervous of a potential pullback in stocks. Gold was thus seen as a means of managing these risks. The geopolitical instability further heightened investor uncertainty and fuelled flows into gold.

International Monetary policy tightening was implemented across the globe pushing up global short-term bond yields while long-
term yields remained relatively flat. Central Banks were also very active in the gold market, Russia increased its holdings particularly in the final two months of the year. For 2017, the official sector remained an important source of demand for gold and net purchases were up 123 tonnes (48%) to 381 tonnes compared to 2016 (258 tonnes).

Jewellery consumption for 2017 was up by ~13% compared to 2016, with all the major physical regions recording year-on-year gains. India’s jewellery consumption increased by ~8% in the final quarter, helped by a surge in sales during Dhanteras (1st day of
Diwali) and lower prices toward year end. Jewellery fabrication also increased by ~6% in 2017. Chinese demand slipped by 2%
year-on-year, with ongoing losses in the pure gold segment as consumer preferences continued to shift towards more fashionable, but lower gold content pieces. Total physical demand increased from 946 tonnes (Q3) to 1,093 tonnes (Q4) or 16%
(147 tonnes). On an annual basis, physical demand was up ~11% from ~3,556 tonnes (2016) to ~3,932 tonnes (2017).

Supply was broadly unchanged for the quarter as lower mine production was offset by reduced hedging activity, while scrap volumes remained flat year-on-year.

ANNUAL FINANCIAL STATEMENTS
2017

Investors continued to add gold to their portfolios, with inflows into global gold-backed exchange-traded funds totalling US$8.2bn or 6.72moz. Speculators increased their gold net long position by 7.36moz year-on-year on the Commodity Exchange (Comex)
underpinning the positive sentiment in the gold market.

The daily closing price of gold averaged US$1,276.54/oz for the quarter. December was the most volatile month where the price fell to as low as US$1,243.46/oz, but also reached the high of the year of US$1,307.60/oz. The gold price finally closed the year off at US$1,302.45/oz. The gold price averaged US$1,257.89/oz in 2017, US$11 higher than in 2016. The average price received for gold sales for the year was recorded at US$1,258/oz.
GROUP PERFORMANCE
AngloGold Ashanti continues to make progress on its strategic objectives and has delivered a strong financial and operating performance. The financial results for the year have been impacted by some significant once-off charges and impairments, but cash flows and the balance sheet remain robust.

Total cash costs for the full year of $792/oz were 6% higher than the previous year’s $744/oz, and within the guidance range of between $750/oz to $800/oz. Costs were negatively impacted by inflation, stronger local currencies and the expensing of certain capital costs at the South African operations as those operations underwent orderly closure. All-in sustaining costs came in at the bottom end of the guidance range at $1,054/oz, 7% higher than the previous year AISC of $986/oz due to higher planned sustaining capital expenditure levels in addition to the stronger local currencies.

Cash flow from operating activities for the year ended 31 December 2017 declined by 16% when compared to 2016, reflecting tighter margins, working capital lockups, and payments in respect of retrenchment costs in South Africa, offsetting a 1% increase in the gold price received and a 5% increase in gold sales. Free cash flow of $1m for the year, compared to $278m in 2016, was supported by a strong second half performance which delivered free cash flow of $162m. This was, however, impacted by the increase in the lockup of VAT receivables at Kibali and Geita, which was approximately $20m and $50m for the year respectivel y, and the higher planned capital expenditure. In line with the reinvestment strategy of AngloGold Ashanti, total self-funded capital expenditure of $953m increased by $142m from the previous year (2016: $811m).

Free cash flow for the year, before taking growth capital into account, was $125m versus $394m a year earlier, impacted by 19%
higher planned sustaining capital expenditure of $829m compared to the previous year of $695m, South African retrenchment costs paid of $49m and higher cash costs.

The balance sheet reflects strong liquidity comprising $965m available on the $1bn US dollar syndicated RCF at the end of
December 2017, $85m undrawn on the $100m US dollar RCFs, A$290m undrawn on the A$500m Australian dollar RCF, approximately R2.95bn available from the South African RCFs and other facilities and cash and cash equivalents of $205m as at the end of December 2017.

We continue to focus our efforts on reducing our taxation exposures, specifically indirect taxes, in all jurisdictions that we operate
in. Our transparent group tax policy continues to support a low risk approach in dealing with tax matters across the various jurisdictions in which we operate.

Other pertinent matters include:
●  At the end of June 2017, AngloGold Ashanti announced that it would restructure its South African Operations to safely return the business to profitability, whilst mitigating job losses. This included placing TauTona and Savuka into care and maintenance, to be followed by orderly closure. In October 2017, we announced the sale of the Kopanang Mine and related infrastructure to Heaven-Sent SA Sunshine Investment Company Limited (Heaven-Sent), with one of the conditions being that the majority of existing workers continue to work at the operations. Simultaneously, we announced the conclusion of the sale agreement for the disposal of the Moab Khotsong and Great Noligwa mines and related infrastructure to Harmony Gold
Mining Company Limited (Harmony). All the conditions precedent to these sale contracts were met and the transactions closed on 28 February 2018.
●  Agreement has been reached with the Government of Ghana for the redevelopment of Obuasi Gold mine, subject to ratification by Ghana’s parliament of the relevant fiscal and development agreements. These agreements have been signed by the Government and ratification is scheduled during the current parliamentary sitting. The redevelopment will establish
Obuasi as a long-life, modern, mechanised underground mining operation, which is a fundamental departure from the previous operating method used at the mine.
●  The Democratic Republic of the Congo (DRC) has recently promulgated a new mining code that makes a number of changes to the operating environment for the DRC’s extractive industries, including those in its mining, and oil and gas sectors. On
8 March 2018, AngloGold Ashanti announced that a meeting had been held between the DRC president and mining industry representatives to discuss the new mining code prior to its promulgation. The DRC government has agreed to continue discussions with the mining industry representatives post the promulgation of the new mining code regarding issues existing in the current agreement and the implementation of the new mining code. AngloGold Ashanti is in full support of Randgold
Resources, our partner and the operator in the Kibali joint venture, in its continued engagement with the DRC government.

ANNUAL FINANCIAL STATEMENTS
2017

●   The settlement negotiations between the Occupational Lung Disease Working Group and class action legal representatives have reached an advanced stage. The Working Group represents African Rainbow Minerals, Anglo American SA, AngloGold
Ashanti, Gold Fields, Harmony and Sibanye-Stillwater. The class members are represented by Richard Spoor Inc, Abrahams
Kiewietz Inc and the Legal Resources Centre. On 10 January 2018, in response to a request from all parties involved in the appeal to the Supreme Court of Appeal (SCA) in respect of the silicosis and tuberculosis class action litigation, the Registrar of the SCA postponed the hearing date of the appeal until further notice.

FOCUSING ON MARGINS

We continue to focus our efforts on driving operational excellence and cost efficiency across our business, regardless of the gold price environment in which we operate and over which we have no control.

Despite stronger currencies and inflationary pressures, our continued focus on meeting production targets, strong cost management and stringent capital discipline, has resulted in the AISC margin increasing from 17% in the second half of last year, to 19% in the last six months of 2017. This is especially encouraging given the flat gold price and is illustrated in the graph that follows.

For the full year, the AISC margin decreased from 21% to 16%, mainly the result of currency and inflation pressure on cash costs.
We, however, continue to pursue efficiencies and productivity and attempt to improve margins on a sustainable basis and will be working hard to ensure that these efforts are reflected in the AISC margin in the coming year.

We will continue to work towards widening these margins, by focusing on the controllable factors, including:
●
stringent cost management;
●
reinvestment in low capital, high return opportunities within our business; and
●
continuing to drive our Operational Excellence Programme, i.e. considering innovative ways to improve efficiencies and productivity in our operations.

*World Gold Council standard adjusted to exclude stockpile write-offs

ANNUAL FINANCIAL STATEMENTS
2017

CONTINUED FINANCIAL FLEXIBILITY

We saw a slight rise in net debt from $1.9bn to $2.0bn, mainly as a result of higher capital expenditure, the funding of the South
African retrenchment costs and VAT lockups in Continental Africa, all of which were partially offset by a reduction in interest paid of $34m. The net debt to adjusted EBITDA is 1.35 times, slightly up from 1.24 times at the end of 2016, however, reflecting an improvement from 1.56 times at the end of June 2017. The ratio shows ample headroom compared to our covenant levels of 3.5 times.

Our liquidity position has improved from $1.58bn at the end of December 2016 to $1.72bn at the end of 2017, reflecting the additional facilities put in place to assist with our South African funding requirements. Proceeds from the Moab Khotsong sale transaction that closed on 28 February 2018, have been applied to reduce our South African debt ($218m as at 31 December
2017), which will benefit our South African interest bill going forward by ~$20m.

Our balance sheet remains robust with strong liquidity, sufficient undrawn facilities and no near-term maturities, giving us the flexibility in what remains a volatile market environment. We have demonstrated our ability to self-fund our high-return reinvestment opportunities, whilst sustaining our cash dividend, reflecting our commitment to disciplined capital application.

CONTINUED POSITIVE CASH FLOW MOMENTUM

We continue to follow a balanced approach, i.e. positive free cash flow generation while reinvesting in our portfolio:

ANNUAL FINANCIAL STATEMENTS
2017

We indicated a year ago that our new dividend policy is to return 10% of free cash flow, before growth capital, to shareholders, sub
ject to the board’s discretion. Volatility is to be expected in the dividend payout, given the basis used for the calculation coupled with our variable reinvestment needs, as demonstrated with the 19% planned increase in sustaining capital expenditure for 2017 to $829m.

Free cash flow before growth capital was $125m (2016: $394m). The board has exercised its discretion by adjusting the metric of free cash flow before growth capital to take into account the abnormal South African retrenchment payments of $49m, and has approved a dividend of 70 ZAR cents or approximately 6 US cents per share.

The continuation of the dividend is a reflection of our capital discipline and commitment to improving shareholder returns on the back of sustainable free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements.

INWARD FOCUS ON CAPITAL EXPENDITURE AND GROWTH

Total capital expenditure (including equity accounted investments) was $953m, at the lower end of the market guidance of between $950m to $1,050m, and included project capital expenditure of $124m invested in growth projects at Siguiri and Kibali in
Continental Africa and Mponeng in South Africa. Sustaining capital increased 19% to $829m, compared to $695m in 2016, reflecting increased investment at Geita in Tanzania and at both of our operations in Australia. This higher level of spend w as largely aimed at improving mine lives and margins across the portfolio. Capital expenditure in Continental Africa increased by
$109m (including equity accounted investments), with higher expenditure on underground development at Geita and the cutback at Iduapriem’s Teberebie pit, which extends the life of the operation by about a decade. In Australia, expenditure at Tropicana increased to $91m as mine optimisation work and additional stripping costs, geared to improve the medium- and longer-term profitability of the mine, progressed.

Our project pipeline reflects an abundant portfolio being developed and ready for development in the mid-term:

Our primary objective remains margin enhancement, rather than production growth. We continue to strategically position the group to achieve sustainable cash flow, providing us with the balance sheet flexibility to make decisions around our future investments. We use an ore reserve price of $1,100/oz in our estimated life of project models, which is prudent compared to our peers. Our long-term planning assumptions for projects are also conservative and incorporate the financial impact of environmental rehabilitation expenditure over the life of the project.

Our disciplined approach to planning and growth, has assisted us in making proper investment decisions across our portfolio. In general, our AIC remains within close proximity of our current reserve price, leaving us with a significant cushion when compared to the average three-year gold price and current spot price.

We remain firmly in the reinvestment camp, with a pipeline of very good, high-return brownfields opportunities that will improve our production mix as can be seen from the table above. We will continue to look for ways to unlock value by making fundamental and lasting improvements through innovation, rather than only by large capital investments.

ANNUAL FINANCIAL STATEMENTS
2017

In terms of our guidance, we continue to prioritise stay in business capital, ore reserve development and asset integrity capital to ensure the sustainability of our operations. These types of capital expenditure are anticipated to make up approximately 75% of our capital expenditure in 2018.
AngloGold Ashanti’s approach to growth investments and project approvals is based upon a multi-factor model, primarily founded in maximising investment returns and value whilst also taking into account all factors that form the five pillars of AngloGold
Ashanti’s strategy, in particular how the particular investment/project will improve AngloGold Ashanti’s portfolio, financial flexibility, sustainability considerations and long term optionality. The particular project or investment must generate returns that meet our required hurdle rates of 15% real in USD terms, which significantly exceeds our cost of capital. Our projects must also increase cash generation and margins through increased production at reduced operating costs as well as increase AngloGold
Ashanti’s long term optionality including extending its Ore Reserve life.

DELIVERY AGAINST 2017 FINANCIAL OBJECTIVES
1.
Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs

The group continues to focus on sustainably reducing the cost associated with producing gold. These initiatives have covered a broad spectrum of activities, including a greater focus on capital allocation and project delivery, as well as enhanced recoveries, while internal cost reduction efforts continued simultaneously. AISC for the year ended at $1,054/oz, a 7% increase from 2016 at $986/oz. AISC came in at the bottom end of the guidance range reflecting the effect of planned higher sustaining capital expenditure for 2017 (~$26/oz) and stronger local currencies. The South African rand averaged 9%
stronger versus the dollar in 2017 compared with 2016, and the Brazilian real and Australian dollar averaged 8% and 3%
stronger, respectively.

We continued to roll-out our wider-focused Operational Excellence Programme across all our operations, with our restructuring efforts in South Africa assisting us on improving the profitability and sustainability of our remaining assets in
South Africa.
2.
Continue to enhance margins and cash flow through continuing focus on operational efficiencies and productivity

Our margins on total cash costs (37%), AISC (16%), and AIC (10%) came under pressure in 2017 because of stronger local currencies and higher planned sustaining capital expenditure. This increased expenditure was required to ensure that we continue to maintain and improve our margins and cash generation ability in future years. We remain committed to keep our margins at acceptable levels and our performance in the second half of the year is reflecting margins on total cash costs
(38%), AISC (19%), and AIC (13%) returning to full year 2016 levels and higher levels than those achieved for second half-
year of 2016.

Cash flows remain positive despite funding once-off items such as the South African retrenchment costs. The strengthening of the South African rand and Brazilian real was detrimental to us, given that most of our cost base in those countries is denominated in the local currencies, while our gold is sold in US dollars, contributing to the 21% year-on-year increase in total cash costs in South Africa and 10% increase in the Americas region. In contrast, although the Australian dollar strengthened by 3%, total cash costs declined by 6% in that region.
3.
Dividend underpinned by sustainable cash generation

Despite the significant headwinds experienced in 2017 in free cash flow generation, the Company declared a dividend of
ZAR 70 cents per share (~6 US cents per share) for the year under review. Free cash flow before growth capital, remained sufficient to maintain the declaration of a dividend since the introduction of the new dividend policy last year.

Our focus with the substantial restructuring of the South African operations, combined with the South African asset sales, as well as the significant planned sustaining capital expenditure in 2017, has been to be appropriately positioned to maintain the dividend in future years underpinned by sustainable cash generation.
4.
Move to a sustainable resolution at Obuasi

During 2017, significant positive developments at Obuasi resulted in AngloGold Ashanti announcing in February 2018 the advancement of the redevelopment of the Obuasi project. Some of the beneficial developments in 2017 included the security situation improving with the last enclave of illegal miners being evicted from site in April; the lifting of the Force
Majeure; the extension of the Amended Mining Programme entered into with the Government of Ghana until April 2018; and
the suspension of the international arbitration initiated by AngloGold Ashanti with the International Centre for Settlement of
Investment Disputes (ICSID).

ANNUAL FINANCIAL STATEMENTS
2017

All the above developments paved the way to allow for the successful negotiation with the Ghanaian Government and conclusion of various agreements as listed below:
●
A Reclamation Security Agreement signed in July 2017;
●
A Tax Concession Agreement signed in July 2017;
●
A Development Agreement signed in January 2018;
●
A Security Agreement (provision of security for the mine against any illegal mining invasion) signed in February 2018;
and
●
A Settlement Agreement signed in February 2018.
These agreements have been signed by the Government, with the Tax Concession Agreement and the Development
Agreement subject to ratification by Ghana’s parliament, which is scheduled during the current parliamentary sitting.

Mine production for the first 10 years will be focused on the upper ore bodies and is expected to average 350,000 to
400,000oz at an average head grade of 8.1g/t. Total cash costs are expected to average between $590/oz to $680/oz, while
AISC are expected to be between $795/oz to $850/oz. Mine production for the second 10 years increases to 400,000 to
450,000oz per annum, as the mine deepens into higher grade ore. AISC is then expected to improve to between $750/oz to
$800/oz. The project delivers internal real rates of return of between 16% and 23% at real gold prices of between $1,100/oz and $1,240/oz, and is highly leveraged to the gold price. Initial project capital expenditure anticipated over the first 2.5 years is expected to be between $450m to $500m, excluding pre-production capital of $64m. The project implementation will be undertaken in two distinct phases and after the completion of phase 2, extended project capital expenditure of $94m will continue through to year six, covering the development of the Obuasi Deeps Decline (ODD) to the lower level of the mine, refurbishment of the KMS shaft, installation of new underground pump stations and construction of the flotation tailings storage facility. The project has a current life of more than 20 years.

The redevelopment will establish Obuasi as a long-life, modern, highly mechanised underground mining operation, replacing the labour intensive, hand-held operating systems previously used at the mine. The redevelopment will deliver a mine that makes use of automation and controls for better safety and improved operational efficiencies and consistency in performance. It envisages a smaller, but more skilled workforce that can operate in a mechanised/automated environment with a strong sense of accountability.
5.
Execute on low capital, high return brownfields projects, while continuing to move long term projects up the value curve

We continue to execute on our robust brownfields exploration programme at most of our operations in the group as described earlier.

There are a number of capital projects that we continued to focus on during the year, including the Obuasi redevelopment project, discussed in the previous section.

At Kibali, the underground materials handling system and ore hoisting via the shaft were commissioned with ramp up progressing. The paving on the central haulage level was completed during the year, allowing haulage from the ore passes into the underground crushers to the shaft system. In addition, Kibali completed 2.7km of development from the declines during the quarter. The construction of the third hydropower station at Azambi and the next phase of tailings storage facility is scheduled for completion in 2018.

The Mponeng mine life will be extended through access to deeper, higher-grade ore via the development of a decline below the current secondary shaft, with completion expected around mid-2018. Additional ventilation; water management; and ore handling infrastructure are in the process of being constructed. A feasibility is being undertaken into deepening the secondary shaft to further extend the mine’s life beyond 2026.

The Sadiola Sulphides project which will add sulphide-ore processing capability to the plant, continued to be evaluated.
Discussions with the Government of Mali continue regarding the project.

At Siguiri, we are investing about $115m over approximately two years to add a hard-rock plant to the current processing infrastructure, providing the ability to develop the significant sulphide-ore potential that exists on the current concession.
The company is also building a new power plant at a cost of $43m, to provide electricity to the new facility. During 2017,
$67m was spent on the project and a total of $145m has been committed to date. The project remains largely on schedule to be completed and the final costs are currently being reviewed as all major commitments have now been concluded.

Finally, we announced the declaration of the maiden Ore Reserve for the Gramalote project in Colombia of 63.7Mt @ 0.86
g/t gold comprising contained metal content of 1.8Moz, on an attributable basis. Gramalote represents a long-term option for AngloGold Ashanti, and all avenues to realise value from this important asset remain open. Work will continue to optimise all aspects of the project during its feasibility phase, which is currently under way.

ANNUAL FINANCIAL STATEMENTS
2017

6.
Maintain financial flexibility and further reduction in finance costs

Our net debt to adjusted EBITDA ratio of 1.35 times reflect a marginal increase to 2016 at 1.24 times. This remains well within our debt covenant level of 3.5 times. Coupled with the successful completion of the South African sales transactions of Moab Khotsong and Kopanang at the end of February 2018, the proceeds which will be utilised to further reduce our
South African debt, we have successfully maintained financial flexibility and anticipate a further reduction in our finance costs in 2018.

REVIEW OF GROUP’S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2017

The key financial and operational metrics for 2017, when compared to 2016 and 2015, are as follows:
2017
2016
2015
Profitability and returns
Adjusted headline earnings
(1)
$m
9
143 49
US cents per share
2
35 12
(Loss) profit attributable to equity shareholders $m
(191)
63 (85)
Return on net capital employed
(1)
%
3
6 5
Dividends declared per ordinary share SA cents per share
70
130 -
US cents per share
~6
10 -
Liquidity, cash flow and net debt
Net debt at year end
(1)
$bn
2.0
1.9 2.2
Free cash flow
(1)
$m
1
278 141
Adjusted earnings before interest, tax, depreciation and
amortisation (Adjusted EBITDA)
(1)(3)
$bn
1.5
1.5 1.5
Net debt to Adjusted EBITDA
(1)(3)
Times
1.35
1.24 1.49
Operational metrics
Gold produced (from continued and discontinued
operations)
Moz
3.76
3.63 3.95
Average price received $/oz
1,258
1,249 1,158
Total cash costs
(1)
$/oz
792
744 712
All-in sustaining costs
(1)(2)
$/oz
1,054
986 910
All-in costs
(1)(2)
$/oz
1,126
1,071 1,001
All-in sustaining cost margin
(1)(2)
%
16
21 21
(1)
   Non-GAAP measures
(2)
   Excludes stockpile write-offs
(3)
   The adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula
PRODUCTION, PROFITABILITY AND RETURNS
Production for the year of 3.755Moz exceeded the top end of guidance and was 4% higher than the previous year’s production of
3.628Moz despite the orderly closure of TauTona and Savuka. Stronger year-on-year operating performance across the
International Operations helped to more than offset the lower output from South Africa. In Australia, Sunrise Dam and Tropicana saw the benefits of mine optimisation initiatives resulting in solid performances throughout the year. In Continental Africa, higher grades at Geita and Siguiri contributed to the region’s 10% increase in production over the previous year. In the Americas, a solid operating performance was bolstered by improved production from AGA Mineração. The strong performance across the portfolio, particularly in the fourth quarter, demonstrated continued cost and operating discipline and improvements through internally-
funded, low-capital, high return brownfields investments.

At the South African operations tonnes mined were affected by a poor start up to the year at all operations, whilst the decision to stop the loss-making operations in the third quarter further impacted full-year production. Underground yield dropped 8% to 6.93
g/t as a result of lower feed grades as well as higher dilution year-on-year. This was mainly due to an increase in waste tonnes at
Moab Khotsong, mining moving out of higher grade areas at Mponeng, and the reclamation of the tailing storage facilities at the
West Wits Surface Sources. The final blast took place at TauTona on 15 September and the Section 189 process continued at
Kopanang together with the pending disposal of the mine as announced in October. Both the Moab Khotsong and Kopanang sale transactions were completed on 28 February 2018.

Production from the Continental Africa region increased significantly year-on-year as almost all operations delivered increased production driven mainly by higher recovered grades at Siguiri, Iduapriem and Geita, together with higher tonnages in Mali. At
Siguiri, the production improvement was due to a 29% increase in recovered grade as a result of the mining of higher grade areas, which included the new Seguelen pit, while at Iduapriem, production increased due to the 8% higher recovered grade from mining deeper higher grade areas. At both operations, these increases in recovered grade were partly offset by decreases in

ANNUAL FINANCIAL STATEMENTS
2017

tonnage treated. At Geita, the increase in production was due to a 13% increase in recovered grade from mining higher grade ore at Nyankanga cut 7 and cut 8, in line with the mining plan. Increased production is also supported by higher underground tonnes in the current period as the underground ramp up continues. These factors were partly offset by a decrease in plant throughput.
Production volumes from the Americas region reflected stronger year-on-year contributions from both Brazil and Argentina, attributable to operational improvements and an increase in tonnes treated. In Brazil, production increased as a result of improved geological modelling at AGA Mineração which assisted the recovery from geotechnical challenges faced at the start of the year at Córrego do Sitio. At Serra Grande, production was driven by higher tonnes treated supported by crushing and milling efficiencies and more efficient leaching following the implementation of the Carbon-In-Leach project, this despite lower feed grades. In Argentina, Cerro Vanguardia achieved its highest production level in 18 years, boosted by operational and metallurgical improvements and an increase in tonnes treated at the plant.

Production from the Australian region improved due to higher mill throughput and feed grade, and a significant increase in metallurgical recovery at Sunrise Dam and higher feed grade and mill throughput at Tropicana. Total cash costs decreased on the back of improved production and favourable inventory movements. Higher head grades and improved metallurgical recovery contributed to a 5% increase in production at Sunrise Dam in 2017. Tropicana’s production was 10% higher for the year compared to 2016 due mainly to a 10% increase in mill throughput.

Total cash costs for the full year of $792/oz were 6% higher than the previous year’s $744/oz, and within the guidance range of
$750/oz-$800/oz. Costs were negatively impacted by inflation, stronger local currencies and the expensing of certain capital costs at the South African operations as they underwent orderly closure. The South African rand averaged 9% stronger versus the dollar in 2017 compared with 2016, and the Brazilian real averaged 8% stronger, contributing to the 21% year-on-year increase in total cash costs in South Africa and 10% increase in the Americas region. In contrast, cash costs remained relatively flat in
Continental Africa and declined by 6% in Australia despite a 3% stronger Australian dollar. All-in sustaining costs came in at the bottom end of the guidance range at $1,054/oz, 7% higher than the previous year’s AISC of $986/oz due to higher planned sustaining capital expenditure levels in addition to the stronger local currencies.

Basic earnings for the year fell to a loss of $191m and was impacted by large once-off/abnormal items including the impairment and derecognition of certain South African assets and goodwill amounting to $294m (pre-tax) as well as the silicosis provision of
$46m (post tax) both of which were non-cash in nature. However, the provision for retrenchment costs in South Africa of $71m
(after tax), had a cash impact of $49m for the year with the balance expected to impact on 2018 cash flows.

Moab Khotsong was reclassified as an asset held for sale and the carrying value of these assets had to be impaired to the fair value of the sale consideration of $300m, less costs to sell. Furthermore, in calculating the impairment, the related deferred tax assets of ~$81m could not be taken into consideration. This deferred tax benefit will only be recognised on the completion of the transaction as part of the overall profit on the sale of Moab Khotsong in the first quarter of 2018.

Headline earnings were also significantly impacted by these once off charges, as only the impairments are permitted to be added back in this calculation. Excluding the abnormal charges relating to the silicosis provision and the South African retrenchments, headline earnings would have increased from $27m to $144m for the year, which reflects a 30% increase on the prior year on the back of a strong operational performance.
LIQUIDITY, CASH FLOW AND STATEMENT OF FINANCIAL POSITION

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) of $1,483m in 2017 decreased by $65m, or 4% from the previous year, resulting in a 34% Adjusted EBITDA margin. Adjusted EBITDA for the year excludes the impact of the South African redundancy costs and impairments but includes the impact of the estimated provision in respect of the silicosis class-action law suit of $46m (pre-tax: $63m). The ratio of net debt to Adjusted EBITDA at the end of December 2017 was 1.35 times compared with 1.56 times at the end of June 2017 and 1.24 times at the end of December 2016. Management has successfully maintained financial flexibility by remaining at or below targeted leverage levels, and well below the covenant ratio of
3.5 times which applies under our revolving credit agreements.

Net debt increased marginally by 4% to $2.001bn at 31 December 2017, from $1.916bn at the end of 2016. During 2017,
AngloGold Ashanti increased its ZAR RCF facilities from R3.4bn to R5.7bn. The balance sheet remains robust, with liquidity comprising $1,050m available on the $1.1bn US dollar RCFs at the end of December 2017, A$290m undrawn on the A$500m
Australian dollar RCF, approximately R2.95bn available from the South African RCF and other facilities and cash and cash equivalents of $205m at the end of December 2017. The nearest bond maturities are in 2020 and 2022.

The dividends declared for the year under review of ~6 US cents per share, will result in an estimated cash outflow in March and
April 2018 of $24m. A dividend of 10 US cents per share were declared and paid in 2017. Our dividend policy is based on 10% of free cash flow generation pre-growth capital expenditure, subject to the board’s discretion taking into consideration prevailing market conditions, the strength of our balance sheet and our future capital commitments.

Turning to the financing facilities available, the group’s principal US dollar and Australian dollar debt facilities are listed below:

ANNUAL FINANCIAL STATEMENTS
2017

●
Fully drawn rated bonds – $1.75bn in aggregate – that mature in April 2020 ($700m: 5.375%), August 2022 ($750m: 5.125%)
and April 2040 ($300m: 6.5%);
●
$1bn syndicated revolving credit facility that matures in July 2019, which is currently $35m drawn;
●
$100m revolving credit facilities in Guinea and Tanzania that mature in August 2019, which are currently $15m drawn;
●
A$500m base rate plus 2% syndicated revolving credit facility originally earmarked for the construction of the Tropicana project that matures in July 2019, of which A$210m remains drawn at year-end;
●
R2.5bn JIBAR plus 1.8% South African syndicated revolving credit facility that matures in December 2020, with an option to extend by 2 years; R1.4bn JIBAR plus 1.65% South African syndicated loan facility that matures in July 2020; and R1bn
JIBAR plus 1.3% South African syndicated loan facility that matures in November 2020, with an option to extend by 2 years
–
the three facilities are currently R2.7bn drawn; and
●
R750m overnight bank lending rate South African demand facility, which is undrawn.

We remain subject to an uncertain tax environment. Across the group, we are due refunds for input tax and fuel duties for an amount of $252m (2016: $199m; 2015: $195m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes. Considerable effort continues to be made to reduce these outstanding amounts.

The normalised 2017 effective tax rate jumped to 38% compared to 31% in 2016. The increase in the effective tax rate year-on-
year is directly attributable to the significant losses incurred in South Africa, mainly due to large retrenchment costs and once-off non-cash adjustments for silicosis and impairments. Furthermore, the impact of deferred tax rates in South Africa together with the deferred tax assets not recognised, all resulted in the increase in the overall tax rate. Excluding the adverse effect of the
South African taxes, the normalised tax rate for the group for 2017 is 30%.
More detailed notes and analyses of the group’s income statement, statement of financial position and statement of cash flow for
2017 are available in the group financial statements for 2017.
LOOKING AHEAD TO 2018, THE KEY FINANCIAL AND OTHER OBJECTIVES ARE TO:
●
Maintain our focus and capital discipline to deliver competitive AISC and AIC;
●
Continue to enhance margins and cash flows with a focus on operational efficiencies and productivity through Operations
Excellence;
●
Maintain the dividend underpinned by sustainable cash generation;
●
Seek resolutions for the Tanzanian and DRC regulatory uncertainty;
Progress the implementation of the Obuasi project;
●
Execute on low capital, high return brownfields projects, while continuing to progress long term projects up the value curve;
and
●
Maintain financial flexibility and further reduce finance costs.

The guidance for 2018 is set out in the table below:
Guidance Notes
Production (000oz) 3,325 – 3,450
Includes three months production from
Moab and Kopanang at ~30koz per
month
Costs
All-in sustaining costs ($/oz) 990 – 1,060
Total cash costs ($/oz) 770 - 830
Overheads
Corporate costs ($m) 70 - 80
Expensed exploration and study costs ($m) 115 - 125 Including equity accounted joint ventures
Capex
Total ($m) 800 - 920
Sustaining capex ($m) 600 - 670
Non-sustaining capex ($m) 200 - 250
Expenditure related to Obuasi, Siguiri
Hard Rock project, Kibali and Mponeng
Depreciation and amortisation ($m) 775
Depreciation and amortisation – included in equity accounted earnings
($m)
150 Earnings of associates and joint ventures

ANNUAL FINANCIAL STATEMENTS
2017

Interest and finance costs ($m) 140
Other operating expenses ($m) 90
Primarily related to the costs of care and
maintenance
Both production and cost estimates assume neither labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by
AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, filed with the United States Securities and Exchange Commission (SEC).

Sensitivities to the above guidance are as follows:
Sensitivity*
AISC ($/oz)
Cash from operating
activities before taxes
for 2018 ($m)
10% change in the oil price 5 16
10% change in local currency 63 182
5% change in the gold price 2 204
50koz change in production 14 58
*All the sensitivities based on $1,250/oz gold price and assumptions used in the outlook guidance.
Currency and commodity assumptions
$/R exchange rate 12.79
A$/$ exchange rate 0.78
$/BRL exchange rate 3.20
$/ARS exchange rate 19.61
Oil ($/bbl) 62
ACKNOWLEDGEMENT

I would like to express my appreciation to our committed and diligent finance team across the group who have been proactive in supporting the business to manage costs and capital as well as dealing with working capital and other business challenges associated with the developing market nature of the jurisdictions that we operate in. In addition, we continue to maintain a high standard of governance and compliance to internal controls across the organisation. The quality financial information prepared for our stakeholders is testament to our high calibre financial team whom I applaud. Finally, I look forward to the year ahead with enthusiasm and absolute focus on our strategic objectives with the aim of improving shareholder returns, on a sustainable basis.

Best regards

Christine Ramon
Chief Financial Officer
19 March 2018

ANNUAL FINANCIAL STATEMENTS
2017

DIRECTORS’
APPROVAL
In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2017 were approved by the board of directors on 19 March 2018 and are signed on its behalf by:

DIRECTORS
SM Pityana
, Chairman
S Venkatakrishnan
, Chief Executive Officer
KC Ramon
, Chief Financial Officer
R Gasant
, Chairman: Audit and Risk Committee

SECRETARY’S CERTIFICATE
In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the company has lodged with the
Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the
Act, and that all such returns and notices are true, correct and up-to-date.
ME Sanz Perez
Company Secretary
Johannesburg
19 March 2018

AFFIRMATION OF FINANCIAL STATEMENTS
In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2017, have been audited by Ernst & Young Inc., the company’s in dependent external auditors, whose unqualified audit opinion can be found under Independent Auditor’s Report, on page 30.

The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti, headed by
Meroonisha Kerber (CA(SA)); the group’s Senior Vice President: Finance. This process was supervised by
Kandimathie Christine Ramon (BCompt; BCompt (Hons); CA (SA)) , the group’s Chief Financial Officer and
Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the group’s Chief Executive Officer.

ANNUAL FINANCIAL STATEMENTS
2017

DIRECTORS’
REPORT
For the year ended 31 December 2017

NATURE OF BUSINESS

AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in some of these jurisdictions. At certain of its operations, AngloGold Ashanti produces uranium, silver and sulphuric acid as by-
products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti’s annual report website www.aga-reports.com.
SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI’S ISSUED SHARE CAPITAL
As at 31 December 2017, there were no shareholders holding 10% or more of the company’s issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti ADR programme.
SHARE CAPITAL
AUTHORISED

The authorised share capital of AngloGold Ashanti as at 31 December 2017 was made up as follows:
SA Rands
• 600,000,000 ordinary shares of 25 South African cents each
150,000,000
• 2,000,000 A redeemable preference shares of 50 South African cents each
1,000,000
• 5,000,000 B redeemable preference shares of 1 South African cent each
50,000
• 30,000,000 C redeemable preference shares of no par value
-

The following are the movements in the issued and unissued share capital from 1 January 2017 to 28 February 2018:
ISSUED
Ordinary shares
Number of
Shares
Value
SA Rands
Number of
Shares
Value
SA Rands
2017
2016
At 1 January
408,223,760
102,055,940
405,265,315 101,316,329
Exercise of options by participants in the AngloGold Ashanti
Share Incentive Scheme
1,830,855
457,714
2,958,445 739,611
At 31 December
(1)
410,054,615
102,513,654
408,223,760 102,055,940
At 31 December
(1)
410,054,615
102,513,654
Issued subsequent to year-end:
Exercise of options by participants in the AngloGold Ashanti
Share Incentive Scheme
71,509
17,877
At 28 February 2018
410,126,124
102,531,531
(1
)
Share capital of $16m (2016: $16m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 24.

ANNUAL FINANCIAL STATEMENTS
2017

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings
Limited, may not be transferred. The A, B and C redeemable preference shares terms and conditions carry the right to receive dividends equivalent to the balance of after tax profits arising from income derived from mining the Moab Lease Area. The shares are redeemable from the realisation of the assets relating to the Moab Lease Area after the cessation of mining operations in the area. No further A and B redeemable preference shares will be issued. C redeemable preference shares which may only be issued to AngloGold Ashanti Limited or its subsidiaries, have not been issued at 19 March 2018.

Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 24.
UNISSUED ORDINARY SHARES
Number of ordinary shares
2017
2016
At 1 January
191,776,240
194,734,685
Issued during the year
(1,830,855)
(2,958,445)
At 31 December
189,945,385
191,776,240
Issues subsequent to year-end
(71,509)
At 28 February 2018
189,873,876
ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

Pursuant to the authority granted by shareholders at the Annual General Meeting held on 16 May 2017, 5% of the shares in issue were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. At 19 March 2018, the total number of shares placed under the control of the directors was
20,536,908. No shares were issued during 2017 by the directors in terms of this authority, which will expire at the close of the next Annual General Meeting, unless renewed.

Shareholders will therefore be asked at the Annual General Meeting to be held on 16 May 2018, to renew this authority by placing
5% of the number of shares in issue under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the Annual General Meeting to be held on 16 May 2018.

Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.
DEPOSITARY INTERESTS
American Depositary Shares

At 31 December 2017, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New
York Stock Exchange (NYSE) 159,347,405 (2016: 176,085,993), American Depositary Shares (ADSs). Each ADS is equal to one
AngloGold Ashanti ordinary share. At 28 February 2018, there were 161,129,684 ADSs in issue and listed on the NYSE.
CHESS Depositary Interests

At 31 December 2017, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 90,233,125 (2016: 90,030,840) CHESS Depositary Interests (CDI). At
28 February 2018
there were 90,613,195 CDI’s in issue. Every five CDIs are equivalent to one AngloGold Ashanti ordinary share and carry the right to one vote.

ANNUAL FINANCIAL STATEMENTS
2017

Ghanaian Depositary Shares
At 31 December 2017, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange
(GhSE), 15,959,100 Ghanaian Depositary Shares (GhDSs) (2016: 16,125,300). The register as at 28 February 2018 remained unchanged. Every 100 GhDSs are equivalent to one underlying AngloGold Ashanti ordinary share and carry the right to one vote.

ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME
AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company.
The intention of the incentive scheme is to ensure that the medium to long term interests of the executive and shareholders are aligned, providing rewards to the executives and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.
Non-Executive Directors are not eligible to participate in the share incentive scheme.
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Ashanti Share Incentive
Scheme” or “Share Incentive Scheme”.
Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.
The type and vesting criteria of the options or awards granted are:
BONUS SHARE PLAN (BSP)
The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April 2005.
The Scheme has undergone a number of changes, each approved by the shareholders. Currently, each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.
The Executive Committee members receive an allocation of 150 percent of their cash bonus while all other participating employees receive a 120 percent matching. The vesting period runs over two years with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue.
LONG TERM INCENTIVE PLAN (LTIP)
The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005.
Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest in three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date. Awards for 2016 and 2017 will be cash settled in lieu of share awards.
The table below reflects the total number of options/awards that are available for issue in terms of the Share Incentive Scheme:
2017
Options/Awards
2016
Options/Awards
At 1 January
1,252,708
1,992,078
Bonus Share Plan awards granted
(1,926,549)
(2,103,767)
Lapsed/Forfeited: Bonus Share Plan
218,601
204,374
Long Term Incentive Plan
1,512,857
1,160,023
At 31 December
1,057,617
1,252,708

ANNUAL FINANCIAL STATEMENTS
2017

CO-INVESTMENT PLAN (CIP)
To assist executives in meeting their Minimum Shareholding Requirements (MSR’s) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted based on the following conditions: Executives are allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in equal tranches.
DEFERRED SHARE PLAN (DSP)

On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan to replace both the BSP and LTIP with effect from 1 January 2018. The DSP, designed with feedback from shareholders in mind, aims to better align the interests of company management with those of shareholders by, among others: rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two years to a maximum vesting period of five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, governance, community relations and human capital disciplines.

The first awards under this scheme will be made in the 2019 calendar year for the 2018 performance year.
CHANGES IN OPTIONS AND AWARDS

In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period
1 January 2017 to 28 February 2018 are disclosed below:
Bonus Share Plan
Long-Term
Incentive Plan
(2)
Total Share
Incentive Scheme
At 1 January 2017
4,198,285 4,435,368 8,633,653
Movement during year
– Granted
(1)
1,926,549 - 1,926,549
– Exercised (1,426,554) (404,301) (1,830,855)
– Lapsed/forfeited (218,601) (1,512,857) (1,731,458)
At 31 December 2017
4,479,679 2,518,210 6,997,889
Subsequent to year-end
– Exercised
(64,165)
(7,344)
(71,509)
– Lapsed/forfeited
(19,995)
(5,593)
(25,588)
At 28 February 2018
4,395,519
2,505,273
6,900,792
(1)
BSP and LTIP awards are granted at no cost to participants.
(2)
Includes Share Retention Bonus Scheme awards.

Total shares issued on the exercise of options and awards from the inception of the scheme:
Total number of shares issued
At 1 January 2017
14,981,130
– Exercised 2017 1,830,855
At 31 December 2017
16,811,985
Subsequent to year-end
– Exercised January and February 2018
71,509
At 28 February 2018
16,883,494

ANNUAL FINANCIAL STATEMENTS
2017

DIVIDEND POLICY

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. The dividend policy provides for an annual dividend to be based on 10% of the free cash flow, before growth capital expenditure, generated by the business for that financial year. Furthermore, this is subject to the board exercising its discretion on an annual basis, after taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

Consequently, the quantum of the dividend payout is expected to be volatile as it is based on a free cash flow metric that is subject to market conditions and is impacted by the level of funding of sustaining capital expenditure. In 2017, due to the significant capital reinvestment that the company made at its existing operations, sustaining capital expenditure increased by 19%
to $829m when compared to the prior year. In line with the approved dividend policy, the board has applied its discretion in adjusting the 2017 free cash flow, pre-growth capital expenditure metric for the $49m abnormal South African retrenchment costs paid. For the year ended 31 December 2017, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 70 South African cents (assuming an exchange rate of ZAR 11.6641/$, the gross dividend payable per ADS is equivalent to 6 US cents).

The Board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The continuation of the dividend reflects capital discipline and management's commitment to improving shareholder returns.

Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by Strate. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company’s electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.
WITHHOLDING TAX

Withholding tax of 20% on dividends and other distributions payable to shareholders are in effect from 1 March 2017.

BORROWINGS
The company’s borrowing powers are unlimited pursuant to the company’s Memorandum of Incorporation. As at
31 December 2017, the group’s gross borrowings totalled $2,268m (2016: $2,178m).

OTHER MATTERS
SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW

Arbitration Proceedings against the Government of Tanzania - On 13 July 2017, AngloGold Ashanti announced that its indirect subsidiaries, Samax Resources Limited and Geita Gold Mining Limited, took the precautionary step of safeguarding their interests under the Mine Development Agreement (MDA), by commencing arbitration proceedings under the rules of the United
Nations Commission on International Trade Law, as clearly provided for in the MDA.

Disposal of Kopanang Mine, The West Gold Plant and Related Infrastructure – On 19 October 2017, AngloGold Ashanti
announced that it had entered into an agreement to dispose of Kopanang Mine, the West Gold Plant and related infrastructure to
Heaven-Sent SA Sunshine Investment Company Limited (“Heaven-Sent”), a Chinese capital management company headquartered in Hong Kong.

Sale of Various Assets in the Vaal River Region, including the Moab Khotsong Mine to Harmony– On 19 October 2017,
AngloGold Ashanti announced that it had entered into a sale and purchase agreement to dispose of various assets situated in the
Vaal River region of South Africa to Harmony Gold Mining Company Limited (“Harmony”) for a cash consideration of $300m.
SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END

On 20 February 2018, the group announced the following updates:
●   The declaration of the maiden Ore Reserve at Gramalote; and
●  That agreement had been reached with the Government of Ghana for the redevelopment of Obuasi Gold mine in Ghana, subject to ratification by Ghana’s parliament of the relevant fiscal and development agreements. These agreements have been signed by the Government and ratification is scheduled during the current parliamentary sitting.

ANNUAL FINANCIAL STATEMENTS
2017

On 28 February 2018, the conditions precedent were fulfilled for the sales of Moab Khotsong and Kopanang mines and the transactions were completed and ownership of Moab Khotsong and Kopanang mines transferred to Harmony and Heaven-Sent respectively.

The Democratic Republic of the Congo (DRC) has recently promulgated a new mining code that makes a number of changes to the operating environment for the DRC’s extractive industries, including those in its mining, and oil and gas sectors. On
8 March 2018, AngloGold Ashanti announced that a meeting had been held between the DRC president and mining industry representatives to discuss the new mining code prior to its promulgation. The DRC government has agreed to continue discussions with the mining industry representatives post the promulgation of the new mining code regarding issues existing in the current agreement and the implementation of the new mining code. AngloGold Ashanti is in full support of Randgold
Resources, our partner and the operator in the Kibali joint venture, in its continued engagement with the DRC government.
MATERIAL CHANGE

There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the six months and year ended 31 December 2017 on 20 February 2018 and the date of this report.
The results for the year ended 31 December 2017 were audited by Ernst & Young Inc., who issued an unqualified audit report on
19 March 2018.
ANNUAL GENERAL MEETINGS

At the 73
rd
Annual General Meeting held on Tuesday, 16 May 2017, shareholders passed resolutions relating to the:
•
Re-election of Messrs Pityana and Ruston and Ms Richter as non-Executive Directors;
•
Election of Mrs SV Zilwa as a non-Executive Director;
•
Reappointment and appointment of the Audit and Risk Committee members being, Messrs Gasant, Kirkwood, Ruston and
Garner, Ms Richter and Mrs Zilwa;
•
Re-appointment of Ernst & Young Inc. as External Auditors of the company;
•
General authority to directors to allot and issue ordinary shares;
•
Non-binding advisory endorsement of the AngloGold Ashanti remuneration policy;
•
Remuneration of non-executive directors, which remains unchanged from the previous year;
• General authority to acquire the company’s own shares;
• Approval of the DSP;
• Authority to issue ordinary shares pursuant to the DSP;
•
General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
• General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act;
•
Amendment of the company’s Memorandum of Incorporation; and
•
Directors’ authority to implement special and ordinary resolutions.

Notice of the 74th Annual General Meeting to be held in the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg at
11:00 (South African time) on 16 May 2018, is printed as a separate document and distributed to shareholders in accordance with the Companies Act.
DIRECTORATE AND SECRETARY

During the period 1 January 2017 to 31 December 2017, Sindiswa Zilwa was appointed as an Independent Non-Executive
Director with effect from 1 April 2017 and Professor Wiseman Nkuhlu retired as a non-executive director from the board on 16
May 2017.
Company Secretary

There was no change to the office of the Company Secretary during 2017. The name, business and postal address of the
Company Secretary are set out under Administrative Information on page 136.
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares

The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the company at 31 December 2017, individually did not exceed 1% of the company’s issued ordinary share capital and are disclosed in note 32 of the group financial statements.
Details of service contracts of Directors and Prescribed Officers

In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed
Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report 2017.

ANNUAL FINANCIAL STATEMENTS
2017

ANNUAL FINANCIAL STATEMENTS
2017

ANNUAL FINANCIAL STATEMENTS

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2017.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents, at 31 December 2017 amounted to $205m (2016: $215m), and together with cash budgeted to be generated from operations in 2018 and the net incremental borrowing facilities available, are in management’s view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2017, it is appropriate to prepare these financial statements on a going concern basis.
Based on the results of a formal documented review of the company’s system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2017:
•
information and explanations provided by line management;
•
discussions held with the external auditors on the results of the year-end audit; and
•
the assessment by the Audit and Risk Committee,
the board has concluded that nothing has come to its attention that caused it to believe that the company’s system of interna l controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The directors are of the opinion that these financial statements fairly present the financial position of the company and group at
31 December 2017 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.

The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor’s Report, on page 30 of this report.

The company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission (SEC) by no later than 30 April 2018. Copies of the annual report on Form 20-F will be made available once the filing has been made, on request, from the Bank of New York Mellon, or from the company’s corporate office detailed in the section Administrative Information. The SEC issued guidance in March 2017 that requires foreign private issuers to tag their financial statements in Form 20-F and Form 6-K filings in terms of XBRL.
INVESTMENTS

Particulars of the group’s principal subsidiaries and operating entities are presented in this report on page 131.

ANNUAL FINANCIAL STATEMENTS
2017

INDEPENDENT AUDITOR’S REPORT
The Board of Directors and Shareholders of AngloGold Ashanti Limited

REPORT ON THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

OPINION
We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited set out on pages 35 to 132, which comprise the consolidated and separate statements of financial position as at 31 December 2017, and the consolidated and separate income statement, statement of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the Company as at 31 December 2017, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards
(IFRS) and the requirements of the Companies Act of South Africa.
BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated and Separate Financial
Statements section of our report. We are independent of the Company in accordance with the Independent Regulatory Board for
Auditors Code of Professional Conduct for Registered Auditors (IRBA Code), the International Ethics Standards Board for
Accountants Code of Ethics for Professional Accountants (IESBA Code) and other independence requirements applicable to performing the audit of the Company. We have fulfilled our other ethical responsibilities in accordance with the IRBA Code,
IESBA Code, and in accordance with other ethical requirements applicable to performing the audit of the Company. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
KEY AUDIT MATTERS
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of our audit of the consolidated and separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated and Separate
Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.
Sale of Moab Khotsong and Kopanang mines
(consolidated and separate KAM)

The disposal of the Moab Khotsong and Kopanang mines,
and some other associated assets, represent a significant
change to the composition of the Company’s South African
operations, particularly the Vaal River operations.

We considered the disposal of these mining operations to
be a key audit matter because the carrying values of these
assets and liabilities are material and the identification and reclassification of these assets and liabilities as held for

Through discussions with management and reviews of minutes
of meetings, we assessed management’s plans to dispose of
the Moab Khotsong and Kopanang mines.

We reviewed the executed sales and purchase agreements with
the respective counterparties and verified that these agreements were signed by persons with the necessary authority to do so.
We confirmed that the assets and liabilities that were
reclassified as held for sale, were consistent with those listed in
EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

ANNUAL FINANCIAL STATEMENTS
2017

sale is complex, particularly since all of the mining
operations in South Africa are held within a single legal
entity. The disposals will also significantly impact the
strategic and operational activities of the remaining South
African operations, and the account balances and related
disclosures in the Company’s consolidated and separate
financial statements will be significantly impacted.

At 31 December 2017, the Company classified the disposal
groups as held for sale. These assets and liabilities
classified as held for sale amounted to $348m and $126m,
respectively. An impairment charge of $149m was
recorded to reduce the carrying amount of the Moab
Khotsong mine’s net assets to the lower of fair value less
costs to sell and the carrying amount.

The consolidated disclosures are included in Note 23 and
36, and separate disclosures are included in Note 17 and
Note 30.
the executed agreements.
For both the Kopanang and Moab Khotsong mines, we obtained
management’s calculation of fair value less costs to sell, which we compared to the carrying values of the cash generating
units. We furthermore compared the inputs to the calculation to the sales and purchase agreement. Since the purchase
consideration of the disposal of the Moab Khotsong mine is
denominated in US dollars, we also considered the
appropriateness of the foreign exchange rates used.

We considered the impact of current and deferred taxes as it relates to the disposal and reclassification of the assets and liabilities.

We considered the recoverability of the remaining cash
generating units in the South African operations.

We performed walkthrough and control testing procedures
relating to management’s processes and controls in place to
approve and account for the transactions.

We reviewed the disclosures, including post-balance sheet
events, made by management and tested whether these met
the requirements of IFRS 5. We assessed whether there were
any changes to the plan of sale as at 31 December 2017.
Recoverability of asset carrying values
(Consolidated and Separate KAM)

During the current year, impairment assessments were
performed for the cash generating units where indicators of
impairment were identified, or where goodwill had been
allocated to.

Determining the recoverable amount of mining assets is
dependent on a number of assumptions that require
estimation and judgement, which include economic mineral
reserves and resources, associated life of mine plans, the
weighted average cost of capital, inflation forecasts, future gold prices and exchange rates. These areas required
additional audit effort and executive involvement due to
their technical nature.

The consolidated and separate disclosures are included in
the Consolidated Note 14 and Separate Note 9,
respectively.

We evaluated the appropriateness of management’s processes,
and reviewed other supporting information, to identify cash
generating units and determine whether impairment indicators existed for the respective cash generating units. We furthermore also reviewed management’s methods, processes and controls
in place to determine the carrying values, and the associated recoverable amounts, of each cash generating units.

We compared the mine plans, including the mineral reserves
and resources quantities to the plans that were approved by the directors
, and performed audit work on management’s
processes and controls related to the declaration of mineral reserves and resources that were included these business
plans.

Our audit procedures included involving experts to critically assess management’s assumptions in their valuation models,
including weighted average cost of capital, inflation forecasts, future gold prices and exchange rates. We also considered the appropriateness and reasonability of key operational and cash flow assumptions, including production, resultant revenue,
capital expenditure and cost movements.

We considered the appropriateness of the related disclosures in the consolidated and separate financial statements.
Tax exposures (Consolidated)

The Company is party to direct and indirect tax exposures
from tax authorities in several countries in which it
operates. The tax exposures in South America amount to
$201m. Management’s assessment of these exposures
has been disclosed in the consolidated financial
statements in the Contingencies Note 33. In South Africa
and Continental Africa the majority of the direct tax
exposures are considered remote and are therefore not
disclosed. Indirect tax positions have been provided for

We focused our audit effort on the significant direct and indirect tax exposures in South America, South Africa and Continental
Africa.

We inspected relevant communications with tax authorities. With the assistance of our tax experts, our audit procedures included assessing the nature and amount of the tax exposures and the reasonableness of management’s and their expert’s conclusions on whether exposures are probable, contingent or remote.

ANNUAL FINANCIAL STATEMENTS
2017

where appropriate.

The tax exposures are subject to judgement both in
relation to interpretation of local tax regulations and the
recognition and measurement of any potential provision
against such exposures. Due to the aforementioned factors
greater audit effort and executive involvement was
required.
Where exposures are assessed as probable, we evaluated the
reasonableness of the amounts provided with respect to those exposures.

We considered the appropriateness of the related disclosure in the consolidated financial statements.
Environment rehabilitation obligations (consolidated
and separate KAM)

At 31 December 2017, the environmental rehabilitation
provision amounted to $713m ($695m as non-current
liabilities and $18m as current liabilities) in the consolidated financial statements, and R803m in the separate financial
statements.

We focussed on this area due to the significance of the
provision in the consolidated and separate financial
statements as well as the judgemental nature of the
provision. The determination of the provision is based on,
inter alia, judgements and estimates of current damage
caused, nature, timing and amount of future costs to be
incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Influenced by
ongoing the mining activity and the annual revisions to
future mine plans, the significant judgements and
estimates relating to these obligations are revised each
year.

The consolidated and separate disclosures are included in
Consolidated Note 26 and Separate Note 20
Environmental rehabilitation and other provisions,
respectively.

We performed walkthrough and control testing procedures
relating to management’s processes and controls in place to
approve and accurately determine the provisions raised.

With the assistance of our environmental and valuation experts, our audit procedures included the assessment of the
reasonability of management’s macro -economic assumptions in their rehabilitation models. The most significant of these
assumptions were the risk free interest rates, expected inflation and exchange rates as these have the largest quantitative effect on the provision balance.

We tested the mathematical accuracy of the valuation models.

We compared the timing of the expected cash flows with
reference to the expected life of mine plans at the respective regions. We compared the current year cash flow assumptions
to those of prior year, and tested the reasonableness of
management’s explanations where these have changed or
deviated. We tested the reasonableness of the cost rates
applied with reference to publicly available information as well as recent rehabilitation activities. We inquired from operational management whether additional environmental disturbance
occurred that will require additional rehabilitation in future, and we corroborated this understanding. We also assessed the
integrity of the financial rehabilitation models. We read the reports prepared by management’s internal experts and external experts, where these had been engaged by management, to
support the provision.

We considered the appropriateness of the related disclosure in the consolidated and separate financial statements.
OTHER INFORMATION
The directors are responsible for the other information. The other information comprises the Audit and Risk Committee –
Chairman’s Letter, the Chief Financial Officer’s Review, the Company Secretary’s Certificate and the Directors’ Report in the
Annual Financial Statement as required by the Companies Act of South Africa, as well as the directors’ approval and affirmation of financial statements. It also includes the Integrated Report and the Reserve and Resource Statement which we obtained prior to the date of this report. Other information does not include the consolidated and separate financial statements and our auditor’s report thereon.

Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed on the other information obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

ANNUAL FINANCIAL STATEMENTS
2017

When we read the Annual Financial Statements, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS
The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated and separate financial statements, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.
AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:
•   Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the
Company
’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•    Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•   Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the
Company to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independenc e, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

ANNUAL FINANCIAL STATEMENTS
2017

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS
In terms of the IRBA Rule published in Government Gazette Number 39475, dated 04 December 2015, we report that Ernst &
Young Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-four years. Ernst & Young
Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998 all of Anglo American’s
other individually listed gold mines, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal
Reefs Exploration and Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold
Limited in 1998, and in 2004 to AngloGold Ashanti Limited. Ernst & Young Inc. was retained as auditor of AngloGold Limited (and
AngloGold Ashanti Limited) and has been the auditor of the expanded Company for nineteen years. We confirm that we are independent in accordance with the Independent Regulatory Board for Auditors Code of Professional Conduct for Registered
Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha - Director
Chartered Accountant (CA)
Registered Auditor
Johannesburg, South Africa
19 March 2018

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– INCOME STATEMENT
For the year ended 31 December

US dollar millions
Notes
2017
2016
2015
Revenue
3
4,543
4,254 4,174
Gold income 2,3
4,356
4,085 4,015
Cost of sales 4
(3,582)
(3,263) (3,294)
Gain (loss) on non-hedge derivatives and other commodity contracts
10
19 (7)
Gross profit (loss)
2
784
841 714
Corporate administration, marketing and other expenses
(64)
(61) (78)
Exploration and evaluation costs
(114)
(133) (132)
Other operating expenses 5
(88)
(110) (96)
Special items 6
(438)
(42) (71)
Operating profit (loss)
80
495 337
Interest received 3
15
22 28
Exchange gain (loss)
(11)
(88) (17)
Finance costs and unwinding of obligations 7
(169)
(180) (245)
Fair value adjustment on issued bonds
-
9 66
Share of associates and joint ventures' profit (loss) 8
22
11 88
Profit (loss) before taxation
(63)
269 257
Taxation 11
(108)
(189) (211)
Profit (loss) after taxation from continuing operations
(171)
80 46
Discontinued operations
Profit (loss) from discontinued operations
-
- (116)
Profit (loss) for the year
(171)
80 (70)
Allocated as follows:
Equity shareholders
- Continuing operations
(191)
63 31
- Discontinued operations
-
- (116)
Non-controlling interests
- Continuing operations
20
17 15
(171)
80 (70)
Basic earnings (loss) per ordinary share (cents)
12
Earnings (loss) per ordinary share from continuing operations
(46)
15 8
Earnings (loss) per ordinary share from discontinued operations
-
- (28)
Basic earnings (loss) per ordinary share
(46)
15 (20)
Diluted earnings (loss) per ordinary share (cents)
12
Earnings (loss) per ordinary share from continuing operations
(46)
15 8
Earnings (loss) per ordinary share from discontinued operations
-
- (28)
Diluted earnings (loss) per ordinary share
(46)
15 (20)

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– STATEMENT OF COMPREHENSIVE
INCOME
For the year ended 31 December

US dollar millions
2017
2016
2015
Profit (loss) for the year
(171)
80 (70)
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations
123
180 (371)
Share of associates and joint ventures' other comprehensive
income
-
- 1
Net gain (loss) on available-for-sale financial assets
20
13 (14)
Release on impairment of available-for-sale financial assets
3
- 9
Release on disposal of available-for-sale financial assets
(6)
(2) (3)
Deferred taxation thereon
8
(2) 1
25
9 (7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) recognised
8
(2) 17
Deferred taxation thereon
(2)
- (3)
6
(2) 14
Other comprehensive income (loss) for the year, net of tax
154
187 (363)
Total comprehensive income (loss) for the year, net of tax
(17)
267 (433)
Allocated as follows:
Equity shareholders
- Continuing operations
(37)
250 (332)
- Discontinued operations
-
- (116)
Non-controlling interests
- Continuing operations
20
17 15
(17)
267 (433)

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– STATEMENT OF FINANCIAL POSITION
As at 31 December

US dollar millions
Notes
2017
2016
2015
ASSETS
Non-current assets
Tangible assets 14
3,742
4,111 4,058
Intangible assets 15
138
145 161
Investments in associates and joint ventures 17
1,507
1,448 1,465
Other investments 18
131
125 91
Inventories 19
100
84 90
Trade, other receivables and other assets 20
67
34 13
Deferred taxation 28
4
4 1
Cash restricted for use 21
37
36 37
Other non-current assets
-
- 18
5,726
5,987 5,934
Current assets
Other investments 18
7
5 1
Inventories 19
683
672 646
Trade, other receivables and other assets 20
222
255 196
Cash restricted for use 21
28
19 23
Cash and cash equivalents 22
205
215 484
1,145
1,166 1,350
Non-current assets held for sale 23
348
- -
1,493
1,166 1,350
Total assets
7,219
7,153 7,284
EQUITY AND LIABILITIES
Share capital and premium 24
7,134
7,108 7,066
Accumulated losses and other reserves
(4,471)
(4,393) (4,636)
Shareholders' equity
2,663
2,715 2,430
Non-controlling interests
41
39 37
Total equity
2,704
2,754 2,467
Non-current liabilities
Borrowings 25
2,230
2,144 2,637
Environmental rehabilitation and other provisions 26
942
877 847
Provision for pension and post-retirement benefits 27
122
118 107
Trade, other payables and deferred income 29
3
4 5
Deferred taxation 28
363
496 514
3,660
3,639 4,110
Current liabilities
Borrowings 25
38
34 100
Trade, other payables and deferred income 29
638
615 516
Taxation 30
53
111 91
729
760 707
Non-current liabilities held for sale 23
126
- -
855
760 707
Total liabilities
4,515
4,399 4,817
Total equity and liabilities
7,219
7,153 7,284

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– STATEMENT OF CASH FLOWS
For the year ended 31 December

US dollar millions
Notes
2017
2016
2015
Cash flows from operating activities
Receipts from customers
4,534
4,231 4,154
Payments to suppliers and employees
(3,383)
(2,929) (2,904)
Cash generated from operations 31
1,151
1,302 1,250
Dividends received from joint ventures
6
37 57
Taxation refund 30
14
12 21
Taxation paid 30
(174)
(165) (184)
Net cash inflow (outflow) from operating activities from
continuing operations
997
1,186 1,144
Net cash inflow (outflow) from operating activities from discontinued
operations
-
- (5)
Net cash inflow (outflow) from operating activities
997
1,186 1,139
Cash flows from investing activities
Capital expenditure
- project capital
(156)
(93) (105)
- stay-in-business capital
(673)
(613) (559)
Expenditure on intangible assets
(1)
(5) (3)
Proceeds from disposal of tangible assets
7
4 6
Other investments acquired
(91)
(73) (86)
Proceeds from disposal of other investments
78
61 81
Investments in associates and joint ventures
(27)
(11) (11)
Proceeds from disposal of associates and joint ventures
-
10 1
Loans advanced to associates and joint ventures
(6)
(4) (5)
Loans repaid by associates and joint ventures
-
- 2
Proceeds from disposal of business and subsidiary
-
- 819
Costs on disposal of business
-
- (7)
Cash balances in assets disposed
-
- (2)
Decrease (increase) in cash restricted for use
(8)
8 (17)
Interest received
15
14 25
Net cash inflow (outflow) from investing activities from
continuing operations
(862)
(702) 139
Net cash inflow (outflow) from investing activities from discontinued
operations
-
- (59)
Net cash inflow (outflow) from investing activities
(862)
(702) 80
Cash flows from financing activities
Proceeds from borrowings
815
787 421
Repayment of borrowings
(767)
(1,333) (1,288)
Finance costs paid
(138)
(172) (251)
Bond settlement premium, RCF and bond transaction costs
-
(30) (61)
Dividends paid
(58)
(15) (5)
Net cash inflow (outflow) from financing activities from
continuing operations
(148)
(763) (1,184)
Net cash inflow (outflow) from financing activities from discontinued
operations
-
- (2)
Net cash inflow (outflow) from financing activities
(148)
(763) (1,186)
Net increase (decrease) in cash and cash equivalents
(13)
(279) 33
Translation
3
10 (17)
Cash and cash equivalents at beginning of year
215
484 468
Cash and cash equivalents at end of year
22
205
215 484

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– STATEMENT OF CHANGES IN EQUITY

Equity holders of the parent
US dollar millions
Share
capital
and
premium
Other
capital
reserves
(1)
Retained
earnings
(Accumulated
losses)
(2)
Cash flow
hedge
reserve
(3)
Available-
for-sale
reserve
(4)
Actuarial
gains
(losses)
Foreign
currency
translation
reserve
Total
Non-
controlling
interests
Total
equity
Balance at 31 December 2014
7,041
132
(3,109)
(1)
17
(40)
(1,195)
2,845
26
2,871
Profit (loss) for the year
(85)
(85)
15
(70)
Other comprehensive income (loss)
1
(7)
14
(371)
(363)
(363)
Total comprehensive income (loss)
-
1
(85)
-
(7)
14
(371)
(448)
15
(433)
Shares issued
25
25
25
Share-based payment for share awards net
of exercised
8
8
8
Dividends of subsidiaries
-
(4)
(4)
Translation
(24)
20
(3)
7
-
-
Balance at 31 December 2015
7,066
117
(3,174)
(1)
7
(19)
(1,566)
2,430
37
2,467
Profit (loss) for the year
63
63
17
80
Other comprehensive income (loss)
9
(2)
180
187
187
Total comprehensive income (loss)
-
-
63
-
9
(2)
180
250
17
267
Shares issued
42
42
42
Share-based payment for share awards net
of exercised
(7)
(7)
(7)
Dividends of subsidiaries
-
(15)
(15)
Transfer to reserves
(2)
2
-
-
Translation
7
(6)
1
(2)
-
-
Balance at 31 December 2016
7,108
117
(3,119)
(1)
17
(21)
(1,386)
2,715
39
2,754
Profit (loss) for the year
(191)
(191)
20
(171)
Other comprehensive income (loss)
25
6
123
154
154
Total comprehensive income (loss)
-
-
(191)
-
25
6
123
(37)
20
(17)
Shares issued
26
26
26
Share-based payment for share awards net
of exercised
(1)
(1)
(1)
Dividends paid (note 13)
(39)
(39)
(39)
Dividends of subsidiaries
-
(19)
(19)
Translation
9
(10)
1
(1)
(1)
1
-
Balance at 31 December 2017
7,134
125
(3,359)
(1)
43
(16)
(1,263)
2,663
41
2,704
(1)
Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $11m (2016: $10m;
2015: $9m), surplus on equity transaction of joint venture of $36m (2016: $36m; 2015: $36m), equity items for share-based payments of $75m (2016: $68m; 2015: $69m) and other reserves.
(2)
Included in accumulated losses are retained earnings totalling $287m (2016: $250m; 2015: $210m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.
(3)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges that expired in prior periods. The cash flow hedge reserve shall remain in equity and will unwind over the life of Serra Grande mine.
(4)
Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.

ANNUAL FINANCIAL STATEMENTS
2017

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

1    ACCOUNTING POLICIES
STATEMENT OF COMPLIANCE
The consolidated and company financial statements are prepared in compliance with International Financial Reporting
Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB)
in the English language, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the
Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards
Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.
NEW STANDARDS AND INTERPRETATIONS ISSUED

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2017. The adoption of the new standards, interpretations and amendments effective from 1 January 2017 had no material impact on the group.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. We have identified that IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments”, both of which have an effective date of 1 January
2018, are likely to affect future financial reporting.

IFRS 15 Revenue
Management has assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard does not have a significant impact on the timing or amount of the group’s revenue recognition. However, the adoption of IFRS 15 will result in the presentation of by-product revenue in
Revenue from product sales where previously by-product revenue was included in cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a corresponding increase in costs of sales, and therefore will not have an impact on previously reported gross profit.

As currently reported:
US dollar millions
2017
2016
2015
Revenue
4,543
4,254 4,174
Gold income
4,356
4,085 4,015
Cost of sales
(3,582)
(3,263) (3,294)
Gain (loss) on non-hedge derivatives and other commodity contracts
10
19 (7)
Gross profit
784
841 714
Gross profit %
18.00%
20.59% 17.78%

By-products revenue for the years ended 2017, 2016 and 2015 ($154m, $138m and $127m respectively) is included in the
Revenue line, but is offset and thus reduces cost of sales in the detailed income statement.

On adoption of IFRS 15, AngloGold Ashanti will disclose revenue from all product sales, including by-products sales in
Revenue from product sales in the detailed income statement. Accordingly, the detailed income statement would be restated for the effects of adopting IFRS 15 as follows:
US dollar millions
2017
2016
2015
Revenue
4,543
4,254 4,174
Revenue from product sales
4,510
4,223 4,142
Cost of sales
(3,736)
(3,401) (3,421)
Gain (loss) on non-hedge derivatives and other commodity contracts
10
19 (7)
Gross profit
784
841 714
Gross profit %
17.38%
19.91% 17.24%

ANNUAL FINANCIAL STATEMENTS
2017

AngloGold Ashanti intends to apply IFRS 15 retrospectively to each prior reporting period presented in accordance with
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

IFRS 9 Financial Instruments
The group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), cash restricted for use and cash and cash equivalents which will be subject to IFRS 9 expected credit loss model as they are to be carried at amortised cost. The accounting policy for listed equity investments will depend on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities in future will be classified as fair value through profit and loss. Listed equity investments held for other purposes will be classified as fair value through other comprehensive income. Financial liabilities are currently carried at amortised cost with no requirements to change their recognition or presentation under IFRS 9. We have evaluated the possible impact of the adoption of IFRS 9 including the expected credit loss model and we do not expect the adoption to have a significant impact on total assets, total liabilities or the results of the group.

IFRS 16 Leases
In addition, IFRS 16 Leases, with an effective date of 1 January 2019, is likely to affect future financial reporting and management is still in the process of assessing all of the potential consequences arising out of the adoption of this standard. With the removal of the operating lease classification, leases that are within the scope of IFRS 16 will result in increases in assets and liabilities. We expect a likely increase in the depreciation expense and also an increase in cash flows from operating activities as the lease payments will be recorded as financing outflows in our cash flow statement.
Management expects that the mining and drilling contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will potentially have the most impact on the group’s results on adoption of IFRS
16.

The significant accounting principles applied in the presentation of the group and company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: “Summary of significant accounting policies”.

1.1   BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The group financial statements are presented in US dollars.

Based on materiality, certain comparatives in the notes have been aggregated and comparatives have been restated to accord with current year disclosures.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an equity method investment or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Disclosures for non-controlling interests are assessed by reference to consolidated non-controlling interest.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the company financial statements.

ANNUAL FINANCIAL STATEMENTS
2017

1.2   SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
USE OF ESTIMATES
The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); and
write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Carrying value of tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:
•
changes in proved and probable Ore Reserve;
•
the grade of Ore Reserve may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites; and
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
•
It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
•
The group can identify the component of the orebody for which access has been improved; and
•
The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

ANNUAL FINANCIAL STATEMENTS
2017

Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-
production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

The carrying value of tangible assets at 31 December 2017 was $3,742m (2016: $4,111m; 2015: $4,058m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December
2017 was $288m (2016: $3m; 2015: $5m).
Carrying value of goodwill and intangible assets

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 “Impairment of Assets”, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying value of goodwill in the consolidated financial statements at 31 December 2017 was $127m (2016: $126m;
2015: $126m). The impairment of goodwill recognised in the consolidated financial statements for the year ended
31 December 2017 was $9m (2016: nil; 2015: nil).
Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for

ANNUAL FINANCIAL STATEMENTS
2017

which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2017:
•
deferred tax asset: $4m (2016: $4m; 2015: $1m);
•
deferred tax liability: $363m (2016: $496m; 2015: $514m);
•
taxation liability: $53m (2016: $111m; 2015: $91m); and
•
taxation asset: $3m (2016: $14m; 2015: $27m).

Unrecognised value of deferred tax assets: $470m (2016: $477m; 2015: $452m).
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2017 was $724m (2016: $705m;
2015: $683m).
Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December
2017 was $424m (2016: $397m; 2015: $393m).
Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Continental Africa and in
Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to
AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets.

ANNUAL FINANCIAL STATEMENTS
2017

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2017 was $174m
(2016: $135m; 2015: $94m).
Post-retirement obligations
The determination of AngloGold Ashanti’s obligation and expense post - retirement liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-
retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement plans at 31 December 2017 was $122m (2016: $118m; 2015: $89m).
Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code) 2016 Edition.

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
•
asset carrying values may be affected due to changes in estimated future cash flows;
•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•
overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
•
decommissioning site restoration and environmental provisions may change where changes in the estimated Ore
Reserve affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described in the accounting policy for exploration and evaluation assets. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Provision for silicosis

Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:
•
silicosis prevalence rates;
•
estimated settlement per claimant;
•
benefit take-up rates;
•
disease progression rates;
•
timing of cashflows; and
•
discount rate.

ANNUAL FINANCIAL STATEMENTS
2017

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. In prior years, a silicosis provision was not raised as a reliable estimate could not be determined.
The carrying value of the silicosis provision at 31 December 2017 was $63m (2016: nil; 2015: nil).
Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions.
Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $18m, has been considered.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
48
2   SEGMENTAL INFORMATION

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted investments).
Individual members of the Executive Committee are responsible for geographic regions of the business.
Group analysis by origin is as follows:
Gold production (attributable)
Ounces (000)
2017
2016
2015
South Africa
903
967 1,004
Continental Africa
1,453
1,321 1,435
Australasia
559
520 560
Americas
840
820 831
Continuing operations
3,755
3,628 3,830
Discontinued operations
-
- 117
3,755
3,628 3,947
Gold income
US dollar millions
2017
2016
2015
Geographical analysis of gold income by origin is as follows:
South Africa
1,101
1,173 1,132
Continental Africa
(1)
1,895
1,663 1,724
Australasia
709
646 666
Americas
1,104
1,036 967
4,809
4,518 4,489
Equity-accounted investments included above
(453)
(433) (474)
Continuing operations (note 3)
4,356
4,085 4,015
Discontinued operations
-
- 137
4,356
4,085 4,152
Foreign countries included in the above and considered material are:
Brazil
705
659 641
Guinea
489
Tanzania
664
591 615
Geographical analysis of gold income by destination is as follows:
South Africa
1,659
1,719 2,499
North America
456
893 658
Australia
709
645 666
Asia
-
- 195
Europe
399
377 332
United Kingdom
1,586
884 139
4,809
4,518 4,489
Equity-accounted investments included above
(453)
(433) (474)
Continuing operations (note 3)
4,356
4,085 4,015
Discontinued operations
-
- 137
Continuing and discontinued operations
4,356
4,085 4,152

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
49
2   SEGMENTAL INFORMATION CONTINUED
By product revenue
US dollar millions
2017
2016
2015
South Africa
15
23 38
Continental Africa
(1)
3
4 3
Australasia
2
2 2
Americas
135
110 84
155
139 127
Equity-accounted investments included above
(1)
(1) -
Continuing operations
154
138 127
Discontinued operations
-
- 1
154
138 128
Gross profit (loss)
(4)
US dollar millions
2017
2016
2015
South Africa
(3)
149 42
Continental Africa
(1)
386
334 377
Australasia
159
106 142
Americas
(1)
253
283 247
Corporate and other
(1)
2
(4) 2
797
868 810
Equity-accounted investments included above
(13)
(27) (96)
Continuing operations
784
841 714
Discontinued operations
-
- 19
784
841 733
Total cash costs
US dollar millions
2017
2016
2015
South Africa
968
857 874
Continental Africa
(1)
1,088
976 1,010
Australasia
407
404 393
Americas
547
486 492
Corporate and other
(6)
- (9)
3,004
2,723 2,760
Equity-accounted investments included above
(295)
(288) (267)
Continuing operations
2,709
2,435 2,493
Discontinued operations
-
- 125
2,709
2,435 2,618
Cost of sales
US dollar millions
2017
2016
2015
South Africa
1,114
1,041 1,083
Continental Africa
(1)
1,510
1,331 1,347
Australasia
550
540 525
Americas
(1)
851
752 719
Corporate and other
(1)
(3)
5 (2)
4,022
3,669 3,672
Equity-accounted investments included above
(440)
(406) (378)
Continuing operations
3,582
3,263 3,294
Discontinued operations
-
- 118
3,582
3,263 3,412

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
50
2   SEGMENTAL INFORMATION CONTINUED
Amortisation
US dollar millions
2017
2016
2015
South Africa
133
167 182
Continental Africa
(1)
421
365 339
Australasia
130
126 117
Americas
(1)
273
260 240
Other, including non-gold producing subsidiaries
2
5 7
959
923 885
Equity-accounted investments included above
(136)
(114) (108)
Continuing operations
823
809 777
Discontinued operations
-
- 6
823
809 783
Total assets
(1)(2)(3)
US dollar millions
2017
2016
2015
South Africa
1,734
1,818 1,629
Continental Africa
3,153
3,090 3,121
Australasia
929
804 837
Americas
1,258
1,273 1,341
Other, including non-gold producing subsidiaries
145
168 356
7,219
7,153 7,284
Net operating assets
US dollar millions
2017
2016
2015
South Africa
(2)(3)
1,388
1,520 1,352
Continental Africa
1,296
1,278 1,349
Australasia
(2)
664
581 625
Americas
(2)
909
923 963
Other, including non-gold producing subsidiaries
24
26 11
4,281
4,328 4,300
Non-current assets
(5)
US dollar millions
2017
2016
2015
Non-current assets considered material, by country are:
South Africa
1,295
1,678 1,463
Foreign entities
4,259
4,144 4,324
DRC
1,423
1,400 1,406
Ghana
533
520 543
Tanzania
422
437 517
Australia
764
673 703
Brazil
632
645 657

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
51
2   SEGMENTAL INFORMATION CONTINUED
Capital expenditure
US dollar millions
2017
2016
2015
South Africa
150
182 206
Continental Africa
(1)
409
291 315
Australasia
153
109 78
Americas
(1)
234
225 196
Other, including non-gold producing subsidiaries
7
4 4
953
811 799
Discontinued operations
-
- 58
953
811 857
Equity-accounted investments included above
(123)
(100) (131)
830
711 726
(1)
Includes equity-accounted investments.
(2)
Total assets includes allocated goodwill of nil (2016: $8m; 2015: $7m) for South Africa, $119m (2016: $110m; 2015: $111m) for Australasia and $8m (2016: $8m;
2015: $8m) for Americas (note 15). The South African segment includes assets held for sale of $348m (refer note 23).
(3)
In 2017, pre-tax impairments and derecognition of assets of $294m were accounted for in South Africa (2016: $3m; 2015: $5m).
(4)
The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.
(5)
Non-current assets exclude financial instruments and deferred tax assets.
US dollar millions
2017
2016
2015
3
REVENUE
Revenue consists of the following principal categories:
Gold income (note 2)
4,356
4,085 4,015
By-products (notes 2 and 4)
154
138 127
Royalties received (note 6)
18
9 4
Interest received (notes 31 and 35)
15
22 28
4,543
4,254 4,174
4
COST OF SALES
Cash operating costs
2,728
2,444 2,493
By-products revenue (note 3)
(154)
(138) (127)
2,574
2,306 2,366
Royalties
116
105 100
Other cash costs
19
24 27
Total cash costs
2,709
2,435 2,493
Retrenchment costs
6
14 11
Rehabilitation and other non-cash costs
29
43 (10)
Amortisation of tangible assets (notes 31 and 35)
817
789 737
Amortisation of intangible assets (notes 31 and 35)
6
20 40
Inventory change
15
(38) 23
3,582
3,263 3,294

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
52
US dollar millions
2017
2016
2015
5
OTHER OPERATING EXPENSES
Care and maintenance costs (note 35)
62
70 67
Pension and medical defined benefit provisions
9
25 18
Governmental fiscal claims and care and maintenance of old tailings operations
14
14 7
Other
3
1 4
88
110 96
6
SPECIAL ITEMS
Impairment and derecognition of assets
(1)
297
3 20
Impairment of other investments
3
- -
Retrenchment and related costs
(2)
88
1 4
Legal fees (recoveries) and other costs related to contract terminations and settlement costs
(3)
71
11 (1)
Write-down of inventories
3
12 11
Net (profit) loss on disposal of assets
(8)
(4) (1)
Royalties received (note 3)
(18)
(9) (4)
Indirect tax expenses (recoveries)
2
(2) (20)
Repurchase premium and cost on settlement of debt facilities
-
30 61
Other
-
- 1
438
42 71
7
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
Finance costs
Finance costs on bonds, corporate notes, bank loans and other
132
148 215
Amortisation of fees
4
4 5
Finance lease charges
6
6 3
142
158 223
Unwinding of obligations
27
22 22
Total finance costs, unwinding of obligations and other discounts
(notes 31 and 35)
169
180 245
8
SHARE OF ASSOCIATES AND JOINT VENTURES’ PROFIT (LOSS)
Revenue
453
441 489
Operating costs, special items and other expenses
(470)
(446) (415)
Net interest received
1
3 7
Profit (loss) before taxation
(16)
(2) 81
Taxation
23
7 (17)
Profit (loss) after taxation
7
5 64
(Impairment) impairment reversal of investments in associates
13
(5) 12
Impairment reversal of investments in joint ventures (note 17)
2
11 12
Share of associates and joint ventures’ profit (loss) (note 31)
22
11 88
(1)
Impairments and derecognitions include tangible assets $253m, intangible assets $9m and held for sale assets $35m.
(2)
Includes retrenchment costs incurred on the restructuring of the South African operations which was announced during June 2017.
(3)
Includes provision for silicosis class action settlement. For details refer note 26.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
53
US dollar millions
2017
2016
2015
9
EMPLOYEE BENEFITS
Employee benefits including Executive Directors' and Prescribed
Officers' salaries and other benefits
1,024
918 971
Health care and medical scheme costs
- current medical expenses
58
51 54
- defined benefit post-retirement medical expenses
10
10 10
Pension and provident plan costs
- defined contribution
53
48 49
- defined benefit pension plans
-
15 14
Retrenchment costs
92
16 15
Share-based payment expense (note 10)
33
37 33
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses
1,270
1,095 1,146
10 SHARE-BASED PAYMENTS
Equity-settled share incentive schemes
Bonus Share Plan (BSP)
26
26 22
Long Term Incentive Plan (LTIP)
(1)
7 11
Other
1
1 -
26
34 33
Cash-settled share incentive scheme
Cash-settled Long Term Incentive Plan (CSLTIP)
7
3 -
Total share-based payment expense (note 9)
33
37 33
Equity-settled incentive schemes

Equity schemes include the Bonus Share Plan (BSP), Long Term Incentive Plan (LTIP), Share Retention Bonus Scheme
(RB) and the Co-Investment Plan (CIP). There were no additional schemes introduced during 2017 and no changes to rules or practices in the existing schemes.
Bonus Share Plan (BSP)
Award date (unvested awards and awards vested during the year)
2017
2016
2015
Calculated fair value
R152.87
R229.22 R130.87
Vesting date 50%
1 Mar 2018
1 Mar 2017 3 Mar 2016
Vesting date 50%
1 Mar 2019
1 Mar 2018 3 Mar 2017
Expiry date
1 Mar 2027
1 Mar 2026 3 Mar 2025
Number of shares
2017
2016
2015
Awards outstanding at beginning of year
4,198,285
4,708,799 3,305,515
Awards granted during the year
1,926,549
2,103,767 2,562,313
Awards lapsed during the year
(218,601)
(204,374) (165,006)
Awards exercised during the year
(1,426,554)
(2,409,907) (994,023)
Awards outstanding at end of year
4,479,679
4,198,285 4,708,799
Awards exercisable at end of year
1,904,021
1,170,849 1,687,096

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
54
10 SHARE BASED PAYMENTS
CONTINUED
Equity-settled incentive schemes CONTINUED
Long Term Incentive Plan (LTIP)
Award date (unvested awards and awards vested during the year)
2015
Calculated fair value
R129.94
Vesting date
3 Mar 2018
Expiry date
3 Mar 2025
Number of shares
2017
2016
2015
Awards outstanding at beginning of year
4,363,330
6,028,193 3,964,362
Awards granted during the year
-
- 3,120,555
Awards lapsed during the year
(1,512,857)
(1,160,023) (830,356)
Awards exercised during the year
(384,116)
(504,840) (226,368)
Awards outstanding at end of year
2,466,357
4,363,330 6,028,193
Awards exercisable at end of year
455,914
320,169 445,781
Share Retention Bonus Scheme (RB)
Award date (unvested awards and awards vested during the year)
2013
Calculated fair value R226.46
Vesting date Aug 2014
Expiry date Aug 2017

Awards outstanding at 31 December 2017 amounted to 51,853 shares (2016: 72,038 and 2015: 115,736 shares) and an amount of 20,185 shares (2016: 43,698 and 2015: 34,564 shares) were exercised during the year.
Co-Investment Plan (CIP)
Number of shares
2017
2016
2015
Awards outstanding at beginning of year
97,651
145,040 56,703
Awards granted during the year
112,105
47,590 125,050
Awards lapsed during the year
(62,775)
(18,570) (6,426)
Awards exercised during the year
(51,603)
(76,409) (30,287)
Awards outstanding at end of year
95,378
97,651 145,040
Cash-Settled Long Term Incentive Plan (CSLTIP)

There were no changes to rules or practices within the CSLTIP scheme.
Award date (unvested awards and awards vested during the year)
2017
2016
Closing share price at 30 December:
R128.62
R152.58
Vesting date
1 March 2020
1 March 2019
Number of units
2017
2016
Share units outstanding at beginning of year
(1)
2,464,630
30,163
Share units granted during the year
2,572,437
2,537,000
Share units lapsed during the year
(507,597)
(100,490)
Share units exercised during the year
(59,852)
(2,043)
Share units outstanding at end of year
4,469,618
2,464,630
(1)
Amounts include Long Term share units awarded to two employees during 2015 and 2017.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
55
US dollar millions
2017
2016
2015
11   TAXATION
South African taxation
Non-mining tax
1
1 1
Prior year (over) under provision
-
(3) (14)
Deferred taxation
Impairment and disposal of tangible assets
(72)
- (1)
Other temporary differences
(62)
12 (43)
Prior year under provision
15
25 -
Change in estimated deferred tax rate
31
- (15)
(87)
35 (72)
Foreign taxation
Normal taxation
201
246 214
Prior year over provision
(26)
(10) (9)
Deferred taxation
Temporary differences
20
(65) 73
Prior year (over) under provision
2
(17) 5
Change in statutory tax rate
(2)
- -
195
154 283
108
189 211
Percentage (%)
2017
2016
2015
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
Effective tax rate
(172)
70 82
Disallowable items
Derivative and other commodity contracts losses and fair value gains
-
1 7
Exploration, corporate and other disallowable expenses
44
(12) (23)
Share of associates and joint ventures' profit (loss)
(10)
1 10
Foreign income tax allowances and rate differentials
47
(18) (16)
Exchange variation and translation adjustments
10
8 (24)
Non-tax effective income (loss)
69
(26) (25)
Effect of temporary differences not recognised for deferred tax assets
26
- -
Capital allowances
-
2 4
Change in estimated deferred tax rate
31
- 6
Change in statutory tax rate
(4)
- -
Prior year over provision
(13)
2 7
Estimated corporate tax rate
28
28 28
Tax rates
South Africa
Mining tax rate – maximum statutory rate
(1)
34
34 34
Non-mining tax
28
28 28
Foreign operations include:
Argentina
30
30 30
Australia
30
30 30
Brazil
34
34 34
Ghana
30
30 30
Guinea
30
30 30
Tanzania
30
30 30
(1)
The formula for determining the South African mining tax rate is:
Y = 34 - 170/X
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
56
US dollar millions
2017
2016
2015
11   TAXATION CONTINUED
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation required between one and two years
48
- -
- utilisation required between two and five years
333
321 237
- utilisation required between five and twenty years
1,210
1,185 1,184
- utilisation in excess of twenty years
1
1 -
1,592
1,507 1,421

At the statutory tax rates the unrecognised value of deferred tax assets are: $470m (2016: $477m; 2015: $452m), mainly relating to tax losses incurred in North America, Ghana and Colombia.
US cents per share
2017
2016
2015
12   EARNINGS (LOSS) PER ORDINARY SHARE
Basic earnings (loss) per ordinary share
(46)
15 (20)
- Continuing operations
(46)
15 8
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($191m)
(2016: $63m; 2015: $31m) and 415,440,077 (2016: 412,585,042;
2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the financial year.
- Discontinued operations
-
- (28)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2016: nil;
2015: ($116m)) and 415,440,077 (2016: 412,585,042; 2015: 409,606,858)
shares being the weighted average number of ordinary shares in issue during the financial year.
Diluted earnings (loss) per ordinary share
(46)
15 (20)
- Continuing operations
(46)
15 8
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($191m) (2016:
$63m; 2015: $31m) and 415,440,077 (2016: 414,706,400; 2015:
411,371,341) shares being the diluted number of ordinary shares.
- Discontinued operations
-
- (28)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2016: nil;
2015: ($116m)) and 415,440,077 (2016: 414,706,400; 2015: 409,606,858)
shares being the diluted number of ordinary shares.
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Number of shares
2017
2016
2015
Ordinary shares
409,265,471
407,519,542 404,747,625
Fully vested options and currently exercisable
(1)
6,174,606
5,065,500 4,859,233
Weighted average number of shares
415,440,077
412,585,042 409,606,858
Dilutive potential of share options
-
2,121,358 -
Fully diluted number of ordinary shares
415,440,077
414,706,400 409,606,858
US dollar millions
2017
2016
2015
In calculating the diluted earnings (loss) attributable to equity shareholders, the following were taken into consideration:
Profit (loss) attributable to equity shareholders
(191)
63 (85)
(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
57
US dollar millions
2017
2016
2015
12   EARNINGS (LOSS) PER ORDINARY SHARE CONTINUED
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations
(191)
63 (85)
Net impairment (impairment reversal) and derecognition of assets
298
(16) 2
Net (profit) loss on disposal of assets
(8)
4 9
Special items of associates and joint ventures
-
- 3
Exchange loss on foreign currency translation reserve release
-
60 -
Taxation on items above
(72)
- (2)
27
111 (73)
Cents
Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $27m (2016: $111m;
2015: ($73m)) and 415,440,077 (2016: 412,585,042; 2015:
409,606,858) shares being the weighted average number of ordinary shares in issue during the year.
6
27 (18)
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $27m (2016: $111m;
2015: ($73m)) and 415,440,077 (2016: 414,706,400; 2015:
409,606,858) shares being the weighted average number of ordinary shares in issue during the year.
6
27 (18)
13   DIVIDENDS
Ordinary shares
Dividend number 118 of 130 SA cents per share was declared on 21
February 2017 and paid on 7 April 2017 (10 US cents per share).
39
- -
39
- -

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
58
14   TANGIBLE ASSETS
US dollar millions
Mine
development
costs
Mine infra-
structure
(2)
Mineral
rights
and
dumps
Exploration
and
evaluation
assets
Assets
under
construction
Land and
buildings
(3)(4)
Total
Cost
Balance at 1 January 2015 7,238 5,369 958 35 757 88 14,445
Additions
- project capital 19 1 - - 102 6 128
- stay-in-business capital 345 57 - - 158 1 561
- capitalised leased assets - 62 - - - - 62
Disposals (113) (772) (25) (29) (291) (7) (1,237)
Transfers and other movements
(1)
(497) (4) - (1) (298) (1) (801)
Translation (710) (281) (19) - (72) (9) (1,091)
Balance at 31 December 2015
6,282 4,432 914 5 356 78 12,067
Accumulated amortisation and
impairments
Balance at 1 January 2015 5,045 3,515 893 32 79 18 9,582
Amortisation for the year 475 257 6 1 - 1 740
Impairment and derecognition of
assets
4 1 - - - - 5
Disposals (113) (727) (25) (29) (49) (6) (949)
Transfers and other movements
(1)
(458) (346) - (1) (1) - (806)
Translation (465) (82) (12) (1) - (3) (563)
Balance at 31 December 2015
4,488 2,618 862 2 29 10 8,009
Net book value at
31 December 2015
1,794 1,814 52 3 327 68 4,058
Cost
Balance at 1 January 2016 6,282 4,432 914 5 356 78 12,067
Additions
- project capital 25 4 - - 64 - 93
- stay-in-business capital 363 54 1 - 192 1 611
- capitalised leased assets - 2 - - - - 2
Disposals (45) (46) - - - - (91)
Transfers and other movements
(1)
(884) 25 - - (190) - (1,049)
Translation 202 105 4 - 28 3 342
Balance at 31 December 2016
5,943 4,576 919 5 450 82 11,975
Accumulated amortisation and
impairments
Balance at 1 January 2016 4,488 2,618 862 2 29 10 8,009
Amortisation for the year 546 254 4 1 - 1 806
Impairment and derecognition of
assets
1 2 - - - - 3
Disposals (43) (43) - - - - (86)
Transfers and other movements
(1)
(964) (70) - - (3) - (1,037)
Translation 135 31 2 - - 1 169
Balance at 31 December 2016
4,163 2,792 868 3 26 12 7,864
Net book value at
31 December 2016
1,780 1,784 51 2 424 70 4,111

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
59
14   TANGIBLE ASSETS CONTINUED
US dollar millions
Mine
development
costs
Mine infra-
structure
(2)
Mineral
rights
and
dumps
Exploration
and
evaluation
assets
Assets
under
construction
Land and
buildings
(3)(4)
Total
Cost
Balance at 1 January 2017
5,943
4,576
919
5
450
82
11,975
Additions
- project capital
28
3
-
-
125
-
156
- stay-in-business capital
371
37
-
-
257
-
665
Disposals
(1)
(20)
-
-
-
-
(21)
Transfers and other movements
(1)
(168)
(21)
(27)
-
(291)
1
(506)
Transfer to non-current assets and
liabilities held for sale
(785)
(281)
(7)
-
(72)
(3)
(1,148)
Translation
174
88
7
-
21
3
293
Balance at 31 December 2017
5,562
4,382
892
5
490
83
11,414
Accumulated amortisation and
impairments
Balance at 1 January 2017
4,163
2,792
868
3
26
12
7,864
Amortisation for the year
553
272
3
-
-
1
829
Impairment and derecognition of
assets
(5)
182
62
8
-
1
-
253
Disposals
(1)
(20)
-
-
-
-
(21)
Transfers and other movements
(1)
(326)
(163)
(27)
-
-
-
(516)
Transfer to non-current assets and
liabilities held for sale
(685)
(169)
(4)
-
(1)
-
(859)
Translation
93
22
5
-
-
2
122
Balance at 31 December 2017
3,979
2,796
853
3
26
15
7,672
Net book value at
31 December 2017
1,583
1,586
39
2
464
68
3,742
(1)
Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets with a carrying value of nil.
(2)
Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $56m (2016 :$58m; 2015: $61m).
(3)
Included in the amounts for land and buildings are assets held under finance leases with a net book value of $6m (2016: $7m; 2015: $7m).
(4)
Assets of $11m (2016: $12m; 2015: $8m) have been pledged as security.
(5)
Impairment and derecognition of assets including the following:
Impairment calculation assumptions as at 31 December 2017 – goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:
•
the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,240/oz (2016: $1,212/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:
• proved and probable Ore Reserve;
•
value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
•
In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model ("CAPM") to determine the required return on equity with risk factors consistent with the basis used in 2016. At 31 December 2017, the derived group WACC was
7.50% (real post-tax) which is 20 basis points higher than in 2016 of 7.30%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
60
14   TANGIBLE ASSETS CONTINUED
●
foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
● cash flows used in impairment calculations are based on life of mine plans which range from 2 years to 42 years; and
●
variable operating cash flows are increased at local Consumer Price Index rates.
Impairments and derecognitions of tangible assets
For the year ended 31 December 2017, the following impairments and derecognitions of tangible assets were recognised:
US dollar millions
TauTona 79
Kopanang 35
Surface Operations 9
Moab Khotsong 112
Mponeng 2
First Uranium 13
Other 3
253
Impairment of cash generating units
The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

During June 2017, due to a change in mine plans to restructure the South African operations, Kopanang mine, TauTona mine including Savuka section and the West Gold Plant section of the Surface operations in South Africa were fully impaired as they were not expected to generate future economic benefits.

On 19 October 2017, AngloGold Ashanti announced the sale of various assets in the Vaal River Region including the Moab
Khotsong Mine and related assets (Moab) to Harmony Gold Mining Company Limited for a cash consideration of US$300m.
Moab was accordingly transferred to held for sale and written down to the fair value less cost to sell. Refer note 23 –
Non-current assets and liabilities held for sale.

In a separate announcement on 19 October 2017, AngloGold Ashanti announced the sale of its Kopanang Mine, the West
Gold Plant and related infrastructure to Heaven-Sent SA Sunshine Investment Company Limited for a cash consideration of
R100m. Kopanang Mine was accordingly transferred to held for sale and written down to the fair value less cost to sell.
Refer note 23 –Non-current assets and liabilities held for sale.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
61
15  INTANGIBLE ASSETS
US dollar millions
Goodwill
Software
and
licences
Royalty
tax rate
concession
and other
Total
Cost
Balance at 1 January 2015
400
152
60
612
Additions
-
3
-
3
Disposals
-
(9)
-
(9)
Transfers and other movements
(1)
-
(10)
-
(10)
Translation
(20)
(18)
-
(38)
Balance at 31 December 2015
380
118
60
558
Accumulated amortisation and impairments
Balance at 1 January 2015
258
82
47
387
Amortisation for the year
37
3
40
Disposals
-
(7)
-
(7)
Transfers and other movements
(1)
-
(7)
-
(7)
Translation
(4)
(12)
-
(16)
Balance at 31 December 2015
254
93
50
397
Net book value at 31 December 2015
126
25
10
161
Cost
Balance at 1 January 2016
380
118
60
558
Additions
-
5
-
5
Transfers and other movements
(1)
-
(4)
-
(4)
Translation
(1)
6
-
5
Balance at 31 December 2016
379
125
60
564
Accumulated amortisation and impairments
Balance at 1 January 2016
254
93
50
397
Amortisation for the year
16
4
20
Transfers and other movements
(1)
-
(3)
-
(3)
Translation
(1)
6
-
5
Balance at 31 December 2016
253
112
54
419
Net book value at 31 December 2016
126
13
6
145
Cost
Balance at 1 January 2017
379
125
60
564
Additions
-
1
-
1
Transfer to non-current assets and liabilities held for sale
-
(17)
-
(17)
Transfers and other movements
(1)
(263)
(1)
-
(264)
Translation
11
4
-
15
Balance at 31 December 2017
127
112
60
299
Accumulated amortisation and impairments
Balance at 1 January 2017
253
112
54
419
Amortisation for the year
3
3
6
Impairment
9
-
-
9
Transfer to non-current assets and liabilities held for sale
-
(15)
-
(15)
Transfers and other movements
(1)
(263)
(1)
-
(264)
Translation
1
5
-
6
Balance at 31 December 2017
-
104
57
161
Net book value at 31 December 2017
127
8
3
138
(1)
Transfers and other movements include amounts from asset reclassifications and amounts written off.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
62
15   INTANGIBLE ASSETS CONTINUED
Impairment calculation assumptions for goodwill

Based on an analysis carried out by the group in 2017, the carrying value and value in use of cash generating units (CGUs)
with goodwill that were most sensitive is:
US dollar millions
2017
Carrying Value
Value in use
AngloGold
Ashanti Australia Limited – Sunrise Dam
233
402

As at 31 December 2017, the recoverable amount of AngloGold Ashanti Australia Limited – Sunrise Dam exceeded its carrying amount by $169m. The AngloGold Ashanti Australia Limited – Sunrise Dam CGU had $119m goodwill at that date.

It is estimated that a decrease of the long term real gold price of $1,240/oz by 7%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:
US dollar millions
2017
2016
2015
- Sunrise Dam
119
110 111
- First Uranium (Pty) Limited
(1)
-
8 7
- Serra Grande
8
8 8
(note 2)
127
126 126
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam
(2)
8.3%
8.8% 7.9%
(1)
Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU. The group reviews and tests the carrying value of goodwill on an annual basis for impairment. Following the impairment review, goodwill to the value of $9m at First Uranium (Pty) Ltd was impaired utilising a real pre-tax discount rate of 9.23% during 2017. The discount rates for 2017 were determined on a basis consistent with the 2016 and 2015 discount rates. The value in use recoverable amount of First Uranium (Pty) Ltd is $317m (2016: $336m; 2015: $304m).
(2)
The value in use of the CGU is $402m in 2017 (2016: $487m; 2015: $504m).

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
63
16   MATERIAL PARTLY-OWNED SUBSIDIARIES
Name
Non-controlling interest % holding     Country of incorporation and operation
2017
2016
2015
Cerro Vanguardia S.A. (CVSA)
7.5
7.5 7.5 Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)
15.0
15.0 15.0 Republic of Guinea
Financial information of subsidiaries that have material non-controlling interests are provided below:
US dollar millions
2017
2016
2015
Profit allocated to material non-controlling interest
CVSA
7
6 4
Siguiri
13
11 8
Accumulated balances of material non-controlling interests
CVSA
13
15 15
Siguiri
32
28 26

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-
company balances.
US dollar millions
CVSA
Siguiri
Statement of profit or loss for 2017
Revenue
517
489
Profit (loss) for the year
96
88
Total comprehensive income (loss) for the year, net of tax
96
88
Attributable to non-controlling interests
7
13
Dividends paid to non-controlling interests
(9)
(10)
Statement of profit or loss for 2016
Revenue 472 367
Profit (loss) for the year 81 74
Total comprehensive income (loss) for the year, net of tax
81 74
Attributable to non-controlling interests 6 11
Dividends paid to non-controlling interests (6) (9)
Statement of profit or loss for 2015
Revenue 399 350
Profit (loss) for the year 57 50
Total comprehensive income (loss) for the year, net of tax
57 50
Attributable to non-controlling interests 4 8
Dividends paid to non-controlling interests - (4)

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
64
16   MATERIAL PARTLY-OWNED SUBSIDIARIES CONTINUED

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.
US dollar millions
CVSA
Siguiri
Statement of financial position as at 31 December 2017
Non-current assets
193
206
Current assets
171
189
Non-current liabilities
(103)
(101)
Current liabilities
(84)
(82)
Total equity
177
212
Statement of financial position as at 31 December 2016
Non-current assets
241
174
Current assets
177
178
Non-current liabilities
(108)
(79)
Current liabilities
(107)
(85)
Total equity
203
188
Statement of financial position as at 31 December 2015
Non-current assets
245
151
Current assets
182
158
Non-current liabilities
(114)
(79)
Current liabilities
(109)
(55)
Total equity
204
175
Statement of cash flows for the year ended 31 December 2017
Cash inflow (outflow) from operating activities
189
152
Cash inflow (outflow) from investing activities
(55)
(82)
Cash inflow (outflow) from financing activities
(118)
(58)
Net increase (decrease) in cash and cash equivalents
16
12
Statement of cash flows for the year ended 31 December 2016
Cash inflow (outflow) from operating activities
110
120
Cash inflow (outflow) from investing activities
(57)
(59)
Cash inflow (outflow) from financing activities
(97)
(53)
Net increase (decrease) in cash and cash equivalents
(44)
8
Statement of cash flows for the year ended 31 December 2015
Cash inflow (outflow) from operating activities
98
76
Cash inflow (outflow) from investing activities
(60)
(29)
Cash inflow (outflow) from financing activities
3
(36)
Net increase (decrease) in cash and cash equivalents
41
11

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
65
17   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
US dollar millions
2017
2016
2015
Carrying value
Investments in associates
36
20 34
Investments in joint ventures
1,471
1,428 1,431
1,507
1,448 1,465

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of associates is as follows:
US dollar millions
2017
2016
2015
Aggregate statement of profit or loss for associates (attributable)
Revenue
21
30 53
Operating costs and expenses
(11)
(38) (45)
Taxation
2
(1) 4
Profit (loss) for the year
12
(9) 12
Total comprehensive profit (loss) for the year, net of tax
12
(9) 12
Investments in material joint ventures comprise:
Name
Effective %
Description
Country of incorporation and operation
2017
2016
2015
Kibali Goldmines S.A.
(1)
45.0
45.0 45.0
Exploration and mine
development
The Democratic Republic of the
Congo
(1)
AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.
US dollar millions
2017
2016
2015
Carrying value of joint ventures
Kibali
1,423
1,400 1,406
Immaterial joint ventures
48
28 25
1,471
1,428 1,431
Reversal (impairment) of investments in joint ventures
Sadiola (note 8)
2
11 12
The cumulative unrecognised share of losses of the joint ventures:
Sadiola
-
- 10
Morila
7
9 -
Yatela
2
3 -

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
66
17   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED

Summarised financial information of joint ventures is as follows (not attributable):
Kibali
US dollar millions
2017
2016
2015
Statement of profit or loss
Revenue
755
709 747
Other operating costs and expenses
(530)
(471) (398)
Amortisation of tangible and intangible assets
(264)
(211) (193)
Finance costs and unwinding of obligations
(5)
(5) (5)
Interest received
4
5 5
Taxation
54
23 (18)
Profit for the year
14
50 138
Other comprehensive income for the year, net of tax
-
- 3
Total comprehensive income for the year, net of tax
14
50 141
Dividends received from joint ventures (attributable)
-
30 35
Statement of financial position
Non-current assets
2,834
2,805 2,754
Current assets
166
179 259
Cash and cash equivalents
3
19 22
Total assets
3,003
3,003 3,035
Non-current financial liabilities
41
47 52
Other non-current liabilities
23
32 57
Current financial liabilities
7
10 10
Other current liabilities
107
133 125
Total liabilities
178
222 244
Net assets
2,825
2,781 2,791
Group's share of net assets
1,413
1,391 1,396
Other
10
9 10
Carrying amount of interest in joint ventures
1,423
1,400 1,406
US dollar millions
2017
2016
2015
Aggregate statement of profit or loss for immaterial joint ventures
(attributable)
Revenue
113
114 138
Other operating costs and expenses
(94)
(95) (102)
Amortisation of tangible and intangible assets
(16)
(18) (21)
Taxation
(2)
(3) (7)
Profit (loss) for the year
1
(2) 8
Total comprehensive income (loss) for the year, net of tax
1
(2) 8

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
67
US dollar millions
2017
2016
2015
18   OTHER INVESTMENTS
Non-current investments
Listed investments
(1)
Available-for-sale
Balance at beginning of year
46
29 47
Additions
9
8 8
Disposals
(1)
(1) (3)
Fair value adjustments
19
7 (7)
Impairments
(3)
- (9)
Translation
3
3 (7)
Balance at end of year
73
46 29
The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)
7
9 2
Corvus Gold Corporation
25
7 4
Various listed investments held by Environmental Rehabilitation Trust
Fund
22
18 17
Pure Gold Mining
11
8 1
Orinoco Gold Limited
4
- -
Other
4
4 5
73
46 29
Held-to-maturity
4
6 5
The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton
Investments.
The fair value of bonds held-to-maturity is $6m (2016: $8m; 2015: $6m)
and has a sensitivity of less than $1m (2016: less than $1m; 2015: less than $1m) for a 1% change in interest rates.
Current investments
Listed investments - available for sale
7
5 1
Book value of listed investments
84
57 35
Non-current assets
Unlisted investments
Balance at beginning of year
73
57 72
Additions
81
66 77
Maturities
(73)
(58) (74)
Transfer to non-current assets and liabilities held for sale
(32)
- -
Accrued interest
-
1 -
Translation
5
7 (18)
Balance at end of year
54
73 57
(1)
The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
68
US dollar millions
2017
2016
2015
18   OTHER INVESTMENTS CONTINUED
Non-current investments (continued)
Unlisted investments (continued)
The unlisted investments include:
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust
Fund administered by Ashburton Investments.
53
69 55
Other
1
4 2
54
73 57
Book value of unlisted investments
54
73 57
Total book value of other investments (note 34)
138
130 92
19
INVENTORIES
Non-current
Raw materials - ore stockpiles
100
84 90
Current
Raw materials
- ore stockpiles
261
233 232
- heap-leach inventory
5
3 6
Work in progress
- metals in process
58
77 65
Finished goods
- gold doré/bullion
59
60 28
- by-products
5
4 5
Total metal inventories
388
377 336
Mine operating supplies
295
295 310
683
672 646
Total inventories
(1)
783
756 736
(1)
The amount of the write-down of ore stockpiles, metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense in special items and cost of sales is $17m (2016: $30m; 2015: $30m).

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
69
US dollar millions
2017
2016
2015
20   TRADE, OTHER RECEIVABLES AND OTHER ASSETS
Non-current
Prepayments
17
9 9
Recoverable tax, rebates, levies and duties
50
25 4
67
34 13
Current
Trade and loan receivables
27
35 34
Prepayments
62
85 37
Recoverable tax, rebates, levies and duties
127
124 117
Other receivables
6
11 8
222
255 196
Total trade, other receivables and other assets
289
289 209
Current trade and loan receivables are generally on terms less than
90 days.
At 31 December 2017 trade receivables of $2m have been pledged as security.
There is a concentration of risk in respect of amounts due from
Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Continental Africa segment. These values are summarised as follows:
Recoverable value added tax
106
61 66
Recoverable fuel duties
38
39 38
Appeal deposits
10
8 1
21   CASH RESTRICTED FOR USE
Non-current
Cash balances held by Environmental Rehabilitation Trust Funds and other
37
36 37
Current
Cash restricted by prudential solvency requirements and other
18
16 19
Cash balances held by the Tropicana joint venture
10
3 4
28
19 23
Total cash restricted for use (note 34)
65
55 60
22   CASH AND CASH EQUIVALENTS
Cash and deposits on call
170
167 344
Money market instruments
35
48 140
Total cash and cash equivalents (notes 34 and 35)
205
215 484

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
70
23   NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE
Kopanang gold mine, West Gold Plant and related infrastructure (Kopanang Sale Assets)
The Kopanang gold mine is situated approximately 170 kilometres southwest of Johannesburg. It is included in the South
Africa reporting segment. Kopanang gold mine was previously recognised as a combination of tangible assets, current assets, current and long-term liabilities. On 19 October 2017, AngloGold Ashanti Limited announced that it has entered into an agreement to dispose of the Kopanang Sale Assets to Heaven-Sent SA Sunshine Investment Company Limited (“HSC”),
a Chinese capital management company headquartered in Hong Kong. The purchase consideration will be settled on the
Closing Date by a payment of R100 million in cash and the transfer of certain gold bearing rock dumps from a subsidiary of
HSC, namely Village Main Reef Limited to AngloGold Ashanti. Kopanang mine is a single shaft system, which produces gold as its primary output. In 2017, Kopanang mine produced 91,000 ounces of gold (2016: 91,000 ounces).
Moab Khotsong gold mine and related infrastructure, Nufcor and Margaret Water Company (Moab Sale Assets)
The Moab Khotsong gold mine is situated about 180 kilometres southwest of Johannesburg. It is included in the South
Africa reporting segment. Moab Khotsong gold mine was previously recognised as a combination of tangible assets, current assets, current and long-term liabilities. On 19 October 2017, AngloGold Ashanti Limited announced that it has entered into a sale and purchase agreement, to dispose of various assets (Moab Sale Assets) situated in the Vaal River area of South
Africa to Harmony Gold Mining Company Limited for a cash consideration of US$300 million.

The assets and related interests to be sold include the following:
•
The Moab Khotsong mine (which incorporates the Great Noligwa mine) and related infrastructure;
•
AngloGold Ashan ti’s entire interest in Nuclear Fuels Corporation of South Africa Proprietary Limited; and
•
AngloGold Ashanti’s entire interest in Margaret Water Company NPC.

Moab Khotsong is an underground mine which produced 294,000 ounces in 2017 (2016: 280,000 ounces).

Subsequent to year end the conditions precedent were fulfilled. Refer note 36.

The carrying amount of major classes of assets and liabilities include:
2017
US dollar millions
Moab
Sale Assets
Kopanang
Sale Assets
Total
Tangible assets
(1)
277
12
289
Intangible assets
2
-
2
Inventories
16
5
21
Other investments
31
5
36
Non-current assets held for sale (note 2)
326
22
348
Environmental and rehabilitation provisions
20
9
29
Provision for pension and post-retirement benefits
1
-
1
Trade, other payables and deferred income
10
5
15
Deferred taxation
81
-
81
Non-current liabilities held for sale
112
14
126
Net non-current assets held for sale
214
8
222
(1)
Includes impairments of $35m subsequent to being transferred to held for sale.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
71
US dollar millions
2017
2016
2015
24   SHARE CAPITAL AND PREMIUM
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
23
23 23
2,000,000 A redeemable preference shares of 50 SA cents each
-
- -
5,000,000 B redeemable preference shares of 1 SA cent each
-
- -
30,000,000 C redeemable preference shares of no par value
-
- -
23
23 23
Issued and fully paid
410,054,615 (2016: 408,223,760; 2015: 405,265,315) ordinary shares of 25 SA cents each
16
16 16
2,000,000 A redeemable preference shares of 50 SA cents each
-
- -
778,896 B redeemable preference shares of 1 SA cent each
-
- -
16
16 16
Treasury shares held within the group:
2,778,896 A and B redeemable preference shares
-
- -
16
16 16
Share premium
Balance at beginning of year
7,145
7,103 7,078
Ordinary shares issued
26
42 25
7,171
7,145 7,103
Less: held within the group
Redeemable preference shares
(53)
(53) (53)
Balance at end of year
7,118
7,092 7,050
Share capital and premium
7,134
7,108 7,066

The rights and restrictions applicable to the A and B redeemable preference shares were unchanged during 2017. The
C redeemable preference shares have no par value but have the same rights as the B preference shares except that the
C preference shares rank after the B preference shares (but prior to the A preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
72
US dollar millions
2017
2016
2015
25   BORROWINGS
Non-current
Unsecured
Debt carried at fair value
$1.25bn bonds - issued July 2013
-
- 498
On 1 August 2016, the remaining portion of the bonds were settled.
Debt carried at amortised cost
Rated bonds - issued July 2012
759
758 756
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are
US dollar-based.
Rated bonds - issued April 2010
1,001
1,000 999
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.
Syndicated revolving credit facility ($1bn)
32
45 194
Semi-annual interest paid at LIBOR plus 1.5% per annum. The
applicable margin is subject to a ratings grid. The facility was issued on
17 July 2014 and is available until 17 July 2019. The facility is US dollar-based.
Syndicated revolving credit facility (A$500m)
163
168 96
Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. The loan is repayable in July 2019 and is
Australian dollar-based.
Syndicated loan facility (R1.5bn)
-
88 65
The facility was issued on 3 December 2013 and was settled on
12 December 2017.
Syndicated revolving credit facility (R2.5bn)
56
- -
Quarterly interest paid at JIBAR plus 1.8% per annum. The facility was issued on 12 December 2017 and is available until 12 December 2020, with the option on application to extend by two years. The loan is
SA rand-based.
Syndicated loan facility (R1.4bn)
81
- -
Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020. The loan is
SA rand-based.
Syndicated loan facility (R1bn)
81
- -
Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2020, with the option on application to extend by two years. The loan is SA rand-based.
Revolving Credit Facilities - $100m
16
41 -
Various loans with interest rates ranging from 6.2% to 8% above
LIBOR. The facilities were issued on 23 August 2016 and are available until 23 August 2019 and are US dollar-based.
Other
1
1 1
Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.
The loans are subject to debt covenant arrangements for which no default event occurred.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
74
US dollar millions
2017
2016
2015
25   BORROWINGS CONTINUED
Non-current
CONTINUED
Secured
Finance leases
Turbine Square Two (Pty) Limited
15
15 15
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in
March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 35).
Australian Gas Pipeline
58
57 62
The contract with the supplier of gas contains embedded leases which have been determined to bear interest at an average of 6.75% per annum. The embedded leases commenced in November and
December 2015 and are for a 10 and 12 year duration, respectively.
The leases are repayable in monthly instalments and are Australian dollar-based. The equipment related to the embedded leases is used as security for these loans.
Other
5
5 2
Various loans with interest rates ranging from 2.5% to 15.5% per annum. These loans are repayable from 2016 to 2041. Some of these loans are secured by the financed assets.
Total non-current borrowings including current portion
2,268
2,178 2,688
Current portion of non-current borrowings included in current liabilities
(38)
(34) (51)
Total non-current borrowings
2,230
2,144 2,637
Current
Current portion of non-current borrowings included above
38
34 51
Unsecured
R750m Bonds - issued December 2013
-
- 49
Total current borrowings
38
34 100
Total borrowings (notes 34 and 35)
2,268
2,178 2,737
Amounts falling due
Within one year
38
34 100
Between one and two years
219
170 64
Between two and five years
1,687
902 1,495
After five years
324
1,072 1,078
(notes 34 and 35)
2,268
2,178 2,737

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
75
US dollar millions
2017
2016
2015
25   BORROWINGS CONTINUED
Currency
The currencies in which the borrowings are denominated are as follows:
US dollar
1,807
1,844 2,447
Australian dollar
221
225 158
SA rand
237
106 130
Brazilian real
3
3 2
(notes 34 and 35)
2,268
2,178 2,737
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar
965
950 800
Syndicated revolving credit facility (A$500m) - Australian dollar
226
191 266
Syndicated revolving credit facility (R1.5bn) - SA rand
-
21 33
Syndicated revolving credit facility (R2.5bn) - SA rand
146
- -
Syndicated revolving credit facility (R1.4bn) - SA rand
32
102 91
FirstRand Bank Limited (R750m) - SA rand
61
37 32
Revolving credit facilities ($100m) - US dollar
85
60 -
1,515
1,361 1,222
Change in liabilities arising from financing activities:
Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance
2,178
2,737 3,721
Acquisitions and disposals - other
-
- 47
Proceeds from borrowings
815
787 421
Repayment of borrowings
(767)
(1,333) (1,288)
Finance costs paid on borrowings
(125)
(159) (239)
Interest charged to the income statement
130
145 213
Fair value adjustments on issued bonds
-
(9) (66)
Translation
37
10 (72)
Closing balance
2,268
2,178 2,737
Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings
125
159 239
Commitment fees, environmental guarantees fees and other borrowing costs
13
13 12
Total finance costs paid
138
172 251

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
76
US dollar millions
2017
2016
2015
26   ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
279
272 296
Charge to income statement
2
- -
Change in estimates
(1)
4
(12) 5
Unwinding of decommissioning obligation
12
12 11
Transfer to non-current assets and liabilities held for sale
(20)
- (11)
Utilised during the year
(2)
(2) (3)
Translation
11
9 (26)
Balance at end of year
286
279 272
Provision for restoration
Balance at beginning of year
426
411 555
Charge to income statement
8
10 6
Change in estimates
(1)
(17)
(2) (40)
Unwinding of restoration obligation
10
8 10
Transfer to non-current assets and liabilities held for sale
(3)
- (110)
Transfer to current portion
(17)
- -
Utilised during the year
(4)
(3) (2)
Translation
6
2 (8)
Balance at end of year
409
426 411
Other provisions
(2)(3)
Balance at beginning of year
172
164 201
Charge to income statement
17
11 11
Change in estimates
15
5 24
Additions
64
- -
Transfer (to) from trade and other payables
(6)
(2) 3
Unwinding of other provisions
1
1 1
Utilised during the year
(35)
(30) (25)
Translation
19
23 (51)
Balance at end of year
247
172 164
Total environmental rehabilitation and other provisions
942
877 847

(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Other provisions include the following significant item: Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during
2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay
$400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of
$1,303/oz (2016: $1,152/oz; 2015: $1,061/oz). As at 31 December 2017 the remaining production due to Franco Nevada is 170,435oz (2016: 197,528oz; 2015:
220,447oz).
(3)
Other provisions include the provision for the silicosis class action litigation of $63m.
The undiscounted rehabilitation provision based on real cash flows is $991m (2016: $867m; 2015: $831m).

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
78
26   ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS CONTINUED
Provision for silicosis settlement
AngloGold Ashanti Limited together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. The companies requested leave to appeal to the
Supreme Court of Appeal (SCA), which was granted on 13 September 2016 and was scheduled to be heard from 19 to 23
March 2018. On 10 January 2018, in response to a request from all parties involved in the appeal to the SCA in respect of the silicosis and tuberculosis class action litigation, the Registrar of the SCA postponed the hearing date of the appeal until further notice.
A gold mining industry working group consisting of African Rainbow Minerals Limited, Anglo American South Africa Limited,
AngloGold Ashanti Limited, Gold Fields Limited, Sibanye-Stillwater Limited and Harmony Gold Mining Company Limited
(collectively the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Essentially, the working group is seeking a comprehensive and sustainable solution which deals with both legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the industry. The working group has engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. The working group believes that achieving a comprehensive settlement which is fair to past, present and future employees and sustainable for the sector is preferable to protracted litigation.
The facts of the matter have previously been disclosed as a contingent liability as an amount could not be reliably determined. As a result of the progress made by the working group and the status of negotiations with affected stakeholders, management is now in a position to reasonably estimate AngloGold Ashanti's share of a possible settlement of the class action claims and related costs within an acceptable range.
A pre-tax charge of $63 million has been recognised in special items for the year ended 31 December 2017. Going forward, annual charges in the provision are expected to consist of the time value of money (recognised as a finance cost) and changes in estimates in special items. The expected contributions (cash flows) to the vehicle that will manage the settlement process have been discounted over the expected period of contributions. The contributions are expected to be settled by cash flows from the group's South African operations and will occur over a number of years.
The assumptions that were made in the determination of the provision amount include: silicosis prevalence rates; estimated settlement per claimant; benefit take-up rates and disease progression rates.

A discount rate of 8% was used, based on government bonds with similar terms to the obligation.

27   PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS
US dollar millions
2017
2016
2015
Defined benefit plans
The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund
-
- (18)
Post-retirement medical scheme for AngloGold Ashanti Limited South
African employees
114
109 97
Other defined benefit plans
8
9 10
Sub-total
122
118 89
Transferred to other non-current assets
- AngloGold Ashanti Limited Pension Fund
-
- 18
122
118 107
Other defined benefit plans include the following:
- Obuasi Mines Staff Pension Scheme
6
6 7
- Retiree Medical Plan for North American employees
1
2 2
- Supplemental Employee Retirement Plan (SERP) for North America
(USA) Inc. employees
1
1 1
8
9 10

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
80
US dollar millions
2017
2016
2015
27    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS
CONTINUED
Post-retirement medical scheme for AngloGold Ashanti Limited
South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2017.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
109
97 135
Interest cost
10
10 10
Benefits paid
(9)
(8) (9)
Actuarial (gain) loss
(8)
(2) (7)
Translation
13
12 (32)
Balance at end of year
115
109 97
Less: transfer to non-current assets and liabilities held for sale
(1)
(1)
- -
Net amount recognised
(1)
114
109 97
Components of net periodic benefit cost
Interest cost
10
10 10
Net periodic benefit cost
10
10 10
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
9.29%
9.31% 10.10%
Expected increase in health care costs
7.75%
8.30% 9.10%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.75%
8.30% 9.10%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.75%
8.30% 9.10%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost - 1% point increase
1
1 1
Effect on post-retirement benefit obligation - 1% point increase
10
10 9
Effect on total service and interest cost - 1% point decrease
(1)
(1) (1)
Effect on post-retirement benefit obligation 1% point decrease
(8)
(9) (8)
(1)
The obligation for post-retirement medical is unfunded.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
81
US dollar millions
2017
2016
2015
27    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS
CONTINUED
Post-retirement medical scheme for AngloGold Ashanti Limited
South African employees CONTINUED
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $10m to the post-
retirement medical plan in 2018.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2018
10
2019
10
2020
10
2021
11
2022
11
Thereafter
62
28    DEFERRED TAXATION
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
604
730 743
Inventories
33
31 35
Other
15
10 14
652
771 792
Assets
Provisions
229
245 242
Tax losses
60
31 34
Other
4
3 3
293
279 279
Net deferred taxation liability
359
492 513
Included in the statement of financial position as follows:
Deferred tax assets
4
4 1
Deferred tax liabilities
363
496 514
Net deferred taxation liability
359
492 513
The movement on the deferred tax balance is as follows:
Balance at beginning of year
492
513 440
Taxation of items included in income statement
(68)
(45) 140
Taxation on items included in other comprehensive income
(6)
2 2
Transfer to non-current assets and liabilities held for sale
(73)
- -
Translation
14
22 (69)
Balance at end of year
359
492 513
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements.

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017

Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $384m (2016: $366m;
2015: $357m).

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
83
US dollar millions
2017
2016
2015
29   TRADE, OTHER PAYABLES AND DEFERRED INCOME
Non-current
3
4 5
Current
Trade payables
358
381 306
Accruals and deferred income
193
206 187
Short-term provisions
22
- -
Accruals for retrenchment costs
35
- -
Other payables
30
28 23
638
615 516
Total trade, other payables and deferred income
641
619 521
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
30   TAXATION
Balance at beginning of year
97
64 41
Refunds during the year
14
12 21
Payments during the year
(174)
(165) (184)
Taxation of items included in the income statement
190
234 192
Offset of VAT and other taxes
(78)
(47) -
Translation
1
(1) (6)
Balance at end of year
50
97 64
Included in the statement of financial position as follows:
Taxation asset included in trade, other receivables and other assets
(3)
(14) (27)
Taxation liability
53
111 91
50
97 64
31   CASH GENERATED FROM OPERATIONS
Profit (loss) before taxation
(63)
269 257
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(10)
(19) 7
Amortisation of tangible assets (note 4)
817
789 737
Finance costs and unwinding of obligations (note 7)
169
180 245
Environmental, rehabilitation and other expenditure
(30)
(13) (56)
Special items
394
44 60
Amortisation of intangible assets (notes 4 and 15)
6
20 40
Fair value adjustment on issued bonds
-
(9) (66)
Interest received (note 3)
(15)
(22) (28)
Share of associates and joint ventures' (profit) loss (note 8)
(22)
(11) (88)
Exchange loss on foreign currency reserve release
-
60 -
Other non-cash movements
61
90 53
Movements in working capital
(156)
(76) 89
1,151
1,302 1,250
Movements in working capital:
(Increase) decrease in inventories
(67)
(48) 99
(Increase) decrease in trade, other receivables and other assets
(86)
(131) 108
Increase (decrease) in trade, other payables and deferred income
(3)
103 (118)
(156)
(76) 89

GROUP
– NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
84
US dollar millions
2017
2016
2015
32   RELATED PARTIES
Material related party transactions were as follows
(not attributable):
Sales and services rendered to related parties
Joint ventures
12
16 6
Purchases and services acquired from related parties
Associates
16
15 8
Joint ventures
3
6 -
Outstanding balances arising from sale of goods and services due by related parties
Associates
7
- -
Joint ventures
2
8 -
Amounts owed to/due by related parties above are unsecured and non-
interest bearing.
Loans advanced to associates
Rand Refinery (Pty) Limited
During the year the loan was converted to preference shares. There are no fixed repayment terms. The loan had accrued interest at JIBAR plus 3.5%.
-
20 27
Loans advanced to joint ventures
Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17).
Executive contracts
All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short-term incentive scheme, the Bonus Share
Plan (BSP), and the Long Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment Plan (CIP).

South African executives have an off-shore retainer which is detailed under a separate contract. This reflects the percentage of their time focused on offshore business requirements. The offshore pay has been increased to a maximum cap of 40% of base pay due to a review of the amount of time spent outside South Africa on the offshore responsibilities of each executive team member. Where practical the offshore portion is now pensionable.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:
●
The acquisition of all or part of AngloGold Ashanti; or
●
A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
●
The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2017 were as follows:
Executive Committee member
Notice Period Change of control
CEO 12 months 12 months
CFO 6 months 6 months
EXCO 6 months 6 months

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
85
32   RELATED PARTIES CONTINUED
Directors and other key management personnel

Executive Directors’ and Prescribed Officers’ remuneration
Salary
(1)
Performance
related
payments
(2)
Pension
scheme
benefits
Other benefits
and encashed
leave
(3)
Sub total
Pre-tax gain
on share
options
Total
Total
2016
Total
2015
Total
Figures in thousands
2017
SA
Rands
US
Dollars
(4)
US
Dollars
(4)
US
Dollars
(4)
Executive Directors
S Venkatakrishnan
13,318
8,382
3,296
3,388
28,384
-
28,384
2,134
1,832 1,905
KC Ramon
8,423
4,607
727
1,627
15,384
-
15,384
1,157
947 1,024
21,741
12,989
4,023
5,015
43,768
-
43,768
3,291
2,779 2,929
Prescribed Officers
CE Carter
(5)
9,408
4,411
1,330
1,717
16,866
8,238
25,104
1,887
1,535 1,906
GJ Ehm
8,778
4,116
306
1,489
14,689
4,588
19,277
1,449
1,693 1,404
L Eybers
(6)
7,400
3,691
327
2,570
13,988
-
13,988
1,051
- -
DC Noko
6,767
3,173
644
1,888
12,472
-
12,472
938
961 976
ME Sanz Perez
6,737
3,159
795
1,078
11,769
-
11,769
885
1,640 823
CB Sheppard
7,154
3,354
681
272
11,461
-
11,461
862
721 511
TR Sibisi
5,786
2,886
703
77
9,452
-
9,452
711
541 -
Retired prescribed officers
8,189
-
2,887
22,601
33,677
29,281
62,958
4,733
5,978 4,719
60,219
24,790
7,673
31,692
124,374
42,107
166,481
12,516
13,069 10,339
Total Executive Directors' and
Prescribed Officers'
remuneration ZAR
81,960
37,779
11,696
36,707
168,142
42,107
210,249
Total Executive Directors' and
Prescribed Officers'
remuneration USD
6,162
2,840
879
2,760
12,641
3,166
15,807
15,848 13,268
(1)
Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.
(2)
The performance related payments are calculated on the year's financial results.
(3)
Includes health care, pension allowance, cash in lieu of dividends, vested CIP match awards, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(4)
Values have been converted using the average annual exchange rate for 2017: R13.3014:$1; (2016: R14.6812:$1; 2015: R12.7719:$1).
(5)
Benefits for 2017 for CE Carter include a dependent's scholarship award of $2,500.
(6)
L Eybers was appointed prescribed officer with effect from 22 February 2017.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
86
32   RELATED PARTIES CONTINUED
Directors and other key management personnel CONTINUED

Number of options and awards granted
Balance at
1 January 2017
Granted
during
2017
Exercised
during
2017
Lapsed
during
2017
Balance as at
31 December
2017
(1)
Vested balance
at 31 December
2017
Executive Directors
S Venkatakrishnan
689,087
72,118
-
89,553
671,652
343,678
KC Ramon
211,785
42,878
-
37,099
217,564
44,887
Total Executive Directors
900,872
114,996
-
126,652
889,216
388,565
Prescribed Officers
CE Carter
250,386
38,600
58,260
51,426
179,300
-
GJ Ehm
331,354
33,580
31,172
59,637
274,125
105,508
L Eybers
58,563
18,101
-
11,179
65,485
17,280
DC Noko
244,592
27,626
-
40,299
231,919
100,410
ME Sanz Perez
205,213
29,398
-
42,538
192,073
59,244
CB Sheppard
27,552
29,205
-
-
56,757
5,076
TR Sibisi
-
23,621
-
-
23,621
-
Retired prescribed officer
475,616
-
214,256
261,360
-
Total Prescribed Officers
1,593,276
200,131
303,688
466,439
1,023,280
287,518
Other
6,139,505
1,611,422
1,527,167
1,138,367
5,085,393
1,735,705
Total share incentive scheme
8,633,653
1,926,549
1,830,855
1,731,458
6,997,889
2,411,788
(1)
The latest expiry date of all options/awards granted and outstanding at 31 December 2017 is 1 March 2027 (2016: 1 March 2026; 2015: 3 March 2025).
Subsequent to year end and up to 16 March 2018, options/awards exercised by Executive Directors and Prescribed Officers, are for Charles Carter who exercised 87,852 awards for a pre-tax gain of $723,854 and Graham Ehm who exercised
46,316 awards for a pre-tax gain of $392,431.
Awards granted since 2005 have been granted at no cost to participants.
Non-Executive Directors are not eligible to participate in the share incentive scheme.
Number of CSLTIP awards granted:
Balance at
1 January
2017
Granted
during
2017
Exercised
during
2017
Lapsed
during
2017
Balance as at
31 December
2017
Executive Directors
S Venkatakrishnan
120,000
174,872
-
-
294,872
KC Ramon
120,000
110,595
-
-
230,595
Total Executive Directors
240,000
285,467
-
-
525,467
Prescribed Officers
CE Carter
120,000
110,595
-
-
230,595
GJ Ehm
120,000
110,595
-
-
230,595
L Eybers
20,000
97,535
-
-
117,535
DC Noko
120,000
88,850
-
-
208,850
ME Sanz Perez
120,000
88,463
-
-
208,463
CB Sheppard
120,000
93,928
-
-
213,928
TR Sibisi
120,000
75,971
-
-
195,971
Retired prescribed officer
120,000
-
17,497
102,503
-
Total Prescribed Officer
860,000
665,937
17,497
102,503
1,405,937
Other
1,364,630
1,621,033
42,355
405,094
2,538,214
Total share incentive scheme
2,464,630
2,572,437
59,852
507,597
4,469,618

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
87
32   RELATED PARTIES CONTINUED
Awards granted in respect of the previous year’s financial results:
Total
(1)
Total
2017
2016
Executive Directors
S Venkatakrishnan
72,118
49,962
KC Ramon
42,878
30,323
114,996
80,285
Prescribed Officers
CE Carter
38,600
36,666
GJ Ehm
33,580
31,602
L Eybers
18,101
-
DC Noko
27,626
20,080
ME Sanz Perez
29,398
19,992
CB Sheppard
29,205
10,152
TR Sibisi
23,621
-
Retired prescribed officer
-
63,828
200,131
182,320
Total awards to executive management
315,127
262,605
(1)
Relates to the BSP 17 awards that were issued prior to the Annual General Meeting on 16 May 2017.
Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:
Non-Executive Directors' fees and allowances
Figures in
thousands
(1)
Figures in
thousands
(1)
Director fees
Committee fees
Travel allowance
Total
Total
Total
US Dollars
(1)
2017
2016
2015
SM Pityana (Chairman)
312,500
59,750
-
372,250
378 411
AH Garner
123,500
43,500
33,750
200,750
200 204
MJ Kirkwood
123,500
68,500
38,750
230,750
249 242
NP January-Bardill
123,500
56,000
-
179,500
189 189
R Gasant
123,500
58,500
-
182,000
193 195
RJ Ruston
123,500
56,000
32,500
212,000
231 226
MDC Richter
123,500
48,500
31,250
203,250
200 205
DL Hodgson
123,500
43,500
-
167,000
176 180
SV Zilwa
(2)
90,000
45,000
-
135,000
- -
Retired non-executive director
(3)
43,500
33,500
-
77,000
256 260
Total
1,310,500
512,750
136,250
1,959,500
2,072 2,112
(1)
Directors' compensation is disclosed in US dollars.
(2)
Director joined in April 2017.
(3)
Director retired in May 2017.
Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
88
32   RELATED PARTIES CONTINUED
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares
The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December, which individually did not exceed 1% of the company’s issued ordinary share capital, were:
31 December 2017
Beneficial holding
31 December 2016
Beneficial holding
31 December 2015
Beneficial holding
Direct
Indirect
Direct
Indirect
Direct
Indirect
Non-Executive Directors
SM Pityana
2,990
-
2,990 - 2,000 -
MDC Richter
(1)
7,300
-
7,300 - 7,300 -
DL Hodgson
1,500
-
1,500 - 1,500 -
MJ Kirkwood
(1)
15,000
-
15,000 - 15,000 -
RJ Ruston
(2)
-
1,000
- 1,000 - 1,000
AH Garner
(1)
7,500
-
- - - -
Retired director
-
-
3,000 - 3,000 -
Total
34,290
1,000
29,790 1,000 28,800 1,000
Executive Directors
S Venkatakrishnan
236,468
-
213,423 - 205,939 -
KC Ramon
28,265
-
12,334 - 3,104 -
Total
264,733
-
225,757
-
209,043
-
Company Secretary
ME Sanz Perez
13,994
16,368
7,921 12,747 10,471 8,860
Total
13,994
16,368
7,921 12,747 10,471 8,860
Prescribed Officers
CE Carter
50,800
-
43,229 - 39,560 -
GJ Ehm
(2)
30,319
16,213
33,782 - 22,532 -
L Eybers
4,812
-
- - - -
DC Noko
41,244
-
28,015 - 17,086 -
CB Sheppard
5,344
-
- - - -
TR Sibisi
4,085
-
- - - -
Retired prescribed officers
-
-
44,470 - 34,298 13,204
Total
136,604
16,213
149,496 - 113,476 13,204
Grand total
449,621
33,581
412,964 13,747 361,790 23,064
(1)
Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)
Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)
A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
89
32  RELATED PARTIES CONTINUED
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares CONTINUED

Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group’s BSP and LTIP schemes, after 31 December 2017 and up to 16 March 2018 include:
Date of
transaction
Type of transaction
Number of
shares
Direct/Indirect
beneficial
holding
Executive Directors
S Venkatakrishnan 6 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
11,632 Direct
On-market sale of ordinary shares to settle tax costs 5,293 Direct
KC Ramon 26 February 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
5,177 Direct
27 February 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
6,320 Direct
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
11,300 Direct
Company Secretary
ME Sanz Perez 27 February 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
7,656 Direct
28 February 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
4,554 Direct
Prescribed Officers
CE Carter 7 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
948 Direct
GJ Ehm 5 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
4,500 Direct
6 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
8,000 Direct
L Eybers 9 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
8,786 Direct
16 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
3,609 Direct
DC Noko 27 February 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
7,071 Direct
9 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
8,165 Direct
On-market sale of ordinary shares to settle tax costs 3,716 Direct
CB Sheppard 1 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
6,900 Direct
15 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
4,008 Direct
On-market sale of ordinary shares to settle tax costs 1,824 Direct
TR Sibisi 28 February 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
3,063 Direct
On-market sale of ordinary shares to settle tax costs 1,394 Direct
1 March 2018
On-market purchase of ordinary shares pursuant to
the AngloGold Ashanti Co-Investment Plan
4,160 Direct

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
90
US dollar millions
2017
2016
2015
33   CONTRACTUAL COMMITMENTS AND CONTINGENCIES
Operating leases
At 31 December 2017, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
- less than one year
45
47 34
- between one and three years
38
36 69
- between three and five years
7
5 10
90
88 113
Operating lease charges included in profit before taxation amounts to $247m (2016: $198m; 2015: $149m).
Finance leases
The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
US Dollars million
2017
2016
2015
Less than one year
14
8
12 6 11 5
Between one and three years
27
18
25 15 22 12
Between three and five years
24
17
26 18 24 15
More than five years
54
35
63 38 76 49
Total minimum lease payments
119
78
126 77 133 81
Amounts representing finance charges
(41)
-
(49) - (52) -
Present value of minimum lease payments
78
78
77 77 81 81
US dollar millions
2017
2016
2015
Capital commitments
Acquisition of tangible assets
Contracted for
87
58 61
Not contracted for
113
587 856
Authorised by the directors
200
645 917
Allocated to:
Project capital
- within one year
104
252 134
- thereafter
-
255 402
104
507 536
Stay-in-business capital
- within one year
84
135 249
- thereafter
12
3 132
96
138 381
Share of underlying capital commitments of joint ventures included above
21
138 27
Purchase obligations
Contracted for
- within one year
274
605 529
- thereafter
424
269 88
698
874 617

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
91
33   CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Contingencies
US dollar millions
2017
2016
2015
Contingent liabilities
Litigation - Ghana
(1)(2)
97
97 97
Litigation - North America
(3)
-
- -
Tax disputes - Brazil
(4)
24
15 11
Tax dispute - AngloGold Ashanti Colombia S.A.
(5)
150
141 128
Tax dispute - Cerro Vanguardia S.A.
(6)
27
29 32
Groundwater pollution
(7)
-
- -
Deep groundwater pollution - Africa
(8)
-
- -
298
282 268
Litigation claims
(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at
Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8
November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December
2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration.
(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment
Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops.
This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of
New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide
Newmont with certain information relevant to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process. AngloGold Ashanti believes the lawsuit is without merit and intends to vigorously defend against it.
The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
92
33   CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED
Tax claims
(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. In
December 2017, new VAT assessments of $14m were received. Collectively, the possible amount involved is approximately
$24m (2016: $15m, 2015: $11m). Management is of the opinion that these taxes are not payable.
(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN)
that it disagreed with the Company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On
23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of
$21m (2016: $21m, 2015: $20m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $129m (2016: $120m, 2015: $108m). The Company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the
Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending.
(6)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP)
requesting corrections to the 2007, 2008 and 2009 income tax returns of $6m (2016: $7m, 2015: $8m) relating to the non-
deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $21m (2016: $22m, 2015: $24m).
CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.
Other
(7)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions.
The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(8)
Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum
Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

34   FINANCIAL RISK MANAGEMENT STATEMENTS

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial
Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan.
The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group’s counterparties.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
93
34   FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED
Managing risk in the group CONTINUED

The financial risk management objectives of the group are defined as follows:
•
safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.
Net open hedge position as at 31 December
The group had no outstanding commitments against future production potentially settled in cash.
Interest rate and liquidity risk
The group manages liquidity risk by ensuring that there is sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund it's working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates.
The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 25 and 35).
The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities
Within one
year
Between
one and
two years
Between
two and five
years
After five
years
Total
2017
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Trade and other payables
615
-
-
-
615
Borrowings
137
343
1,912
695
3,087
- In USD
98
5.4
145
5.4
1,643
5.5
641
6.5
2,527
- AUD in USD equivalent
16
5.1
174
5.1
25
6.8
38
6.8
253
- ZAR in USD equivalent
23
8.9
24
8.9
244
9.1
16
15.5
307
2016
Trade and other payables
596
-
-
-
596
Borrowings
127
287
1,155
1,513
3,082
- In USD
100
5.4
100
5.4
1,023
5.5
1,449
5.5
2,672
- AUD in USD equivalent
16
5.4
89
5.3
119
6.0
43
6.8
267
- ZAR in USD equivalent
11
8.9
98
8.9
13
11.2
21
14.0
143
2015
Trade and other payables
503
-
-
-
503
Borrowings
211
216
1,912
1,581
3,920
- In USD
140
5.8
140
5.8
1,767
5.9
1,507
5.5
3,554
- AUD in USD equivalent
11
5.2
68
5.2
66
6.2
51
6.8
196
- ZAR in USD equivalent
60
8.2
8
8.1
79
8.7
23
11.8
170

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
94
34   FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the group is as follows:
US dollar millions
2017
2016
2015
Other investments
58
79 61
Trade and other receivables
33
46 42
Cash restricted for use (note 21)
65
55 60
Cash and cash equivalents (note 22)
205
215 484
Total financial assets
361
395 647

Trade and other receivables, that are past due but not impaired totalled $20m (2016: $9m; 2015: $7m). Other receivables that are impaired totalled nil (2016: nil; 2015: $6m) and other investments that are impaired totalled $3m (2016: nil; 2015: nil).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:
Type of instrument
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Carrying
amount
Fair
value
US Dollars millions
2017
2016
2015
Financial assets
Other investments (note 18)
138
140
130 132 92 93
Financial liabilities
Borrowings (note 25)
2,268
2,377
2,178 2,203 2,737 2,425

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
95
34   FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED
Fair value of financial instruments CONTINUED

Type of instrument CONTINUED

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments has been calculated using market interest rates at the hierarchy level 2. The unlisted equity investments are carried at cost or fair value.
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy – level 1). The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets measured at fair value by level within the fair value hierarchy as at
31 December:
Type of instrument
Assets measured at fair value on a recurring basis
US dollar millions
Level 1
Level 2
Level 3
Total
2017
Available-for-sale financial assets
Equity securities
80
-
-
80
2016
Available-for-sale financial assets
Equity securities 51 - - 51
2015
Available-for-sale financial assets
Equity securities 30 - - 30
Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
96
34   FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED
Environmental obligations CONTINUED

In South Africa, AngloGold Ashanti has established a trust fund which has assets of ZAR 1.39bn and guarantees of ZAR
1.52bn issued by various banks, for a current carrying value of the liability of ZAR 1.15bn. In Australia, since 2014, the group has paid an amount of AUD $4m into a Mine Rehabilitation Fund for a current carrying value of the liability of AUD $113.2m.
At Iduapriem the group has provided a bond comprising of a cash component of $9.8m with a further bond guarantee amounting to $35.9m issued by Ecobank Ghana Limited and Barclays Ghana Limited for a current carrying value of the liability of $44.3m. At Obuasi the group has provided a bond comprising of a cash component of $20.3m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $211m. In some circumstances, the group may be required to post further bonds in future years which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December
(actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
Change in
interest rate
basis points
Change in
interest amount
in currency
millions
Change in
interest amount
US dollar
millions
2017
Financial assets
USD denominated
100
1
1
ZAR denominated
(1)
150
2
-
Financial liabilities
ZAR denominated
(1)
150
41
3
AUD denominated
100
3
2
Change in
interest rate
basis points
Change in
interest amount
in currency
millions
Change in
interest amount
US dollar
millions
2016
Financial liabilities
ZAR denominated
(1)
150 18 1
AUD denominated 100 2 1
USD denominated 100 1 1
A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
97
34   FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED
Sensitivity analysis CONTINUED

Interest rate risk on other financial assets and liabilities (excluding derivatives) CONTINUED
Change in
interest rate
basis points
Change in
interest amount
in currency
millions
Change in
interest amount
US dollar
millions
2015
Financial assets
USD denominated 100 2 2
ZAR denominated
(1)
150 5 -
BRL denominated 250 2 1
Financial liabilities
ZAR denominated
(1)
150 26 2
AUD denominated 100 1 1
USD denominated 100 2 2
(1)
This is the only interest rate risk for the company.
Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Change in
exchange rate
Change in
borrowings
total
$m
Change in
exchange rate
Change in
borrowings
total
$m
Change in
exchange rate
Change in
borrowings
total
$m
2017
2016
2015
Borrowings
ZAR denominated (R/$)
Spot (+R1.50)
(26)
Spot (+R1.50)
(10)
Spot (+R1.50)
(12)
AUD denominated (AUD/$)
Spot (+AUD0.1)
(16)
Spot (+AUD0.1)
(15)
Spot (+AUD0.1)
(11)
ZAR denominated (R/$)
Spot (-R1.50)
33
Spot (-R1.50)
13
Spot (-R1.50)
14
AUD denominated (AUD/$)
Spot (-AUD0.1)
19
Spot (-AUD0.1)
18
Spot (-AUD0.1)
12

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

35 CAPITAL
MANAGEMENT
The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The capital structure of the group consists of net debt (borrowings as detailed in note 25, offset by cash and bank balances detailed in note 22) and equity of the group (comprising share capital and premium and accumulated reserves and non-
controlling interests).

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
98
35   CAPITAL MANAGEMENT CONTINUED

The group manages capital using various financial metrics including the ratio of net debt to Adjusted EBITDA (gearing). Both the calculation of net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.

The group had no major issuance of equity during the year.

AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE in April
2011. The DMTNP permits the group to access the South African debt capital market for funding required. The group has not utilised the commercial paper under its R10bn DMTNP during the current year, instead it made use of its other facilities, to provide for funding requirements of the South Africa region.

During November 2017, the group entered into a new three-year unsecured revolving credit facility of R1bn ($81m) with
Standard Bank which is currently charged at a margin of 1.3% above JIBAR. This facility has the option, on application, to extend the facility by a maximum of two years.

During December 2017, the group entered into a three-year unsecured syndicated revolving credit facility of R2.5bn ($202m)
with Nedbank and ABSA Bank which is currently charged at a margin of 1.8% above JIBAR. This facility has the option, on application, to extend the facility by a maximum of two years. This facility replaced the R1.5bn facility which was entered into in December 2013, which had similar conditions to the new revolving credit facility. The R1.5bn facility was cancelled during
December 2017.

A full analysis of the borrowings as presented on the statement of financial position in included in note 25. In addition, the following details are also relevant to the borrowings at 31 December 2017:
•
The $750m, $700m and $300m rated bonds are fully and unconditionally guaranteed by the group;
•
The interest margin on the five-year unsecured syndicated revolving credit facility of A$500m ($390m) with a group of banks will redu
ce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.
•
The R1bn, R1.4bn and R2.5bn unsecured syndicated revolving credit facilities will be used to fund the working capital and development costs associated with the group's mining operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

Amounts are converted to US dollars at year end exchange rates.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
99
35   CAPITAL MANAGEMENT CONTINUED
Gearing ratio (Net debt to Adjusted EBITDA)
US dollar millions
2017
2016
2015
Borrowings (note 25)
2,268
2,178 2,737
Corporate office lease (note 25)
(15)
(15) (15)
Unamortised portion of the convertible and rated bonds
18
23 21
Cumulative fair value adjustment on $1.25bn bonds
-
- (9)
Cash restricted for use (note 21)
(65)
(55) (60)
Cash and cash equivalents (note 22)
(205)
(215) (484)
Net debt
2,001
1,916 2,190
The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.
Adjusted EBITDA
Profit (loss) before taxation
(63)
269 257
Add back:
Finance costs and unwinding of obligations (note 7)
169
180 245
Interest received (note 3)
(15)
(22) (28)
Amortisation of tangible and intangible assets (note 4)
823
809 777
Adjustments:
Exchange loss
11
88 17
Fair value adjustment on issued bonds
-
(9) (66)
Impairment and derecognition of assets
297
3 14
Impairment of other investments
3
- -
Write-down of inventories
3
12 10
Retrenchment costs
90
14 14
Care and maintenance costs (note 5)
62
70 67
Net profit on disposal of assets
(8)
(4) (1)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
(10)
(18) 7
Repurchase premium and cost on settlement of issued bonds
-
30 61
Associates and joint ventures’ special items
(2)
(11) (9)
Associates and joint ventures’ – adjustments for amortisation, interest, taxation and other
116
137 107
Other amortisation
7
- -
Adjusted EBITDA (as defined in the Revolving Credit Agreements)
1,483
1,548 1,472
Gearing ratio (Net debt to Adjusted EBITDA)
1.35:1
1.24:1 1.49:1
Maximum debt covenant ratio allowed per agreement
3.5:1
3.5:1 3.5:1

36   RECENT DEVELOPMENTS
On 20 February 2018, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 70 South
African cents (assuming an exchange rate of ZAR 11.66/$, the gross dividend payable per ADS is equivalent to 6 US cents).

On 28 February 2018, the conditions precedent were fulfilled on the sale of Moab Khotsong and Kopanang Mines and the transactions were completed, with ownership of Moab Khotsong and Kopanang Mines transferring to Harmony and Heaven-
Sent, respectively.

ANNUAL FINANCIAL STATEMENTS
2017

COMPANY – INCOME STATEMENT
For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.

The functional currency of the company is South African rands.

SA Rands millions
Notes
2017
2016
Revenue
1
13,391
16,843
Gold income 1
13,099
15,828
Cost of sales 2
(13,486)
(14,010)
Gross profit (loss)
(387)
1,818
Corporate administration, marketing expenses and other income (expenses)
(312)
(22)
Exploration and evaluation costs
(137)
(207)
Other operating expenses 3
(125)
(369)
Special items 4
(5,446)
780
Operating profit (loss)
(6,407)
2,000
Dividends received 1
1
500
(Impairment) reversal of impairment of associates 11
174
(186)
Interest received 1
14
83
Net inter-company management fees and interest
50
64
Exchange gain (loss)
145
194
Finance costs and unwinding of obligations 5
(295)
(266)
Profit (loss) before taxation
(6,318)
2,389
Taxation 7
1,365
(77)
Profit (loss) for the year
(4,953)
2,312

ANNUAL FINANCIAL STATEMENTS
2017

COMPANY – STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

SA Rands millions
2017
2016
Profit (loss) for the year
(4,953)
2,312
Items that will be reclassified subsequently to profit or loss:
Net gain (loss) on available-for-sale financial assets
(4)
5
(4)
5
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) recognised
101
(43)
Deferred taxation thereon
(28)
6
73
(37)
Other comprehensive income (loss) for the year, net of tax
69
(32)
Total comprehensive income (loss) for the year, net of tax
(4,884)
2,280

ANNUAL FINANCIAL STATEMENTS
2017

COMPANY – STATEMENT OF FINANCIAL POSITION
As at 31 December

SA Rands millions
Notes
2017
2016
ASSETS
Non-current assets
Tangible assets 9
9,124
15,930
Intangible assets 10
8
48
Investments in associate 11
449
275
Investments in subsidiaries 12
43,162
43,707
Other investments
19
24
Investment in Environmental Rehabilitation Trust Fund 13
294
294
Trade and other receivables 14
-
1
53,056
60,279
Current assets
Inventories 15
425
723
Trade and other receivables 14
258
247
Intra-group balances 16
2,703
2,894
Cash and cash equivalents
135
607
3,521
4,471
Non-current assets held for sale 17
3,843
-
7,364
4,471
Total assets
60,420
64,750
EQUITY AND LIABILITIES
Share capital and premium 18
51,041
50,698
Accumulated losses and other reserves
(5,968)
(136)
Total equity
45,073
50,562
Non-current liabilities
Borrowings 19
2,853
1,398
Environmental rehabilitation and other provisions 20
1,737
1,069
Provision for post-retirement benefits 21
1,406
1,499
Deferred taxation 22
508
2,843
6,504
6,809
Current liabilities
Borrowings 19
42
23
Trade and other payables 23
3,788
4,299
Intra-group balances 16
3,438
3,022
Taxation 24
37
35
7,305
7,379
Non-current liabilities held for sale 17
1,538
-
8,843
7,379
Total liabilities
15,347
14,188
Total equity and liabilities
60,420
64,750

ANNUAL FINANCIAL STATEMENTS
2017

COMPANY – STATEMENT OF CASH FLOW
For the year ended 31 December

SA Rands millions
Notes
2017
2016
Cash flows from operating activities
Receipts from customers
13,343
16,256
Payments to suppliers and employees
(13,704)
(13,103)
Cash generated from (utilised by) operations 25
(361)
3,153
Taxation refund 24
-
46
Taxation paid 24
-
(5)
Net cash inflow (outflow) from operating activities
(361)
3,194
Cash flows from investing activities
Capital expenditure
- project capital
(296)
(450)
- stay-in-business capital
(1,596)
(2,031)
Expenditure on intangible assets
(12)
(25)
Proceeds from disposal of tangible assets
40
-
Dividends received
-
100
Decrease in cash restricted for use
-
11
Additional investment in subsidiaries
-
(84)
Return of equity from subsidiary
538
-
Repayment of intra-group loans advanced
459
285
Interest received
14
32
Net cash inflow (outflow) from investing activities
(853)
(2,162)
Cash flows from financing activities
Proceeds from borrowings
7,134
3,635
Repayment of borrowings
(5,659)
(4,196)
Finance costs paid
(202)
(155)
Dividends paid 8
(531)
-
Net cash inflow (outflow) from financing activities
742
(716)
Net increase (decrease) in cash and cash equivalents
(472)
316
Cash and cash equivalents at beginning of year
607
291
Cash and cash equivalents at end of year
135
607

ANNUAL FINANCIAL STATEMENTS
2017

COMPANY – STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December

SA Rands millions
Share
capital and
premium
Other
capital
reserves
(1)
Retained
earnings
(accumulated
losses)
Available-
for-sale
reserve
(2)
Actuarial
gains
(losses)
Total
equity
Balance at 31 December 2015
50,075 1,203 (2,877) - (179) 48,222
Profit (loss) for the year 2,312 2,312
Other comprehensive income (loss) 5 (37) (32)
Total comprehensive income (loss) - - 2,312 5 (37) 2,280
Shares issued 623 623
Share-based payments for share awards net of exercised (136) (136)
Transfer to reserves (31) 31 -
Preference dividends (note 8) (427) (427)
Balance at 31 December 2016
50,698 1,067 (1,023) 5 (185) 50,562
Profit (loss) for the year
(4,953)
(4,953)
Other comprehensive income (loss)
(4)
73
69
Total comprehensive income (loss)
-
-
(4,953)
(4)
73
(4,884)
Shares issued
343
343
Share-based payments for share awards net of exercised
(11)
(11)
Dividends paid (note 8)
(531)
(531)
Preference dividends (note 8)
(406)
(406)
Balance at 31 December 2017
51,041
1,056
(6,913)
1
(112)
45,073
(1)
Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of
R141m (2016: R141m) and equity items for share-based payments of R915m (2016: R926m).
(2)
Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
105
SA Rands millions
2017
2016
1
REVENUE
Revenue consists of the following principal categories:
Gold income
13,099
15,828
By-products (note 2)
188
330
Dividends received
1
500
Management fees received
39
55
Royalties received
50
47
Interest received (note 25)
14
83
13,391
16,843
2
COST OF SALES
Cash operating costs
11,783
11,654
By-products revenue (note 1)
(188)
(330)
11,595
11,324
Royalties
61
77
Other cash costs
66
78
Total cash costs
11,722
11,479
Retrenchment costs
-
154
Rehabilitation and other non-cash costs
147
89
Amortisation of tangible assets (note 25)
1,593
2,231
Amortisation of intangible assets (notes 10 and 25)
22
91
Inventory change
2
(34)
13,486
14,010
3
OTHER OPERATING EXPENSES
Pension and medical defined benefit provisions
106
335
Other expenses
19
34
125
369
4
SPECIAL ITEMS
Impairment (impairment reversal) and derecognition of assets
3,614
(73)
Net profit on disposal of assets
(41)
(51)
Royalties received
(39)
(37)
Legal fees and other costs
(1)
826
56
Write-down of inventories
26
62
Retrenchment costs
(2)
1,060
11
Profit on disposal of preference shares in AngloGold Ashanti USA Incorporated
-
(748)
5,446
(780)
(1)
Includes provision for silicosis class action settlement. Refer group note 26.
(2)
Costs incurred following the announcement during June 2017 of the restructuring of the business.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
106
SA Rands millions
2017
2016
5
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
Finance costs
Finance lease charges
20
22
Finance costs on corporate notes, bank loans and other
172
114
Other finance costs and amortisation of fees
11
11
203
147
Unwinding of obligations
92
119
Total finance costs and unwinding of obligations (note 25)
295
266
6
EMPLOYEE BENEFITS
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits
6,684
6,671
Health care and medical scheme costs
- current medical expenses
537
531
- defined benefit post-retirement medical expenses
138
150
Pension and provident plan costs
- defined contribution
464
459
- defined benefit pension plan
-
216
Retrenchment costs
1,060
164
Share-based payment expense
(1)
237
276
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other (income) expenses
9,120
8,467

Refer to group note 32 for details of Directors' and Prescribed Officers' emoluments.
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 10. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R237m (2016: R276m) for the company is only in respect of awards made to employees of the company.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
107
SA Rands millions
2017
2016
7
TAXATION
Current taxation (note 24)
Prior year under (over) provision
2
(35)
Deferred taxation
Impairment and disposal of tangible assets
(907)
(2)
Other temporary differences
(878)
121
Prior year over provision
(20)
(4)
Change in estimated deferred tax rate
(2)
438
(3)
(note 22)
(1,367)
112
(1,365)
77
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
%
%
Effective tax rate
22
3
Disallowable items
(1)
14
Disposal of AngloGold Ashanti USA Incorporated preference shares
-
9
Effect of temporary differences not recognised for deferred tax assets
3
-
Prior year over (under) provision
-
2
Change in estimated deferred tax rate
(2)
4
-
Estimated corporate tax rate
(1)
28
28
(1)
The South African statutory tax rates are as follows:
- Non-mining statutory tax rate 28% (2016: 28%); and
- Maximum statutory mining tax rate 34% (2016: 34%).
(2)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.
SA Rands millions
2017
2016
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation required between five and twenty years
154
-
154
-

At the statutory tax rate, the unrecognised value of the deferred tax asset is R43m.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
108
SA Rands millions
2017
2016
8
DIVIDENDS
Ordinary shares
Dividend number 118 of 130 SA cents per share was declared on 21 February 2017 and paid on 7 April 2017.
531
-
531
-
Preference shares
Dividend number 35
A preference dividend of 20,873 SA cents per share was declared on 31 December
2016
417
B preference dividend of 1,250 SA cents per share was declared on 31 December 2016
10
Dividend number 36
A preference dividend of 19,795 SA cents per share was declared on 31 December
2017
396
B preference dividend of 1,250 SA cents per share was declared on 31 December 2017
10
406
427

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
109
9   TANGIBLE ASSETS
SA Rands millions
Mine
development
costs
Mine infra-
structure
Mineral
rights and
dumps
Assets
under
construction
Land and
buildings
(2)
Total
Cost
Balance at 1 January 2016
25,710 6,594 510 3,365 311 36,490
Additions
- project capital - - - 450 - 450
- stay-in-business capital 1,655 384 - (8) - 2,031
Disposals (48) - - - - (48)
Transfers and other movements
(1)
(6,261) (305) - (329) - (6,895)
Balance at 31 December 2016
21,056 6,673 510 3,478 311 32,028
Accumulated amortisation and impairments
Balance at 1 January 2016
16,999 3,061 319 39 147 20,565
Amortisation for the year 1,895 336 18 - 17 2,266
Impairment and derecognition of assets 18 19 - 5 - 42
Disposals (32) - - - - (32)
Transfers and other movements
(1)
(6,415) (284) - (44) - (6,743)
Balance at 31 December 2016
12,465 3,132 337 - 164 16,098
Net book value at 31 December 2016
8,591 3,541 173 3,478 147 15,930
Cost
Balance at 1 January 2017
21,056
6,673
510
3,478
311
32,028
Additions
- project capital
-
-
-
296
-
296
- stay-in-business capital
1,245
197
-
50
-
1,492
Transfer to non-current assets and liabilities
held for sale
(10,707)
(3,835)
(89)
(988)
(48)
(15,667)
Transfers and other movements
(1)
(3,111)
(14)
(352)
(172)
-
(3,649)
Balance at 31 December 2017
8,483
3,021
69
2,664
263
14,500
Accumulated amortisation and impairments
Balance at 1 January 2017
12,465
3,132
337
-
164
16,098
Amortisation for the year
1,263
330
10
-
17
1,620
Impairment and derecognition of assets
(3)
2,421
595
106
-
-
3,122
Transfer of non-current assets and liabilities
held for sale
(9,378)
(2,307)
(57)
-
-
(11,742)
Transfers and other movements
(1)
(3,146)
(224)
(352)
-
-
(3,722)
Balance at 31 December 2017
3,625
1,526
44
-
181
5,376
Net book value at 31 December 2017
4,858
1,495
25
2,664
82
9,124
(1)
Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and derecognition of assets with a carrying value of nil.
(2)
Included in the amounts for land and buildings are assets held under finance leases with a net book value of R73m (2016: R90m).
(3)
Impairment and derecognition of assets include the following:

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
110
9   TANGIBLE ASSETS CONTINUED

For the impairment calculation assumptions as well as further detail on the impairment of the South African cash generating units, as at 31 December 2017, refer group note 14 on tangible assets.

For the year ended 31 December 2017, the following impairments and derecognitions of tangible assets were recognised:
SA Rands millions
TauTona
1,018
Kopanang
455
Surface Operations
121
Moab Khotsong
1,501
Mponeng
27
3,122

SA Rands millions
2017
2016
10   INTANGIBLE ASSETS
Software and licences
Cost
Balance at beginning of year
736
777
Additions
10
25
Derecognition of assets
(15)
(66)
Transfer to non-current assets and liabilities held for sale
(231)
-
Balance at end of year
500
736
Accumulated amortisation
Balance at beginning of year
688
657
Amortisation for the year (notes 2 and 25)
22
91
Impairment and derecognition of assets
(12)
(60)
Transfer to non-current assets and liabilities held for sale
(206)
-
Balance at end of year
492
688
Net book value at end of year
8
48
11   INVESTMENT IN ASSOCIATE
Carrying value of investment in associate
Investment in associate
449
275
Investment in associate comprises:
Name
Effective %
Description
Carrying value
(SA Rands million)
2017
2016
2017
2016
Unlisted associate
Rand Refinery (Pty) Limited
42.4
42.4 Smelting and refining of gold
449
275

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
111
SA Rands millions
2017
2016
11   INVESTMENT IN ASSOCIATE CONTINUED
Impairment (impairment reversal) of investment in associate
Rand Refinery (Pty) Limited (note 25)
(174)
186
During 2017, a partial impairment reversal of R174m on the shareholder loan was recognised after considering the current financial position and operating results of Rand
Refinery (Pty) Limited.
12   INVESTMENTS IN SUBSIDIARIES
Shares at cost:
Advanced Mining Software Limited
2
2
AGRe Insurance Company Limited
149
149
AngloGold Ashanti Holdings plc
40,074
40,612
AngloGold Ashanti USA Incorporated
949
949
Eastvaal Gold Holdings Limited
917
917
First Uranium (Pty) Limited
1,071
1,071
Nuclear Fuels Corporation of SA (Pty) Limited
-
7
43,162
43,707
13   INVESTMENT IN ENVIRONMENTAL REHABILITATION TRUST FUND
The fund is managed by Ashburton Investments and invested mainly in equities, government bonds and other fixed-term deposits. The fair value of the Environmental
Trust Fund is R1,422m (2016: R1,307m).
294
294
14   TRADE AND OTHER RECEIVABLES
Non-current
Other receivables and deferred loan fees
-
1
Current
Trade receivables
47
63
Prepayments and accrued income
43
66
Recoverable tax, rebates, levies and duties
152
95
Amounts due from related parties
13
19
Interest receivable
3
4
258
247
Total trade and other receivables
258
248
Current trade receivables are non-interest bearing and are generally on terms less than
90 days.
15   INVENTORIES
Work in progress
- metals in process
68
316
Finished goods
- gold doré/bullion
33
35
- by-products
56
28
Total metal inventories
157
379
Mine operating supplies
268
344
Total inventories
(1)
425
723
(1)
The amount of the write-down of metals in process and by-products to net realisable value, and recognised as an expense is R26m (2016: R62m).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
112
SA Rands millions
2017
2016
16   INTRA-GROUP BALANCES
Intra-group receivables
AngloGold Ashanti Australia Limited
94
100
AngloGold Ashanti Colombia S.A.
50
55
AngloGold Ashanti Córrego do Sitío Mineração S.A.
24
26
AngloGold Ashanti (Ghana) Limited
29
22
AngloGold Ashanti Health (Pty) Limited
55
26
AngloGold Ashanti Holdings plc
1
2
AngloGold Ashanti (Iduapriem) Limited
17
21
AngloGold Ashanti North America Inc
57
91
AngloGold Services Mali
8
2
Cerro Vanguardia S.A.
21
35
Chemwes (Pty) Limited
1,898
2,036
Geita Gold Mining Limited
53
85
Mineração Serra Grande S.A.
6
6
Covalent Water Company (Pty) Limited
138
87
Mine Waste Solutions (Pty) Limited
-
64
Nuclear Fuels Corporation of SA (Pty) Limited
236
196
Société Ashanti Goldfields de Guinée S.A.
16
40
2,703
2,894
Intra-group payables
Advanced Mining Software Limited
9
9
AngloGold Ashanti Australia Limited
7
7
AngloGold Ashanti Colombia S.A.
1
3
AngloGold Ashanti (Ghana) Limited
-
1
AngloGold Ashanti Health (Pty) Limited
46
19
AngloGold Ashanti Holdings plc
944
1,050
AngloGold Ashanti North America Inc
9
14
AngloGold South America Limited
364
406
Eastvaal Gold Holdings Limited
1,828
1,379
Nuclear Fuels Corporation of SA (Pty) Limited
230
134
3,438
3,022
Included in the statement of financial position as follows:
Current assets (note 28)
2,703
2,894
Current liabilities (note 28)
(3,438)
(3,022)
(735)
(128)

Intra-group balances are interest free and are payable on demand except where otherwise noted.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
113
17   NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE
Kopanang gold mine, West Gold Plant and related infrastructure (Kopanang Sale Assets)
The Kopanang gold mine is situated approximately 170 kilometres southwest of Johannesburg. It is included in the South
Africa reporting segment. Kopanang gold mine was previously recognised as a combination of tangible assets, current assets, current and long-term liabilities. Due to the change in mine plans to restructure Kopanang, an impairment of R446m was recognised at 30 June. On 19 October 2017, AngloGold Ashanti Limited announced that it has entered into an agreement to dispose of the Kopanang Sale Assets to Heaven-Sent SA Sunshine Investment Company Limited (“HSC”), a Chinese capital management company headquartered in Hong Kong. The purchase consideration will be settled on the Closing Date by a payment of R100 million in cash and the transfer of certain gold bearing rock dumps from a subsidiary of HSC, namely Village
Main Reef Limited to AngloGold Ashanti. Kopanang mine is a single shaft system, which produces gold as its primary output.
In 2017, Kopanang mine produced 91,000 ounces (2016: 91,000 ounces) of gold.
Moab Khotsong gold mine and related infrastructure, Nufcor and Margaret Water Company (Moab Sale Assets)
The Moab Khotsong gold mine is situated about 180 kilometres southwest of Johannesburg. It is included in the South Africa reporting segment. Moab Khotsong gold mine was previously recognised as a combination of tangible assets, current assets, current and long-term liabilities. On 19 October 2017, AngloGold Ashanti Limited announced that it has entered into a sale and purchase agreement, to dispose of various assets situated in the Vaal River region of South Africa to Harmony Gold Mining
Company Limited for a cash consideration of US$300 million.

The assets and related interests to be sold include the following:
•
The Moab Khotsong mine (which incorporates the Great Noligwa mine) and related infrastructure;
•
AngloGold Ashanti’s entire interest in Nuclear Fuels Corporation of South Africa Proprietary Limited; and
•
AngloGold Ashanti’s entire interest in Margaret Water Company NPC.

Moab Khotsong is an underground mine which produced 294,000 ounces of gold in 2017 (2016: 280,000 ounces).

Subsequent to year end, the conditions precedent were fulfilled. Refer group note 36.

The carrying amount of major classes of assets and liabilities include:
2017
SA Rands millions
Moab
Sale Assets
Kopanang
Sale Assets
Total
Tangible assets
(1)
3,404
146
3,550
Intangible assets
26
3
29
Inventories
192
65
257
Non-current assets held for sale
3,622
214
3,836
Environmental and rehabilitation provisions
235
115
350
Provision for pension and post-retirement benefits
12
3
15
Trade, other payables and deferred income
117
59
176
Deferred taxation
(2)
1,006
(9)
997
Non-current liabilities held for sale
1,370
168
1,538
Nuclear Fuels Corporation of South Africa (Nufcor)
As part of the sale of the Moab Khotsong assets, the investment in Nufcor will be sold to Harmony Gold Mining Company.
Carrying amount of the investment in Nufcor
7
Net non-current assets held for sale
2,305
(1)
Includes impairments of R490m subsequent to being transferred to held for sale.
(2)
The Moab Khotsong and Kopanang mines are in the same legal entity.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
114
SA Rands millions
2017
2016
18   SHARE CAPITAL AND PREMIUM
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
150
150
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
-
-
30,000,000 C redeemable preference shares of no par value
-
-
151
151
Issued and fully paid
410,054,615 (2016: 408,223,760) ordinary shares of 25 SA cents each
102
102
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
778,896 B redeemable preference shares of 1 SA cent each
-
-
103
103
Share premium
Balance at beginning of year
50,595
49,972
Ordinary shares issued
343
623
Balance at end of year
50,938
50,595
Share capital and premium
51,041
50,698

The rights and restrictions applicable to the A, B and C redeemable preference shares are detailed in group note 24.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
115
SA Rands millions
2017
2016
19   BORROWINGS
Non-current
Unsecured
Syndicated revolving credit facility (R1.5bn)
-
1,204
Interest charged at JIBAR plus 1.2% per annum. The facility was issued on
3 December 2013 and was settled on 12 December 2017.
Syndicated revolving credit facility (R2.5bn)
695
-
Interest charged at JIBAR plus 1.8% per annum. The facility was issued on 12
December 2017 and is available until 12 December 2020, with the option on application to extend to a maximum of two years.
Syndicated revolving credit facility (R1.4bn)
1,004
-
Interest charged at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020.
Revolving credit facility (R1bn)
1,002
-
Interest charged at JIBAR plus 1.3% per annum. The facility was issued on 3 November
2017 and is available until 3 November 2020, with the option on application to extend to a maximum of two years.
The loans are subject to debt covenant arrangements for which no default event occurred.
Secured
Finance leases
Turbine Square Two (Pty) Limited
192
217
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-
based. The buildings financed are used as security for these loans.
Total non-current borrowings including current portion
2,893
1,421
Current portion of non-current borrowings included in current liabilities
(40)
(23)
Total non-current borrowings
2,853
1,398
Current
Current portion of non-current borrowings included above
40
23
Unsecured
FirstRand Bank Limited demand facility
2
-
Total current borrowings
42
23
Total borrowings (note 28)
2,895
1,421
Amounts falling due
Within one year
42
23
Between two and five years
2,853
1,382
After five years
-
16
(note 28)
2,895
1,421
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility (R1.5bn) - SA rand
-
300
Syndicated revolving credit facility (R1.4bn) - SA rand
400
1,400
Syndicated revolving credit facility (R2.5bn) - SA rand
1,800
-
FirstRand Bank Limited (R750m; 2016: R500m) - SA Rand
750
500
2,950
2,200

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
117
SA Rands millions
2017
2016
19   BORROWINGS CONTINUED
Change in liabilities arising from financing activities:
Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance
1,421
1,988
Proceeds from borrowings
7,134
3,635
Repayment of borrowings
(5,659)
(4,196)
Repayment of interest
(161)
(126)
Interest charged to income statement
171
118
Deferred loan fees
(11)
2
Closing balance
2,895
1,421
Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Interest paid on borrowing
161
126
Commitment fees, environmental guarantees fees and other borrowing costs
41
29
Total finance costs paid
202
155
20   ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS
Provision for decommissioning
Balance at beginning of year
865
950
Change in estimates
(1)
22
(152)
Transfer to non-current assets and liabilities held for sale
(261)
-
Utilised during the year
(20)
(29)
Unwinding of decommissioning obligation
70
96
Balance at end of year
676
865
Provision for restoration
Balance at beginning of year
161
228
Change in estimates
(1)
(12)
(90)
Unwinding of restoration obligation
13
23
Transfer to non-current assets and liabilities held for sale
(35)
-
Balance at end of year
127
161
Other provisions
(2)
Balance at beginning of year
43
31
Change in estimates
83
38
Additions
832
-
Utilised during the year
(24)
(26)
Balance at end of year
934
43
Total environmental rehabilitation and other provisions
1,737
1,069
(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows.
(2)
Included in other provisions is the provision for settlement of silicosis class action litigation.
(3)
The undiscounted rehabilitation provision based on real cash flows is R2,234m (2016: R2,006m).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
118
20   ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS CONTINUED
Provision for settlement of silicosis class action litigation

AngloGold Ashanti Limited together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. The companies requested leave to appeal to the Supreme
Court of Appeal (SCA), which was granted on 13 September 2016 and was scheduled to be heard from 19 to 23 March 2018.
On 10 January 2018, in response to a request from all parties involved in the appeal to the SCA in respect of the silicosis and tuberculosis class action litigation, the Registrar of the SCA postponed the hearing date of the appeal until further notice
(see group note 26).
SA Rands millions
2017
2016
21   PROVISION FOR POST-RETIREMENT BENEFITS
The company has made provision for medical schemes covering substantially all employees. The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
1,406
1,499
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2017.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
1,499
1,492
Current service cost
5
4
Interest cost
133
146
Benefits paid
(115)
(111)
Actuarial (gain) loss
(101)
(32)
Balance at end of year
1,421
1,499
Less: transfer to non-current assets and liabilities held for sale
(1)
(15)
-
Net amount recognised
(1)
1,406
1,499
Components of net periodic benefit cost
Current service cost
5
4
Interest cost
133
146
Net periodic benefit cost
138
150
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
9.29%
9.31%
Expected increase in health care costs
7.75%
8.30%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.75%
8.30%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.75%
8.30%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost - 1% point increase
12
15
Effect on post-retirement benefit obligation - 1% point increase
119
137
Effect on total service and interest cost - 1% point decrease
(11)
(13)
Effect on post-retirement benefit obligation - 1% point decrease
(104)
(119)
(1)
The obligation for post-retirement medical is unfunded.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
119
SA Rands millions
2017
2016
21   PROVISION FOR POST-RETIREMENT BENEFITS CONTINUED
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees CONTINUED
Cash flows
Contributions
The company expects to contribute R119m to the post-retirement medical plan in 2018.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2018
119
2019
123
2020
128
2021
132
2022
135
Thereafter
769
22   DEFERRED TAXATION
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
   Tangible assets
1,789
3,825
   Prepayments
6
11
1,795
3,836
Assets
   Provisions
758
861
   Tax losses
529
132
1,287
993
Net deferred taxation liability
508
2,843
The movement on the deferred tax balance is as follows:
Balance at beginning of year
2,843
2,737
Taxation on items included in income statement (note 7)
(1,367)
112
Taxation on items included in other comprehensive income
28
(6)
Transferred to non-current assets and liabilities held for sale
(996)
-
Balance at end of year
508
2,843

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
120
SA Rands millions
2017
2016
23   TRADE AND OTHER PAYABLES
Trade payables
726
956
Accrual for retrenchment costs
432
-
Accruals, financial guarantees and other
2,630
3,343
(note 28)
3,788
4,299
Trade and other payables are non-interest bearing and are normally settled within
60 days.
24   TAXATION
Balance at beginning of year
35
29
Refunds during the year
-
46
Payments during the year
-
(5)
Taxation of items included in income statement (note 7)
2
(35)
Balance at end of year
37
35
25   CASH GENERATED FROM OPERATIONS
Profit (loss) before taxation
(6,318)
2,389
Adjusted for:
Amortisation of tangible assets (note 2)
1,593
2,231
Finance costs and unwinding of obligations (note 5)
295
266
Environmental, rehabilitation and other expenditure
(176)
(254)
Special items
4,855
(744)
Amortisation of intangible assets (notes 2 and 10)
22
91
Impairment (impairment reversal) of investment in associate (note 11)
(174)
186
Interest received (note 1)
(14)
(83)
Foreign currency translation on intergroup loans
(143)
(180)
Other non-cash movements
(9)
(713)
Movements in working capital
(292)
(36)
(361)
3,153
Movements in working capital:
(Increase) decrease in inventories
(1)
(28)
(Increase) decrease in trade and other receivables
(17)
136
Increase (decrease) in trade and other payables
(274)
(144)
(292)
(36)

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
121
SA Rands millions
2017
2016
26   RELATED PARTIES
Material related party transactions were as follows:
Sales and services rendered to related parties
Subsidiaries
(1)
2,844
2,617
Purchases and services acquired from related parties
Subsidiaries
(1)
848
866
Outstanding balances arising from sale of goods and services due by related parties
Subsidiaries
2,703
2,894
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries
3,438
3,022
Investment in Environmental Rehabilitation Trust Fund
294
294
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
In March 2017, the board of directors of AngloGold Ashanti Holdings plc approved a capital distribution (return to equity) to AngloGold Ashanti Ltd amounting to R538m. The investment was reduced by the same amount.
538
-
Management fees, royalties, interest and net dividends from subsidiaries amounts to
R405m (2016: R24m). Dividends of nil (2016: R100m) were received in cash.
Details of guarantees to related parties are included in note 27.
Refer to page 131 for the list of principal subsidiaries and operating entities.
Directors and other key management personnel
Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in group note 32.
(1)
Includes VAT where applicable.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
122
SA Rands millions
2017
2016
27   CONTRACTUAL COMMITMENTS AND CONTINGENCIES
Operating leases
At 31 December 2017, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
Less than one year
17
31
Between one and three years
17
33
Between three and five years
1
33
35
97

Operating lease charges included in profit before taxation amounts to R161m (2016: R190m).
Finance leases

The company has finance leases for buildings. The leases for buildings have terms of renewal but no purchase options and escalation clauses. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
SA Rands millions
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
2017
2016
Less than one year
48
31
44 24
Between one and three years
110
87
101 70
Between three and give years
79
74
120 107
More than five years
-
-
16 16
Total minimum lease payments
237
192
281 217
Amounts representing finance charges
(45)
-
(64) -
Present value of minimum lease payments
192
192
217 217
SA Rands millions
2017
2016
Capital commitments
Acquisition of tangible assets
Contracted for
173
176
Not contracted for
497
4,097
Authorised by the directors
670
4,273
Allocated to:
Project capital
- within one year
141
319
- thereafter
-
3,504
141
3,823
Stay-in-business capital
- within one year
394
438
- thereafter
135
12
529
450

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
123
SA Rands millions
2017
2016
27   CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED
Purchase obligations
Contracted for
- within one year
514
932

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Contingencies
SA Rands millions
2017
2016
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution
(2)
-
-
Contingent asset
Royalty - Tau Lekoa Gold Mine
(3)
-
-
Guarantees
Financial guarantees
Syndicated revolving credit facility
(4)
12,357
13,731
A$ Syndicated revolving credit facilities
(5)
4,820
4,954
Rated bonds
(6)
21,625
24,029
Revolving credit facilities - $100m
(7)
1,236
1,373
Performance guarantee
Mine Waste Solutions
(8)
-
-
40,038
44,087
Contingent liabilities
Other
(1)
Groundwater pollution – The company has identified groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
124
27   CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED
Contingent liabilities CONTINUED
Other CONTINUED
(2)
Deep groundwater pollution - The company has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in South Africa. Various studies have been undertaken by AngloGold Ashanti
Limited since 1999 to understand this potential risk. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and
Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine
Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
Contingent asset
(3)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 756,423oz (2016: 678,149oz) produced have been received to date.
Guarantees
(4)
The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn five-year syndicated revolving credit facility entered into during July 2014.
(5)
The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of AngloGold Ashanti Australia Limited under the A$500m five-year syndicated revolving credit facility entered into during July 2014.
(6)
The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due
15 April 2040 and the $750m 5.125% rated bonds issued during July 2012, due 1 August 2022.
(7)
The company has fully and unconditionally guaranteed all payments and other obligations under the $100m 3 year revolving credit facilities entered into during 2016.
(8)
As part of the acquisition by the company of First Uranium (Pty) Limited during 2012, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at
31 December 2017, 170,435oz (2016: 197,528oz) remain to be delivered against the guarantee over the life of the contract.

28   FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The Chief Financial
Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The
Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the company's counterparties.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
126
28   FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
The financial risk management objectives of the company are defined as follows:
•
safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the
SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.
Net open hedge position as at 31 December 2017
The company had no outstanding commitments against future production.
Interest rate and liquidity risk

Refer note 34 in the group financial statements. At each of the financial years ended 31 December 2017 and 2016, the company was in a net current liability position. The company will fund current liabilities from operating cash flows and borrowings.
The following are the contractual maturities of financial liabilities, including interest payments:
Financial liabilities
SA Rands
Within one year
Effective
rate
Between
one and two years
Effective
rate
Between
two and five years
Effective
rate
After
five years
Effective
rate
Total
2017
Million
%
Million
%
Million
%
Million
%
Million
Financial guarantees
-
18,413
17,918
3,707
40,038
Borrowings
287
8.8
289
8.8
3,004
8.8
-
3,580
Trade and other payables (note 23)
3,788
3,788
Intra-group balances (note 16)
3,438
(1)
3,438
2016
Financial guarantees - - 29,670 14,417 44,087
Borrowings 147 8.8 1,349 8.7 173 9.8 16 9.8 1,685
Trade and other payables (note 23) 4,299 - - - 4,299
Intra-group balances (note 16) 3,022
(1)
- - - 3,022
(1)
Effective rate less than 0.1%

Financial guarantees and their related amounts included in the statement of financial position include:

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
127
28   FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
Financial guarantees and their related amounts included in the statement of financial position include:
Guarantee
Included in
statement of
financial
position
Guarantee
Included in
statement of
financial
position
SA Rands millions
2017
2016
US$ Syndicated revolving credit facility
12,357
274
13,731 451
A$ Syndicated revolving credit facility
4,820
127
4,954 209
Rated bonds
21,625
1,434
24,029 1,656
Revolving Credit Facilities - $100m
1,236
-
1,373 -
40,038
1,835
44,087 2,316
Credit risk
Refer group note 34.
The combined maximum credit risk exposure of the company is as follows:
SA Rands millions
2017
2016
Other investments
13
14
Trade and other receivables
63
86
Intra-group balances (note 16)
2,703
2,894
Cash and cash equivalents
135
607
Total financial assets
2,914
3,601
Financial guarantees (note 27)
40,038
44,087

The company has trade and other receivables that are past due totalling R18m (2016: R18m), an impairment totalling nil
(2016: impairment of nil), and other investments that are impaired totalling nil (2016: nil). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.
Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's other investments and borrowings as at 31 December are as follows:
Type of instrument
Carrying
amount
Fair
value
Carrying
amount
Fair
value
SA Rands millions
2017
2016
Financial assets
Other investments
19
19
24 24
Financial liabilities
Borrowings (note 19)
2,895
2,895
1,421 1,421

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
128
28   FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

The following methods and assumptions were used to estimate the fair value borrowings:
Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Fair value of financial instruments
The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value as at 31 December.
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
SA Rands millions
2017
2016
Assets measured at fair value on a
recurring basis
Available-for-sale financial assets
Equity securities
6
-
-
6
10 - - 10
Environmental obligations
Pursuant to environmental regulations in South Africa, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to establish independent trust funds or provide guarantees issued by the operation, to the Department of
Mineral Resources to cover the potential environmental rehabilitation obligation in specified amounts. AngloGold Ashanti has established a trust fund which has assets of ZAR 1.39bn and guarantees of ZAR 1.52bn issued by various banks, for a current carrying value of the liability of ZAR 1.15bn.
Sensitivity analysis
Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 34 in the group financial statements.

29   CAPITAL
MANAGEMENT

Capital is managed on a group basis only and not on a company basis. Refer to note 35 in the group financial statements.

30   RECENT
DEVELOPMENTS

Refer group note 36.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

ANNUAL FINANCIAL STATEMENTS
2017
129
31   ADOPTION OF IFRS 15

IFRS 15 Revenue
Management has assessed the potential impact of IFRS 15 on the financial statements of the company and concluded that the company does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard does not have a significant impact on the timing or amount of the company’s revenue recognition. However, the adoption of IFRS 15 will result in the presentation of by -product revenue in
Revenue from product sales where previously by-product revenue was included in cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a corresponding increase in costs of sales, and therefore will not have an impact on previously reported gross profit.

As currently reported:
SA Rands millions
2017
2016
Revenue
13,391
16,843
Gold income
13,099
15,828
Cost of sales
(13,486)
(14,010)
Gross profit (loss)
(387)
1,818
Gross profit %
(2.95%)
11.49%

By-products revenue for the years ended 2017 and 2016 (R188m and R330m respectively) is included in the Revenue line, but is offset and thus reduces cost of sales in the detailed income statement.

On adoption of IFRS 15, AngloGold Ashanti will disclose revenue from all product sales, including by-products sales in
Revenue from product sales in the detailed income statement. Accordingly, the detailed income statement would be restated
for the effects of adopting IFRS 15 as follows:
SA Rands millions
2017
2016
Revenue
13,391
16,843
Revenue from product sales
13,287
16,158
Cost of sales
(13,674)
(14,340)
Gross profit (loss)
(387)
1,818
Gross profit %
(2.91%)
11.25%

AngloGold Ashanti intends to apply IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8
Accounting Policies, Changes in Accounting Estimates and Errors.

ANNUAL FINANCIAL STATEMENTS
2017

ANNEXURE A
Summary of significant accounting policies
EQUITY-ACCOUNTED INVESTMENTS
Joint ventures

A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in joint arrangements classified as joint ventures are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Joint ventures and associates

If necessary, impairment losses on loans and equity are reported under share of joint ventures and associates profit and loss.

Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-
accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

In determining materiality for the disclosure requirements of IFRS 12 “Disclosure of Interest in Other Entities”, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.
UNINCORPORATED JOINT VENTURES – JOINT OPERATIONS

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

ANNUAL FINANCIAL STATEMENTS
2017

FOREIGN CURRENCY TRANSLATION
Functional currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent company is
South African Rands.
Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
share capital and premium are translated at historical rates of exchange at the reporting date;
•
retained earnings are converted at historical average exchange rates;
•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•
all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation).

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. On repayment or realisation, permanent loans and investments are recycled from FCTR to the income statement. For the company, the exchange differences on such monetary items are reported in the company income statement.
SEGMENT REPORTING

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.
TANGIBLE ASSETS

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognized as an impairment.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associate d with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.

ANNUAL FINANCIAL STATEMENTS
2017

For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years;
•
computer equipment up to three years; and
•
leased assets over the shorter of the period of the lease and the useful life of the leased asset.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale.
These are included in the income statement.
Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore
Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.
Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve.
Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve.
Dumps are amortised over the period of treatment.
Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:
•
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;

ANNUAL FINANCIAL STATEMENTS
2017

•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost; and
•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.
LEASED ASSETS

Assets subject to finance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
NON-CURRENT ASSETS HELD FOR SALE

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
INVENTORIES

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
•
metals in process are valued at the average total production cost at the relevant stage of production;
•
gold doré/bullion is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-
current asset where the stockpile exceeds current processing capacity;
•
by-products, which include uranium oxide, silver and sulphuric acid, are valued using an average total production cost method;
•
mine operating supplies are valued at average cost; and
•
heap leach pad materials are measured on an average total production cost basis.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Impairments resulting from a decrease in prices are disclosed in special items, all other impairments are included in cost of sales.
PROVISIONS

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain.
The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of

ANNUAL FINANCIAL STATEMENTS
2017

resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

AngloGold Ashanti does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation.
EMPLOYEE BENEFITS
Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent
Assets” and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.
Share-based payments
The group’s management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
In addition, the group’s management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the company’s share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
ENVIRONMENTAL EXPENDITURE

ANNUAL FINANCIAL STATEMENTS
2017

The group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-
up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to solely fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. These funds may only be utilised for purposes of settling decommissioning and environmental liabilities relating to existing mining operations.
All income earned on these funds is reinvested or spent to meet these obligations. For group purposes, the trusts are consolidated.
Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
REVENUE RECOGNITION

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that ec onomic benefits will flow to the group and revenue and costs can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•
dividends and royalties are recognised when the right to receive payment is established;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
•
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.
TAXATION

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

ANNUAL FINANCIAL STATEMENTS
2017

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.
Interest and penalties, if any, are recognised in the income statement as part of taxation expense.

SPECIAL ITEMS

Items of income and expense that require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement.
FINANCIAL INSTRUMENTS

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements.
Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognised or when there is objective evidence that the asset is impaired based on a significant or prolonged decrease in the fair value of the equity instrument below its cost.

Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-
maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Other non-current assets

Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.
Cash and cash equivalents

ANNUAL FINANCIAL STATEMENTS
2017

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Cash restricted for use

Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.
Financial liabilities

Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.

Financial liabilities permitted to be designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.
Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.

Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and
Contingent Assets”, and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 “Revenue”.
Fair value measurements

The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

ANNUAL FINANCIAL STATEMENTS
2017

PRINCIPAL SUBSIDIARIES AND OPERATING
ENTITIES
For the year ended 31 December

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.
Shares held
Holding
Percentage held
2017
2016
2017
2016
Principal subsidiaries and controlled operating entities
(1)
AngloGold Ashanti Australia Limited
(2)
2
257,462,077
257,462,077 I
100
100
AngloGold Ashanti Holdings plc 6
5,326,550,917
5,326,550,917 D
100
100
AngloGold Ashanti USA Incorporated 10
237
237 D
100
100
Operating entities
AngloGold Ashanti Córrego do Sítio Mineração S.A. 3
4,167,084,999
4,167,084,999 I
100
100
AngloGold Ashanti (Ghana) Limited
(3)
4
132,419,584
132,419,584 I
100
100
AngloGold Ashanti (Iduapriem) Limited 4
66,270
66,270 I
100
100
Cerro Vanguardia S.A. 1
13,875,000
13,875,000 I
92.50
92.50
Geita Gold Mining Limited 9
123,382,772
123,382,772 I
100
100
Mineração Serra Grande S.A. 3
1,999,999
1,999,999 I
100
100
Societé AngloGold Ashanti de Guinée S.A. 5
3,486,134
3,486,134 I
85
85
Joint venture operating entities
Kibali (Jersey) Limited
(4)
7
2,324
2,310 I
50
50
Société des Mines de Morila S.A. 8
400
400 I
40
40
Société d'Exploitation des Mines d'Or de Sadiola S.A. 8
41,000
41,000 I
41
41
Unincorporated joint operation
Tropicana joint venture 2
n/a
n/a I
70
70

D
– Direct Holding
I – Indirect Holding
(1)
All the operations in South Africa, namely, Mine Waste Solutions, Kopanang, Moab Khotsong, Mponeng and TauTona are held by the parent company, AngloGold Ashanti Limited.
(2)
Owner of the Sunrise Dam operation and the Tropicana joint venture in Australia.
(3)
Operates the Obuasi mine in Ghana.
(4)
Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.

1
Argentina 6 Isle of Man
2 Australia 7 Jersey
3 Brazil 8 Mali
4 Ghana 9 Tanzania
5 Republic of Guinea 10 United States of America

ANNUAL FINANCIAL STATEMENTS
2017

SHAREHOLDERS’ INFORMATION
At 31 December

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:
Shareholders or their subsidiaries directly or indirectly
holding >5% of AngloGold Ashanti’s capital
Ordinary shares held
31 December 2017
31 December 2016
Number
%
Number
%
Black Rock Inc.
38,926,159
9.49
42,966,540 10.53
Public Investment Corp. of South Africa
25,808,607
6.29
25,580,542 6.27
Van Eck Global
24,485,374 6.00

The Bank of New York Mellon holds 159,347,405 shares representing a holding of 39% (2016: 176,085,993 shares, a 43% holding)
through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.

Shareholder spread as at 31 December 2017:
Class of shareholder
Number of
shares held
% of total
shares in issue
Number of
shareholders
% of total
shares in issue
Public shareholders 403,380,942 98.38 11,916 99.92
Non-Public
Directors 300,023 0.07 8 0.07
Strategic holdings (Government of Ghana) 6,373,650 1.55 1 0.01
Total
410,054,615 100.00 11,925 100.00

A redeemable preference shares
All redeemable preference shares are held by a
wholly-owned subsidiary company.
B redeemable preference shares

ANNUAL REPORTS
Should you wish to receive a printed copy of AngloGold Ashanti’s Annual Financial Statements 2017, please request same from the contact persons listed at the end of this report, or from the company’s website, or from companysecretary@anglogoldashanti.com, or
PO Box 62117, Marshalltown, Johannesburg, 2107.

ANNUAL FINANCIAL STATEMENTS
2017

GLOSSARY
OF TERMS AND ABBREVIATIONS
Glossary of terms and Non-GAAP metrics

All-in sustaining costs:
During June 2013 the World Gold Council (WGC), an industry body, published a Guidance
Note on ‘all - in sustaining costs’ metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. ‘All-in sustaining costs’ is an extension of the existing ‘total cash cost’ metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
All-in costs:
All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine.
Non-sustaining costs are those costs incurred at new operations and costs related to
‘major projects’ at existing operations where these projects will materially increase production.
All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
By-products:
Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Capital expenditure:
Total capital expenditure on tangible and intangible assets which includes stay-in-business and project capital.
Adjusted EBITDA:
Operating profit (loss) before amortisation of tangible and intangible assets, retrenchment costs at the operations, impairment and derecognition of goodwill, tangible and intangible assets, impairment of investments, profit (loss) on disposal and derecognition of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustment on issued bonds, write-off of stockpile and heap leach inventories to net realisable value, repurchase premium on part settlement of $1.25bn bonds plus the share of associates’ EBITDA.
The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit
Facility Agreements for compliance with the debt covenant formula.
Effective tax rate:
Current and deferred taxation as a percentage of profit before taxation.
Equity:
Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Free cash flow:
Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Gain (loss) on non-hedge
derivatives and other
commodity contracts:
Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.
Gold produced:
Refined gold in a saleable form derived from the mining process.
Net debt:
Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease), adjusted for the unamortised portion of the rated bonds, and cumulative fair value adjustment on

ANNUAL FINANCIAL STATEMENTS
2017

issued bonds; less cash restricted for use and cash and cash equivalents.
Net capital employed:
Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net operating assets:
Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).
Operating cash flow:
Net cash inflow from operating activities less stay-in-business capital expenditure.
Productivity:
An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Project capital:
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Region:
Defines the operational management divisions within AngloGold Ashanti, namely
South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali
and Tanzania), Australasia (Australia and surrounding areas), and the Americas
(Argentina and Brazil).
Rehabilitation:
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land
Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Stay-in-business capital:
Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Sustaining capital:
Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs:
Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes.
Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Weighted average number
of ordinary shares:
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

ANNUAL FINANCIAL STATEMENTS
2017

ABBREVIATIONS
$ or USD
United States dollars
A$ or AUD
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
AHE
Adjusted headline earnings
AIC
All-in costs
AISC
All-in sustaining costs
ASX
Australian Securities Exchange
BBSY
Bank bill swap bid rate
BRL
Brazilian real
bn
Billion
CDI
CHESS Depositary Interests
CHESS
Clearing House Electronic Settlement System
DMTNP
Domestic medium-term notes programme
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
IASB
International Accounting Standards Board
IFRS
International Financial Reporting Standards
JIBAR
Johannesburg Interbank Agreed Rate
JSE
JSE Limited
LIBOR
London Interbank Offer Rate
M or m
Million, depending on the context
Moz
Million ounces
NYSE
New York Stock Exchange
oz
Ounces (troy)
RCF
Revolving Credit Facility
R, ZAR or Rand
South African rands
SEC
United States Securities and Exchange Commission
Strate
South Africa’s Central Securities Depositary
The Companies Act
The South African Companies Act, No. 71 of 2008, as amended
US/USA
United States of America
XBRL
eXtensible Business Reporting Language

ANNUAL FINANCIAL STATEMENTS
2017

ADMINISTRATIVE INFORMATION
AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)

Non-Executive
SM Pityana
^
(Chairman)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
SV Zilwa^

* British
§
Indian
#
American
~ Australian
^
South African

Officers
Executive Vice President – Legal, Commercial
and Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for AngloGold
Ashanti.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance